

MESSAGE FROM OUR PRESIDENT AND CEO

Dear Stockholders, Customers, Colleagues, and Partners:

This past year was another transformative year for PayPal. Our world is changing rapidly, and the political and economic landscape remains dynamic. The continuing digitization of cash and the global proliferation of mobile technologies are redefining the face of commerce, and creating new opportunities to connect, to share, to shop, and to sell. And yet too many of our global citizens are being left behind. Despite the inherent advantages of the digital economy, it is clear that the benefits of technology are not being equally distributed across society.

While we are making demonstrable progress in many areas, approximately 1.7 billion people are unbanked and even more are underserved by the traditional financial system. Numbers like these make it clear that PayPal's mission is more relevant than ever. We must innovate and use technology to democratize financial services to help as many people and businesses as possible join and thrive in the digital economy. This is the unifying vision behind everything we do.

Our opportunity to help the underserved, and drive the next era of commerce is immense. Consumers around the world demand and deserve more convenient, accessible, and affordable financial services. Merchants of all shapes, sizes, and industries are looking for ways to get closer to their customers, maximize the opportunities presented by digital commerce, and compete successfully in this new era.

I'm pleased to share with you the progress PayPal has made this year. We continue to transform our business, and I am proud of what we have achieved for our stockholders, our customers, our colleagues, and our partners. We intend to move forward with focus, energy, and purpose to fulfill PayPal's potential as the world's leader in digital payments.

Transforming PayPal into an Open Digital Platform

One of our primary goals is to make PayPal the de facto operating system for mobile and digital commerce around the world, serving the entire payments ecosystem, and creating value for all of our customers and partners.

We continue to evolve towards being an open digital payments platform, through a combination of technological innovation, strategic partnerships, and targeted acquisitions. Our differentiated, open platform gives PayPal's 267 million active account holders the confidence to connect and transact in new and powerful ways, whether online, on a mobile device, in an app, or in a store. For merchants, our full suite of services and products helps to drive incremental sales, and we are a must-have platform for retailers to compete in a mobile commerce environment. As digital payment methods continue to replace cash, we are creating faster and more secure ways to manage and move money, offering greater choice and flexibility when it comes to sending payments between family and friends, paying for goods and services, or getting paid by customers.

We are committed to continued investment in the security of our platform to keep our products and services as safe and secure as possible, which strengthens our ability to navigate an increasingly complex world where cyberattacks are growing more sophisticated and regulatory requirements are continually evolving.

Strong Growth and Engagement to Achieve Record Results

We had a strong year in 2018, driving record-breaking growth across a number of key metrics. We set new benchmarks for revenue, net new active accounts, and engagement across our platform.

A high point in 2018 was our net new active number, which reached a record of 39 million net new active accounts for the year. We exited 2018 with 267 million active accounts on our platform, with approximately 246 million consumers shopping at more than 21 million merchant accounts. We are helping all of our customers join the digital economy, and we are targeting more than 300 million active accounts on our platform by the end of this year.

Importantly, the newest cohorts of users are exhibiting higher levels of engagement, which is an encouraging sign. Overall, we realized nearly 37 payment transactions per active account in 2018. We processed nearly 10 billion transactions in the year, and our overall payment volume grew 26% on a currency-neutral basis to $578 billion.

Revenue for 2018 exceeded $15.4 billion, growing 18% on both a spot basis and FX-neutral basis.[1] In the fourth quarter, we marked the first time in our history that we exceeded $4 billion of revenue in a single quarter. GAAP earnings per share (EPS) in the year grew 16% to $1.71, and non-GAAP EPS grew 28% to $2.42.[2] We returned more than $3.5 billion to stockholders during the year through stock repurchases.

Innovating and Evolving to Better Serve Our Customers
Throughout 2018, we delivered significant value across our differentiated two-sided platform, introducing new features and services for our consumers and merchants globally. Through a combination of innovation, partnerships, and acquisitions, we greatly strengthened our overall proposition for merchants, while removing friction and providing consumers with increased choice.

We launched industry-defining products that give our consumers more control over their payment experiences, and also help our merchants get closer to their customers in a mobile commerce environment like the ability to pay with rewards points and use PayPal with Google Pay and Samsung Pay. We introduced new products like PayPal Checkout with Smart Payment Buttons, Funds Now, and PayPal for Partners that help merchants maximize their opportunities and get instant access to their funds. One Touch continues to grow, with approximately 124 million consumer accounts opted in, and 11 million merchant accounts now offering the service. These product innovations are all part of PayPal's expansion into a global platform company, with a clear and inspiring mission, and a commitment to stay true to our values.

Venmo has grown to become an integral part of our portfolio. For merchants, accepting Venmo opens their doors to millions of socially connected and highly-engaged new consumers who already love to pay friends and family with Venmo multiple times every week. For consumers, paying with Venmo is simple and easy, allowing them to split the bill with friends and share their purchases within their social feed.

In 2018, Venmo processed $62 billion in TPV, growing 79% from last year, and showed significant increases in net new actives and monetized volume growth. We couldn't be more pleased with Venmo's performance, and we are excited for what the future holds. By leveraging PayPal's robust global scale and industry-leading technology infrastructure, we are confident that Venmo is uniquely positioned to drive long-term, sustainable revenue and profitable growth for the entire business.

Expanding Our Growing Community of Partners to Open Up the Global Economy
In the past three years, we've announced 38 partnership agreements with world-class retailers, financial institutions, traditional credit card networks, and telecom and technology companies. We have secured partnerships with more than 20 top-tier global financial institutions, including 8 of the top 10 banks in the U.S., representing 75% of all U.S. card volume. In the past year, there were nearly 40 bank-led marketing campaigns that encouraged their customers to pay with PayPal. We strongly believe that these partnerships will help seamlessly connect buyers and sellers — ultimately making the digital economy more accessible for consumers and merchants around the world. We made significant strides in 2018 to deepen existing partnerships and develop new relationships with some of the biggest and most influential global brands in technology, retail and finance, including American Express, Walmart, Paymentus, and HSBC.

Our goal is to expand this partner ecosystem so that we can deliver our capabilities to more customers around the world. Internationally, Central and South America, China, India, and Japan are key focus areas. We are investing significant resources into setting up new technologies and developing novel partnerships to help bring a truly global experience to these customers. These partnerships are opening up the digital economy to millions of new consumers and businesses, and we believe they will play an important role in fostering long-term economic health for communities and businesses around the world.

Acting as Responsible Stewards of Our Capital Resources
We desire to create and grow long-term, sustainable value for our stockholders. We have multiple tools to help drive that outcome.

2018 was a major year for acquisitions with our purchases of Hyperwallet, iZettle, Jetlore, and Simility. These outstanding companies each occupy a distinct position in payments or online services, and we're excited about their respective abilities to expand PayPal's scope of offerings. We are positioned to be an open, differentiated digital payments platform, and we will continue to be disciplined in our investments. Our acquisition and investment pipeline is healthy, and our balance sheet gives us the flexibility to move quickly and be opportunistic.

We significantly enhanced our strategic flexibility, while maintaining the opportunity to further increase the momentum in our consumer and merchant credit offerings, by selling our U.S. consumer credit portfolio to Synchrony. The transaction was completed in 2018, and we are very pleased with the resulting benefits.

Reaffirming Our Commitment to be a Responsible Global Corporate Citizen

Over the past several years, we've embarked on a journey to democratize financial services for individuals and businesses around the world. We recognize that with these efforts, it's important to regularly take stock of our progress, as well as reflect on how we're addressing and managing every facet of our business. I'm proud to share that in 2018, we released our inaugural Global Impact Report to share and track our progress on several key priorities: driving social impact through our business, managing our environmental footprint, and living our values. I hope you will take the time to read it, and engage with us on our journey to being a role model global corporate citizen.

We will continue to act on our mission and values, and try to make a difference in the world, day by day and year by year. In early 2019, we further enhanced the diversity of our board of directors, which is now made up of 50% women and underrepresented minority groups. We are working diligently to build an inclusive, collaborative, and sustainable culture.

We are inspired to see our customers drive positive change in our world by using our platform for charitable giving. We shattered our previous Giving Tuesday donation record, with over one million PayPal customers across 180 markets donating nearly $98 million to charitable causes. For the full year, $9.6 billion was donated to nonprofit organizations around the world through the PayPal platform.

Our success is dependent on the support of all of our customers, partners, and stockholders, and the hard work of PayPal employees across the globe. We look forward to making 2019 another productive year for PayPal. Thank you for your support and confidence.

Best regards,

Dan Schulman
President and CEO
PayPal Holdings, Inc.

NOTES:

[1] All growth rates represent year-over-year comparisons, except as otherwise noted. FX-neutral results are calculated by translating the current period's local currency results with the prior period's exchange rate. FX-neutral growth rates are calculated by comparing the current period FX-neutral results with the prior period's results, excluding the impact from hedging activities.

[2] Non-GAAP earnings per share is a financial measure not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). For a reconciliation of non-GAAP to GAAP earnings per share, please see the section entitled "Non-GAAP Financial Information" in "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our 2018 Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on February 7, 2019.



MESSAGE FROM OUR INDEPENDENT CHAIRMAN OF THE BOARD

April 10, 2019

Dear PayPal Stockholder:

On behalf of the Board, thank you for your investment in PayPal. 2018 was a strong year for PayPal and we are excited by the continued execution of our strategic initiatives, which are delivering stockholders long-term, sustainable value.

Engaged and Diverse Board. We have nominated directors who possess a wide variety of relevant skills and backgrounds, bringing the diversity of perspectives necessary to effectively oversee our dynamic business. When evaluating the Board's composition, we consider the proven capacity of each director to leverage their prior experience to enrich board dialogue. In January, Debbie Messemer joined our Board, bringing a strong global perspective and expertise in finance and accounting, business strategy, and governance that complements the existing directors' strengths. With Debbie's appointment, 50% of our directors are women or from underrepresented ethnic groups, a reflection of PayPal's commitment to inclusion and diversity at all levels of the Company.

Ongoing Stockholder Engagement. Each year, members of senior management reach out to a broad group of stockholders to better understand their perspectives on our strategy, as well as governance, compensation, and sustainability matters. We greatly value the feedback received through these conversations and the insights gained are shared with the Board on an ongoing basis. In 2018, our engagement team reached out to institutional investors holding approximately 60% of our common stock, and spoke with investors representing almost 35% of our common stock. This feedback has informed the Board's deliberations and actions over the past year, and we look forward to continuing these discussions.

Risk Oversight and Sustainable Business Practices. As a leading technology platform and digital payments company that enables customers to send and receive payments globally, effectively managing risks associated with cybersecurity and privacy is paramount. While our management team is responsible for the day-to-day evaluation of risks, the Board oversees the Company's overall risk assessment and risk management. Oversight of PayPal's risk framework and enterprise-wide compliance program is the responsibility of the Audit, Risk and Compliance Committee. Another key area that the Board oversees is PayPal's environmental and social impact. We believe that effective oversight of these matters is critical to PayPal's long-term success, and in 2018, we formalized this oversight mechanism through the Corporate Governance and Nominating Committee.

Join Us at Our 2019 Annual Meeting. I look forward to discussing these developments further with you at the 2019 annual meeting, which will again be held via live webcast. We have conducted an exclusively virtual annual meeting each year since becoming a public company in 2015 and have adopted a series of safeguards that we believe provide all stockholders the same rights and opportunities to participate as they would at an in-person meeting. We have found that the live webcast technology enables greater stockholder attendance and participation globally, which allows us to better communicate with our stockholders. Please visit www.virtualshareholdermeeting.com/PYPL19, where you can attend this year's annual meeting, as well as submit questions before and during the meeting.

Your vote is important. Regardless of whether you plan to participate in the annual meeting, we hope you will vote as soon as possible. You may vote by proxy over the internet, by telephone, or by mail (if you received paper copies of the proxy materials) by following the instructions on the proxy card or voting instruction card. **Voting now will ensure your representation at the virtual annual meeting,** regardless of whether you attend the meeting online. You may also vote your shares electronically during the virtual meeting.

Sincerely yours,

/s/ John J. Donahoe

John J. Donahoe
Chairman of the Board

Table of Contents

NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS	1
PROXY STATEMENT SUMMARY	2
2019 Annual Meeting Information	2
Proposals to be Voted on and Board Voting Recommendations	2
Virtual Annual Meeting	2
Who We Are and What We Do	3
2018 Performance Highlights	3
2019 Director Nominees	4
Corporate Governance	6
Executive Compensation	6
Environmental and Social Sustainability Oversight	9
PROPOSAL 1 — ELECTION OF DIRECTORS	10
Director Compensation	21
CORPORATE GOVERNANCE	24
Stockholder Engagement	24
The Board's Role and Responsibilities	24
Director Independence	26
Board Leadership	26
Board Committees	27
Board and Committee Meetings and Attendance	29
Related Person Transactions	29
Communication with the Board	30
ENVIRONMENTAL AND SOCIAL SUSTAINABILITY OVERSIGHT	31
OUR EXECUTIVE OFFICERS	32
STOCK OWNERSHIP INFORMATION	34
Security Ownership of Certain Beneficial Owners and Management	34
Section 16(a) Beneficial Ownership Reporting Compliance	35
PROPOSAL 2 — ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION	36
COMPENSATION DISCUSSION AND ANALYSIS	38
Named Executive Officers	38
Executive Summary	39
Compensation Framework	47
Other Compensation Practices and Policies	58
COMPENSATION TABLES	63
2018 Summary Compensation Table	63
2018 Grants of Plan-Based Awards	64
2018 Outstanding Equity Awards at Fiscal Year-End	65
2018 Option Exercises and Stock Vested	67
2018 Non-Qualified Deferred Compensation	67
Potential Payments Upon Termination or Change in Control	68
CEO PAY RATIO DISCLOSURE	71
EQUITY COMPENSATION PLAN INFORMATION	72
PROPOSAL 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR	73
PROPOSAL 4 — STOCKHOLDER PROPOSAL REGARDING POLITICAL DISCLOSURE	76
PROPOSAL 5 — STOCKHOLDER PROPOSAL REGARDING HUMAN AND INDIGENOUS PEOPLES' RIGHTS	78
OTHER INFORMATION	80
Questions and Answers	80
Other Matters	85

Notice of 2019 Annual Meeting of Stockholders

Date:	Wednesday, May 22, 2019
Time:	8:00 a.m. Pacific Time
Place:	Online at www.virtualshareholdermeeting.com/PYPL19. There is no physical location for the 2019 annual meeting.
Items of Business:	(1) Election of the 12 director nominees named in this proxy statement. (2) Advisory vote to approve named executive officer compensation. (3) Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2019. (4) Consideration of two stockholder proposals, if properly presented at the annual meeting. (5) Such other business as may properly come before the annual meeting.
Record Date:	March 29, 2019 (the "Record Date") Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the annual meeting.
Participation in Virtual Meeting:	We are pleased to invite you to participate in our annual meeting, which will be conducted exclusively online at www.virtualshareholdermeeting.com/PYPL19. To participate in the annual meeting, you will need to enter the 16-digit control number included on your notice of Internet availability of proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. You can submit questions during the annual meeting at www.virtualshareholdermeeting.com/PYPL19. The annual meeting will begin promptly at 8:00 a.m. Pacific Time. The virtual meeting room will open at 7:45 a.m. Pacific Time for registration.
Annual Meeting Website:	You can submit questions in advance of the annual meeting and access copies of our 2019 proxy statement and 2018 annual report at www.proxyvote.com.
Voting:	**Your vote is very important to us**. Please act as soon as possible to vote your shares, even if you plan to participate in the annual meeting. You may vote your shares over the Internet or by telephone. If you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating, and returning your proxy or voting instruction card. In addition, stockholders of record and beneficial owners will be able to vote their shares electronically at the annual meeting. For specific instructions on how to vote your shares, please refer to the section "Other Information — Voting Information" beginning on page 82 of this proxy statement.

By Order of the Board of Directors

/s/ *Brian Y. Yamasaki*

Brian Y. Yamasaki
Vice President, Corporate Legal and Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed and made available on or about April 10, 2019.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 22, 2019. This proxy statement and PayPal Holdings, Inc.'s 2018 Annual Report are available electronically at https://investor.paypal-corp.com/annuals-proxies.cfm and with your 16-digit control number by visiting www.proxyvote.com.

Proxy Statement Summary

This summary highlights certain information contained elsewhere in this proxy statement for the 2019 Annual Meeting of Stockholders (the "Annual Meeting"). This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. References to "PayPal," the "Company," "we," "us," or "our" refer to PayPal Holdings, Inc.

2019 Annual Meeting Information

Time and Date:	8:00 a.m. Pacific Time on Wednesday, May 22, 2019
Place:	Online at www.virtualshareholdermeeting.com/PYPL19. There is no physical location for the Annual Meeting.
Record Date:	March 29, 2019

Proposals to be Voted on and Board Voting Recommendations

	Proposal	Recommendation of the Board	Page
1.	Election of 12 director nominees named in this proxy statement	FOR each of the nominees	10
2.	Advisory vote to approve named executive officer compensation	FOR	36
3.	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2019	FOR	73
4.	Stockholder Proposal Regarding Political Disclosure	AGAINST	76
5.	Stockholder Proposal Regarding Human and Indigenous Peoples' Rights	AGAINST	78

Virtual Annual Meeting

We have held a virtual annual meeting since becoming an independent public company in 2015. We have designed our virtual meeting format to enhance, rather than constrain, stockholder access, participation, and communication. We believe this format facilitates stockholder attendance and participation by enabling all stockholders to participate fully, and equally, using any Internet-connected device from any location around the world at no cost. Our virtual meeting increases our ability to engage with all stockholders, regardless of size, resources, or physical location, while saving the Company's and investors' time and money and reducing our environmental impact.

During the live Q&A session of the meeting, members of our executive management and our Chairman of the Board will answer questions as they come in and address those asked in advance, as time permits. Our rules of conduct and procedure governing our virtual annual meeting generally provide that:

- A stockholder who has a question regarding an agenda item to be voted on by the stockholders may submit that question at or prior to the time matters are before the formal meeting for consideration. We will answer questions on any matters on the agenda before voting is closed.
- After the conclusion of the formal meeting, management will answer stockholder questions.
- In order to allow us to answer questions from as many stockholders as possible, we limit each stockholder to one question.
- If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the meeting through our Investor Relations website.

Our virtual meeting website will contain instructions for accessing technical support to assist in the event a stockholder encounters any difficulties accessing the virtual meeting.

We have committed to posting our Q&A on our Investor Relations website as soon as practicable following the conclusion of the annual meeting. In addition, although the webcast is available only to stockholders at the time of the meeting, a replay of the meeting is made publicly available on our Investor Relations site after the meeting concludes.

Who We Are and What We Do

PayPal Holdings, Inc. is a leading technology platform and digital payments company that enables digital and mobile payments on behalf of consumers and merchants worldwide. We provide safer and simpler ways for businesses of all sizes to accept payments from merchant websites, mobile devices, and applications, and at offline retail locations, through a wide range of payment solutions.

We are committed to democratizing financial services and empowering people and businesses to join and thrive in the global economy. Our goal is to enable our consumers and merchants to manage and move their money anywhere in the world, anytime, on any platform and using any device. Our combined payment solutions, including our PayPal, PayPal Credit, Braintree, Venmo, Xoom, and iZettle products, compose our proprietary Payments Platform.

2018 Performance Highlights

In 2018, we completed our third full year as an independent public company after our separation from eBay in 2015. Our business delivered strong revenue and non-GAAP operating margin performance. We set new benchmarks for revenue, net new active accounts, transactions, and engagement, strengthened our strategic positioning through a combination of innovation, partnerships, and acquisitions, and greatly bolstered our platform capabilities. We continued to focus on the long-term growth of our business by executing on a broad transformation of our culture and business model to strengthen and expand our customer choice initiatives and partnerships across the ecosystem.

The following summarizes our key financial and operational performance results for 2018. We use certain of these key metrics as the performance measures in our incentive compensation program and believe these measures help to align the interests of our executives with those of our stockholders.



[1] Non-GAAP operating margin and free cash flow are two of the performance metrics used in our incentive compensation program. Non-GAAP operating margin and free cash flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to the section entitled "Non-GAAP Financial Information" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2018 Annual Report on Form 10-K filed with the SEC on February 7, 2019, which section is incorporated herein by reference.

[2] Free Cash Flow for 2017 and 2018 reflect the impact of held for sale accounting treatment in connection with the sale of the Company's U.S. consumer credit receivables portfolio, which reduced free cash flow for 2017 by approximately $1.3 billion and increased free cash flow for 2018 by approximately $1.4 billion. Normalizing for this impact, free cash flow for 2017 and 2018 would have been approximately $3.2 billion and $3.3 billion, respectively.

In addition to our strong financial and operational results, we achieved the following in 2018:

- Our three-year total stockholder return (measured from December 31, 2015 to December 31, 2018) was 132% and our one-year total stockholder return (measured from December 29, 2017 to December 31, 2018) was 14%.
  - We significantly outperformed the S&P 500 Index's three-year total stockholder return of 23% and one-year total stockholder return of -6%.
- Completed the acquisitions of Hyperwallet, iZettle, Jetlore, and Simility and the sale of our U.S. consumer credit receivables portfolio.
- Continued to partner with many of the largest and most influential companies in finance, retail, and technology, and have secured partnerships with top-tier global financial institutions.
- Launched new products like PayPal Checkout with Smart Payment Buttons, Funds Now, and PayPal for Partners that strengthened our merchant value proposition.

To learn more about our 2018 performance and how it relates to our executive compensation program, see the Compensation Discussion and Analysis beginning on page 38.

2019 Director Nominees

Name and Primary Occupation	Independent	Age	Director since	Committee Memberships*	Other Public Company Boards
Rodney C. Adkins President, 3RAM Group LLC	✓	60	2017	ARC; Governance	4**
Wences Casares CEO and Founder, Xapo Inc.	✓	45	2016	Compensation	—
Jonathan Christodoro Partner, Patriot Global Management, L.P.	✓	42	2015	Compensation	4
John J. Donahoe President and CEO, ServiceNow, Inc.	✓	58	2015	—	2
David W. Dorman Former Chairman and CEO, AT&T Corporation (retired)	✓	65	2015	Compensation (Chair); Governance	1
Belinda J. Johnson Chief Operating Officer, Airbnb, Inc.	✓	52	2017	ARC	—
Gail J. McGovern President and CEO, American Red Cross	✓	67	2015	Compensation; Governance (Chair)	1
Deborah M. Messemer Former Managing Partner, KPMG (retired)	✓	61	2019	ARC	1
David M. Moffett Former CEO, Federal Home Loan Mortgage Corp. (retired)	✓	67	2015	ARC (Chair)	2
Ann M. Sarnoff President, BBC Studios Americas	✓	57	2017	ARC	—
Daniel H. Schulman President and CEO, PayPal Holdings, Inc.	—	61	2015	—	2
Frank D. Yeary Manager, Darwin Capital Advisors, LLC	✓	55	2015	ARC	1

* ARC = Audit, Risk and Compliance Committee; Compensation = Compensation Committee; Governance = Corporate Governance and Nominating Committee
** Mr. Adkins has notified us that he will be stepping down from the PPL Corporation board in May 2019, which will reduce the number of other public company boards on which he serves to three.

Ensuring that the Board of Directors of PayPal (the "Board" or the "PayPal Board") is composed of directors who possess highly relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of stockholders, is a top priority of the Board and the Corporate Governance and Nominating Committee. The following provides a snapshot of the diversity, skills, and experience of our director nominees.



Diversity

6
6
50% of the Board are women or from underrepresented ethnic groups
Diverse
Other

Skills and Experience

Payments, Financial Services and FinTech 8
Technology and Innovation 9
Business Development and Strategy 12
Senior Leadership 12
Legal/Regulatory/Governmental 10
Global Business 12
Other Public Company Board Service 10
Finance/Accounting 11
Consumer/Marketing/Brand Management 8
Cybersecurity/Information Security 5
Human Capital Management 12
Independence 11
Diversity 6
0 1 2 3 4 5 6 7 8 9 10 11 12
Nominees

Corporate Governance

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, foster responsible decision-making, and engender public trust. We believe strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board and management accountability are essential to our long-term success.

The following are the key governance provisions that demonstrate PayPal's commitment to transparency, accountability, independence, and diversity

✓ Strong Board independence (11 of 12 director nominees are independent)	✓ Separate Independent Chairman and CEO roles
✓ Independent Chairman with robust responsibilities	✓ All directors stand for annual election
✓ Majority vote standard for uncontested director elections	✓ Strong stockholder engagement practices
✓ Stockholder right to call a special meeting	✓ Proxy access for qualifying stockholders
✓ Simple majority vote standard for charter/bylaw amendments and mergers/business combinations	✓ Robust stock ownership requirements for our executive officers and directors
✓ Diverse board with 6 of 12 director nominees coming from diverse backgrounds	✓ Comprehensive Global Impact Report (ESG) with information on environmental responsibility, social impact, employees and culture, and responsible business practices

To learn more about our corporate governance programs, see page 24.

Executive Compensation

OUR COMPENSATION PROGRAM

We completed another strong year, during which we set new benchmarks and expanded our value proposition for our customers. For 2018, the Compensation Committee of the Board approved an executive compensation program based on our "pay for performance" philosophy that is designed to align our executive officers' compensation with the key drivers of profitable short-term and long-term growth with the goals of properly incentivizing and rewarding our executives for performance that exceeds expectations, providing transparency for both our executives and our stockholders, and positioning us competitively to enable us to attract and retain our executives.

OUR 2018 NEO PAY

We believe that our executive compensation program was effective at incentivizing results in 2018 by appropriately aligning pay and performance. The following charts show the 2018 Target Total Direct Compensation mix for our Chief Executive Officer, Mr. Schulman (our "CEO"), and the average 2018 Target Total Direct Compensation mix for our other named executive officers (consisting of our principal financial officer and the three most highly compensated executive officers other than our CEO and CFO) ("NEOs"). Target Total Direct Compensation is the sum of (i) 2018 base salary, (ii) target 2018 annual incentive award (based on the grant date fair value for the portion of the award delivered as performance-based restricted stock units), and (iii) target annual long-term incentive award (based on the grant date fair value). For our CEO, Total Target Direct Compensation also included a CEO performance share unit award (as seen in the chart below) granted in 2018 to further incentivize significant stockholder value creation over a five-year period. To learn more about our executive compensation program, see the Compensation Discussion and Analysis beginning on page 38.

2018 Target Total Direct Compensation Mix


CEO
3% Annual Base Salary
5% Target Annual Incentive Award
• 75% PBRSUs
• 25% Cash
24% RSUs
44% PSUs (CEO PSU Award)
24% PBRSUs (LTI)
92% TARGET LONG-TERM INCENTIVE VALUE
73% PERFORMANCE-BASED COMPENSATION
Other NEOs
8% Annual Base Salary
8% Target Annual Incentive Award
• 75% PBRSUs
• 25% Cash
42% RSUs
42% PBRSUs
84% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
50% PERFORMANCE-BASED COMPENSATION

OUR PAY PRACTICES

We are committed to maintaining strong governance standards with respect to our executive compensation program, policies, and practices. Consistent with this focus, we maintain the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

What We Do

Pay for Performance	✓	A substantial percentage of our NEOs' Target Total Direct Compensation is performance-based and tied to pre-established performance goals aligned with our short-term and long-term objectives.
Adherence to Rigorous Goals	✓	We use objective performance-based company goals in our annual and long-term incentive plans that we believe are rigorous and designed to incentivize and motivate NEO performance.
Independent Compensation Consultant	✓	The Compensation Committee engages its own independent compensation consultant to advise on executive and non-employee director compensation matters.
Annual Compensation Peer Group Review	✓	The Compensation Committee, with the assistance of its compensation consultant, reviews the composition of our compensation peer group annually and makes adjustments to the composition of that peer group, if deemed appropriate based on our executive compensation philosophy and principles.
Annual Say-on-Pay Vote	✓	We conduct an annual advisory (non-binding) vote on the compensation of our NEOs (a "say-on-pay" vote). At our 2018 Annual Meeting, more than 88% of the votes cast on the say-on-pay proposal were voted in support of the 2017 compensation of our NEOs.
Investor Engagement	✓	In addition to conducting an annual say-on-pay vote, we are committed to ongoing engagement with our investors on executive compensation and governance matters. These engagement efforts take place through teleconferences, in-person meetings, and correspondence with our investors.

What We Do

Annual Risk Assessment	✓	Based on our annual risk assessment, we have concluded that our compensation program does not present any risk that is reasonably likely to have a material adverse effect on PayPal.
Clawback Policy	✓	Each of our NEOs is subject to a clawback policy, which permits the Compensation Committee to require forfeiture or reimbursement of incentive compensation paid or awarded to the NEO in certain circumstances.
Robust Stock Ownership Guidelines	✓	Our stock ownership guidelines are designed to align the long-term interests of our NEOs and non-employee directors with those of our stockholders and promote the Company's commitment to sound corporate governance. Our guidelines require ownership of shares of PayPal common stock with a value equal to a multiple of base salary (6x for CEO and 3x for EVPs) or annual retainer (5x for non-employee directors) and include stock retention requirements for our executive officers until his or her requisite ownership level is reached.
Prohibition of Hedging and Pledging Transactions	✓	Our Insider Trading Policy prohibits all Board members, officers, and employees from entering into any hedging or monetization transactions relating to our securities, including the use of PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trading in any instrument relating to the future price of our securities. In addition, no Board member or executive officer may pledge our securities as collateral for loans.

What We Don't Do

No Excise Tax Gross-Ups on CIC Payments	✗	We do not provide our NEOs with any excise tax gross-ups or other payment or reimbursement of excise taxes on severance or other payments in connection with a change in control of PayPal.
No "Single-Trigger" CIC Payments and Acceleration of Equity Awards	✗	We do not make "single-trigger" change-in-control payments or maintain any plans that require single-trigger change-in-control acceleration of equity awards to our NEOs upon a change in control of PayPal.
No Tax Gross-Ups on Perquisites	✗	We do not provide our NEOs with any tax gross-ups on perquisites, other than in limited circumstances for business-related relocations and international business travel-related benefits that are under our control, at our direction, and deemed to benefit our business operations.
No Discounting of Stock Options or Repricing of Underwater Options	✗	We expressly prohibit the discounting of stock options and the repricing of underwater stock options without stockholder approval under our equity compensation plan.
No Guaranteed Bonuses	✗	Our annual incentive plan is entirely performance-based and our NEOs are not guaranteed any minimum levels of payment.

SUPPORTING OUR EXECUTIVE COMPENSATION PROGRAM

The Compensation Committee believes that the goals of our executive compensation program are appropriate and that our executive compensation program supports PayPal's growth strategy and is well-aligned with creating long-term stockholder value.

To learn more about our executive compensation program, see the Compensation Discussion and Analysis beginning on page 38.

Environmental and Social Sustainability Oversight

PayPal recognizes its responsibility as a global citizen to operate in a responsible and sustainable manner aligned with our mission, vision, and values to build a more financially inclusive and interconnected world. The management of key non-financial risks and opportunities, such as workforce inclusion and development, social impact, and environmental sustainability, are critical components in the Company's long-term performance and strategy.

Over the past year, we formalized the Board's oversight, executive leadership and operationalization of our Environmental, Social and Governance (ESG) efforts:

- The Corporate Governance and Nominating Committee of the Board is responsible for overseeing general ESG activities.
- Our Chief Business Affairs and Legal Officer directs and manages the execution of our overall ESG strategy.
- We implemented an internal governance framework to facilitate cross-functional ESG program development.

In 2018, we published our first annual ESG report, the *2017 Global Impact Report*, which highlights four key priority areas of our ESG program:

- **Social Impact** – including reporting on annual impact metrics, product and service enhancements, and partnerships to improve financial health, power charitable giving, and strengthen local communities
- **Employees and Culture** – including executing an effective human capital management strategy to ensure the recruitment, retention and development of our workforce, and diversity and inclusion metrics that demonstrate our commitment to equality and inclusion
- **Environmental Responsibility** – including conducting our first enterprise-wide environmental footprint assessment and committing to further action in this area
- **Responsible Business Practices** – including establishing policies and practices to safeguard trust, ensuring ethical and compliant business operations, and securing and protecting customer information

To access the full *2017 Global Impact Report*, visit: www.paypal.com/us/webapps/mpp/about/responsible-practices.

The Company is committed to regular communication of environmental and social sustainability topics. As our ESG efforts continue to evolve, we are committed to sharing progress through subsequent reports and updates.

Proposal 1 — Election of Directors

The 12 directors listed below have been nominated by our Board for election at the Annual Meeting, to serve until our 2020 Annual Meeting of Stockholders and until their successors are elected and qualified. All of the nominees are currently members of the Board. All of the director nominees are independent under the listing standards of The Nasdaq Stock Market ("Nasdaq"), except for Mr. Schulman.

Except for Ms. Messemer, each of our current directors has been previously elected by our stockholders. Based upon the recommendations of our Corporate Governance and Nominating Committee (the "Governance Committee"), the Board appointed Ms. Messemer as a director in January 2019. Ms. Messemer was initially identified as a potential candidate by an executive officer.

We expect that each director nominee will be able to serve if elected. If any director nominee is not able to serve, proxies may be voted for substitute nominees, unless the Board chooses to reduce the number of directors serving on the Board.

MAJORITY VOTE STANDARD

Under our Amended and Restated Bylaws ("Bylaws"), directors must be elected by a majority of the votes cast in uncontested elections, such as the election of directors at the Annual Meeting. This means that the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. Abstentions and broker non-votes are not counted as votes "FOR" or "AGAINST" a director nominee. As a result, abstentions and broker non-votes will have no effect on the vote for this proposal. If a director nominee who currently serves as a director is not re-elected, Delaware law provides that the director would continue to serve on the Board as a "holdover director." Under our Bylaws and the Governance Guidelines of the Board (the "Corporate Governance Guidelines"), each director submits an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not re-elect that director. Within 90 days of the certification of the stockholder vote (subject to an additional 90-day period in certain circumstances), the Governance Committee, or a committee composed solely of independent directors that does not include such incumbent director, would determine whether to accept the director's resignation in accordance with our Bylaws, and the Company would publicly disclose such decision and the rationale behind it.

In a contested election, the required vote would be a plurality of votes cast.

DIRECTOR NOMINEES

The Governance Committee and the Board have evaluated each of the director nominees against the factors and principles used to select director nominees. Based on this evaluation, the Governance Committee and the Board have concluded that it is in the best interests of the Company and its stockholders for each of the proposed director nominees on pages 13-20 below to continue to serve as a director of the Company. The Board believes that each of the director nominees has a strong track record of being a responsible steward of stockholders' interests and brings extraordinarily valuable insight, perspective, and expertise to the Board.

The Governance Committee and the Board evaluate director nominees based several key qualifications and attributes. The following provides a snapshot of the diversity, skills, and experiences of our director nominees:

✓ Highly relevant professional experience in payments, financial services, FinTech, technology, innovation, business development, strategy, legal, regulatory, government, global business, finance, accounting, consumer, marketing, brand management, cybersecurity, information security, and human capital management;

✓ Relevant senior leadership/CEO experience;

✓ High-level managerial experience in complex organizations;

✓ Experience and expertise that complement the skill sets of the other director nominees;

✓ High degree of character and integrity and ability to contribute to strong Board dynamics;

✓ Highly engaged and able to commit the time and resources needed to provide active oversight of PayPal and its management, including attending at least 75% of the total number of meetings of the Board and committees of the Board on which he or she served during 2018;

✓ Sound business judgment; and

✓ Commitment to enhancing stockholder value.

Eleven of our 12 nominees for election are independent and, as part of PayPal's commitment to diversity and inclusion, 50% of the Board members are women or from underrepresented ethnic groups.

Core Director Skills, Expertise, and Attributes

Listed below are the core skills, expertise and attributes that we consider important to have represented on our Board of Directors in light of our current business strategy and structure. We do not believe that each director needs to have all of these skills. Each director's biography notes his or her relevant skills — see pages 13-20 for more detail.

PAYMENTS, FINANCIAL SERVICES AND FINTECH (8/12 DIRECTORS)

Experience in the payments, financial services, and financial technology ("FinTech") industries, which is critical to the oversight of PayPal's business and strategy.

TECHNOLOGY AND INNOVATION (9/12 DIRECTORS)

Experience and knowledge in developing technology businesses, anticipating technological trends, and driving innovation and product development, which are relevant to PayPal as a technology platform and digital payments company.

BUSINESS DEVELOPMENT AND STRATEGY (12/12 DIRECTORS)

Experience in strategy, business development, and acquisitions and other business combinations, which is relevant in helping PayPal grow our business and assessing the fit of potential targets with our strategy and culture.

SENIOR LEADERSHIP (12/12 DIRECTORS)

Senior leadership and/or CEO experience, with a practical understanding of organizations, processes, strategic planning and risk management to assess, develop, and implement our business strategy and operating plan.

LEGAL / REGULATORY / GOVERNMENTAL (10/12 DIRECTORS)

Knowledge or experience with legal issues, regulatory issues, and compliance obligations (including deep engagement with regulators as part of a business), and governmental policy within a company or regulatory body, which is relevant to PayPal as we operate globally in a rapidly evolving legal and regulatory environment where government regulation impacts key aspects of our business.

GLOBAL BUSINESS (12/12 DIRECTORS)

Experience in international markets, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, which is relevant to PayPal as a global business operating in over 200 markets around the world.

OTHER PUBLIC COMPANY BOARD EXPERIENCE (10/12 DIRECTORS)

Experience as a director of a public company, which provides diversity of perspectives and valuable and relevant experience, including the oversight responsibilities of the Board and Board committees.

FINANCE / ACCOUNTING (11/12 DIRECTORS)

Experience with financial reporting, capital allocation, and accounting, which is relevant to the oversight of PayPal's capital structure, financing, and investing activities, as well as our financial reporting and internal controls.

CONSUMER, MARKETING AND BRAND MANAGEMENT (8/12 DIRECTORS)

Experience in sales, marketing, and brand management, which is relevant to the growth of PayPal's business and brand awareness.

CYBERSECURITY / INFORMATION SECURITY (5/12 DIRECTORS)

Expertise in managing cybersecurity and information security risks, which is vital to protecting PayPal's technology infrastructure and payments platform and maintaining the trust of our customers.

HUMAN CAPITAL MANAGEMENT (12/12 DIRECTORS)

Experience in attracting, motivating, developing, and retaining qualified personnel and succession planning, which is relevant for PayPal's growth and particularly important within the context of our highly competitive market for employee talent in which we operate.

The directors' biographies and the skills matrix set forth below note each director's relevant experience, qualifications, and skills relative to the list above.

Experience, Expertise or Attribute	Adkins	Casares	Christodoro	Donahoe	Dorman	Johnson	McGovern	Messemer	Moffett	Sarnoff	Schulman	Yeary
Payments, Financial Services and FinTech		✓	✓	✓		✓		✓	✓		✓	✓
Technology and Innovation	✓	✓		✓	✓	✓	✓	✓		✓	✓	
Business Development and Strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Senior Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Legal / Regulatory / Governmental	✓		✓		✓	✓	✓	✓	✓	✓	✓	✓
Global Business	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Other Public Company Board Service	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓
Finance / Accounting	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Consumer / Marketing / Brand Management	✓	✓		✓	✓	✓	✓			✓	✓	
Cybersecurity / Information Security	✓	✓		✓	✓						✓	
Human Capital Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Independence	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Diversity (Gender, Underrepresented Ethnic Groups)	✓	✓				✓	✓	✓			✓	

Included in each director nominee's biography below is a description of select key experience and qualifications of the nominee. The Board and the Governance Committee believe that the combination of the various qualifications, skills, and experience of the director nominees would contribute to an effective and well-functioning Board and that, individually and collectively, the director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.



Rodney C. Adkins
Age: 60

Director since: September 2017

Board Committees:
Audit, Risk and Compliance
Governance

Other Current Public Company Boards:
Avnet, Inc. (Chairman)
PPL Corporation*
United Parcel Service, Inc.
W.W. Grainger, Inc.

Key Qualifications and Experience:
• Technology and Innovation
• Business Development and Strategy
• Senior Leadership
• Regulatory and Governmental
• Global Business
• Other Public Company Board Service
• Finance
• Consumer, Marketing, and Brand Management
• Cybersecurity/Information Security
• Human Capital Management

Biography:
• President of 3RAM Group LLC, a privately held company specializing in capital investments, business consulting services and property management since January 2015
• Former Senior Vice President of International Business Machines Corporation (IBM), a leading manufacturer of information technologies, from 2007 until 2014; in his over 30-year career with IBM, Mr. Adkins held a number of development and management roles, including Senior Vice President of Corporate Strategy from April 2013 to April 2014, Senior Vice President of Systems and Technology Group from October 2009 to April 2013, Senior Vice President of Development & Manufacturing from May 2007 to October 2009, and Vice President of Development of IBM Systems and Technology Group from December 2003 to May 2007
• B.A. in Physics from Rollins College and B.S. and M.S. degrees in Electrical Engineering from Georgia Tech

* Mr. Adkins has notified us that he will not be standing for re-election at PPL Corporation and will step down from their board in May 2019.



Wences Casares
Age: 45

Director since: January 2016

Board Committees:
Compensation

Other Current Public Company Boards:
None

Key Qualifications and Experience:
- Financial Services and Payments
- Technology and Innovation
- Business Development and Strategy
- CEO Experience
- Global Business
- Consumer, Marketing, and Brand Management
- Cybersecurity/Information Security
- Human Capital Management

Biography:
- Founder of Xapo Inc., a bitcoin wallet and vault startup, and has served as its Chief Executive Officer since March 2014
- Founder and Chief Executive Officer of Lemon Inc., a digital wallet platform, from October 2011 to March 2014
- Co-Chief Executive Officer of Bling Nation Ltd., a mobile payments platform, from March 2007 to October 2011
- Serves on the Board of Directors of Endeavor Global



Jonathan Christodoro
Age: 42

Director since: July 2015

Board Committees:
Compensation

Other Current Public Company Boards:
Enzon Pharmaceuticals, Inc.
Herbalife Ltd.
Sandridge Energy, Inc.
Xerox Corporation

Key Qualifications and Experience:
- Financial Services
- Business Development and Strategy
- Senior Leadership
- Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance
- Human Capital Management

Biography:
- Former eBay board member from March 2015 to July 2015
- Partner at Patriot Global Management, L.P., an investment management firm
- Former Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds, from July 2012 to February 2017
- Served in various investment and research roles at P2 Capital Partners, LLC, a company with investments in technology and distribution, from March 2007 to July 2012
- Began his career as an investment banking analyst at Morgan Stanley, where he focused on merger and acquisition transactions across a variety of industries
- M.B.A. from the University of Pennsylvania's Wharton School of Business; B.S. in Applied Economics and Management Magna Cum Laude from Cornell University
- Served in the United States Marine Corps



John J. Donahoe
Age: 58

Director since: July 2015

Board Committees:
None

Other Current Public Company Boards:
Nike, Inc.
ServiceNow, Inc.

Key Qualifications and Experience:
- Payments and FinTech
- Technology
- Business Development and Strategy
- CEO Experience
- Global Business
- Other Public Company Board Service
- Finance
- Consumer and Marketing
- Cybersecurity/Information Security
- Human Capital Management

Biography:
- President and Chief Executive Officer of ServiceNow, Inc., an enterprise cloud company, since April 2017
- Former President and Chief Executive Officer of eBay from March 2008 to July 2015, and was a director of eBay from January 2008 to July 2015
- Former President, eBay Marketplaces from March 2005 to January 2008
- Former Worldwide Managing Director of Bain & Company from January 2000 to February 2005
- M.B.A. from the Stanford Graduate School of Business; B.A. in Economics from Dartmouth College



David W. Dorman

Age: 65

Director since: June 2015

Board Committees:
Compensation (Chair)
Governance

Other Current Public Company Boards:
CVS Health Corporation

Key Qualifications and Experience:
- Technology
- Business Development and Strategy
- CEO Experience
- Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance and Accounting
- Consumer and Marketing
- Cybersecurity/Information Security
- Human Capital Management

Biography:
- Served as a board member of eBay from June 2014 to July 2015
- Non-Executive Chairman of the Board of CVS Health Corporation, a pharmacy healthcare provider, since May 2011
- Founding Partner of Centerview Capital Technology Fund, a private investment firm, since July 2013
- Chairman of the Board of InfoWorks, a portfolio company of Centerview as of January 2019
- Former Non-Executive Chairman of the Board of Motorola Solutions, Inc. (formerly Motorola, Inc.), a leading provider of business and mission-critical communication products and services for enterprise and government customers
- Former Non-Executive Chairman of the Board of Motorola, Inc. from May 2008 until the separation of its mobile devices and home businesses in January 2011
- Former Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm from October 2006 to May 2008
- Former President and a director of AT&T Corporation from November 2005 until January 2006
- Former Chairman of the Board and Chief Executive Officer of AT&T Corporation from November 2002 until November 2005
- Former President of AT&T Corporation from 2000 to 2002 and the Chief Executive Officer of Concert Communications Services, a former global venture created by AT&T Corporation and British Telecommunications plc, from 1999 to 2000
- Serves as a Trustee for Georgia Tech Foundation, Inc.
- B.S. in industrial management from Georgia Institute of Technology



Belinda J. Johnson
Age: 52

Director since: January 2017

Board Committees:
Audit, Risk and Compliance

Other Current Public Company Boards:
None

Key Qualifications and Experience:
- Payments
- Technology
- Business Development and Strategy
- Senior Leadership
- Legal and Regulatory
- Global Business
- Finance
- Consumer, Marketing, and Brand Management
- Human Capital Management

Biography:
- Chief Operating Officer of Airbnb, Inc., a global community marketplace which provides access to unique accommodations and experiences, since February 2018
- Former Chief Business Affairs and Legal Officer of Airbnb, Inc., starting in July 2015, having joined as General Counsel in December 2011
- Former Senior Vice President and Deputy General Counsel of Yahoo! Inc., a digital information platform, until August 2011; Ms. Johnson also served in other positions at Yahoo! Inc. from August 1999
- Former General Counsel of Broadcast.com, Inc., an internet broadcasting company from November 1996 to August 1999
- B.A. from The University of Texas at Austin; J.D. from The University of Texas Law School



Gail J. McGovern
Age: 67

Director since: June 2015

Board Committees:
Compensation
Governance (Chair)

Other Current Public Company Boards:
DTE Energy Company

Key Qualifications and Experience:
- Technology
- Business Development and Strategy
- CEO Experience
- Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance
- Consumer, Marketing, and Brand Management
- Human Capital Management

Biography:
- Former board member of eBay from March 2015 to July 2015
- President and Chief Executive Officer of the American Red Cross, a humanitarian organization, since June 2008
- Serves as a trustee of John Hopkins Medicine
- B.A. in quantitative sciences from Johns Hopkins University; M.B.A. from Columbia University



Deborah M. Messemer

Age: 61

Director since: January 2019

Board Committees:
Audit, Risk and Compliance (Audit Committee Financial Expert)

Other Current Public Company Boards:
Allogene Therapeutics, Inc.

Key Qualifications and Experience:
- Financial Services
- Technology
- Business Development and Strategy
- Senior Leadership
- Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance and Accounting
- Human Capital Management

Biography:
- Former Major Market Managing Partner for KPMG, one of the world's leading professional services firms, from 2008 through her retirement in September 2018
- Started her career in KPMG's audit practice in 1982 and was admitted into the partnership in 1995; served as Audit Partner or Senior Account Executive for KPMG clients in a variety of industry sectors, including financial services and technology
- Also serves on the Board of Directors of Carbon, Inc.
- B.B.A. (Accounting) from The University of Texas at Arlington



David M. Moffett

Age: 67

Director since: June 2015

Board Committees:
Audit, Risk and Compliance (Chair) (Audit Committee Financial Expert)

Other Current Public Company Boards:
CSX Corporation
Genworth Financial, Inc.

Key Qualifications and Experience:
- Payments
- Business Development and Strategy
- CEO Experience
- Governmental, Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance and Accounting
- Human Capital Management

Biography:
- Former Lead Independent Director of PayPal from July 2015 through December 2018
- Former board member of eBay from July 2007 to July 2015
- Former Chief Executive Officer of Federal Home Loan Mortgage Corp. ("Freddie Mac") from September 2008 until his retirement in March 2009
- Former director of Freddie Mac from December 2008 to March 2009
- Former Chief Financial Officer of Star Banc Corporation, a bank holding company, starting in 1993. During his tenure, played an integral role in the acquisition of Firstar Corporation in 1998 and later U.S. Bancorp in 2001. Mr. Moffett remained Chief Financial Officer of U.S. Bancorp until 2007
- Trustee for Columbia Atlantic Mutual Funds and University of Oklahoma Foundation; consultant to various financial services companies
- B.A. from the University of Oklahoma; M.B.A. from Southern Methodist University



Ann M. Sarnoff
Age: 57

Director since: June 2017

Board Committees:
Audit, Risk and Compliance

Other Current Public Company Boards:
None

Key Qualifications and Experience:
- Technology
- Business Development and Strategy
- Senior Leadership
- Regulatory
- Global Business
- Other Public Company Board Service
- Finance
- Consumer and Marketing
- Human Capital Management

Biography:
- President of BBC Worldwide Americas, recently renamed BBC Studios Americas, a media company that delivers high-quality, innovative and intelligent programming, since August 2015
- Served as Chief Operating Officer of BBC Worldwide North America from 2010 through July 2015
- Chair of the board of BritBox, a joint venture subscription streaming service launched in partnership with ITV in March of 2017
- Sits on the board, operating committee, and editorial committee of BBC America, a joint venture with AMC Networks
- Former President of Dow Jones Ventures and Senior Vice President of Strategy for Dow Jones & Company, Inc. from June 2006 until joining BBC Worldwide in 2010
- Member of the board of directors of Georgetown University, the vice chair of the McDonough School of Business at Georgetown, and is on the board of the Harvard Business School Women's Association of New York
- Previously served on the Board of HSN, Inc., an interactive multichannel retailer, from December 2012 to December 2017
- B.S. from Georgetown University's McDonough School of Business; MBA from Harvard Business School



Daniel H. Schulman
Age: 61

Director since: July 2015

Board Committees:
None

Other Current Public Company Boards:
Symantec Corporation
Verizon

Key Qualifications and Experience:
- Payments, Financial Services and FinTech
- Technology
- Business Development and Strategy
- CEO Experience
- Legal, Regulatory and Governmental
- Global Business
- Other Public Company Board Service
- Finance and Accounting
- Consumer, Marketing and Brand Management
- Cybersecurity/Information Security
- Human Capital Management

Biography:
- President and Chief Executive Officer of PayPal since July 2015; served as the President and CEO-Designee of PayPal from September 2014 until July 2015
- Former Group President, Enterprise Group of American Express Company, a financial services company, from August 2010 to August 2014
- Former President, Prepaid Group of Sprint Nextel Corporation, a cellular phone service provider, from November 2009 until August 2010, when Sprint Nextel acquired Virgin Mobile, USA, a cellular phone service provider
- B.A. from Middlebury College; M.B.A. from New York University's Leonard N. Stern School of Business



Frank D. Yeary
Age: 55

Director since: July 2015

Board Committees:
Audit, Risk and Compliance

Other Current Public Company Boards:
Intel Corporation

Key Qualifications and Experience:
- Financial Services
- Business Development and Strategy
- Senior Leadership
- Governmental, Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance and Accounting
- Human Capital Management

Biography:
- Former board member of eBay from January 2015 to July 2015
- Manager at Darwin Capital Advisors, LLC, a private investment firm
- Former Executive Chairman of CamberView Partners, LLC, a corporate advisory firm, until 2018
- Former Vice Chancellor of the University of California, Berkeley, a public university, from 2008 to 2012, where he led and implemented changes to the university's financial and operating strategy
- Prior to 2008, Mr. Yeary spent 25 years in the finance industry, most recently including as Managing Director, Global Head of Mergers and Acquisitions and as a member of the Management Committee at Citigroup Investment Banking, a financial services company
- B.A. in History and Economics from the University of California, Berkeley

---

The Board Recommends a Vote FOR each of the Named Director Nominees.

CONSIDERATION OF DIRECTOR NOMINEES

Stockholder Recommendations and Nominations

The Governance Committee is responsible for recommending to the Board a slate of nominees for election at each annual meeting of stockholders. Nominees may be suggested by directors, members of management, stockholders, or by a third-party firm. In evaluating potential director nominees, the Governance Committee considers a wide range of factors, including the criteria described below under "Director Selection Process and Qualifications."

Stockholders who would like the Governance Committee to consider their recommendations for director nominees should submit their recommendations in writing by mail to the Governance Committee in care of our Corporate Secretary at PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131, stating the candidate's name and qualifications for Board membership. Recommendations by stockholders that are made in accordance with these procedures will receive the same consideration by the Governance Committee as other suggested nominees.

In addition, our Restated Certificate of Incorporation ("Certificate of Incorporation") and Amended and Restated Bylaws ("Bylaws") provide proxy access rights that permit eligible stockholders to nominate candidates for election to the Board in the Company's proxy statement. These proxy access rights permit a stockholder, or group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and nominee(s) satisfy the requirements and procedures described in our Certificate of Incorporation and Bylaws.

Director Selection Process and Qualifications

The Governance Committee is responsible for recommending to the Board the qualifications for Board membership and for identifying, assessing and recommending qualified director candidates for the Board's consideration. The Board's membership qualifications and nomination procedures are set forth in the Corporate Governance Guidelines.

The Board and Governance Committee consider the following factors and principles in evaluating and selecting director nominees:

- Directors should have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems;
- Directors should represent the balanced, best interests of the stockholders as a whole rather than special interest groups or constituencies;
- Directors should be individuals of the highest character and integrity, with the ability to work well with others and with sufficient time available to devote to the affairs of the Company in order to carry out their responsibilities;
- In addressing the overall composition of the Board, diversity (including gender, race, and ethnicity), age, international background, and expertise should be considered in evaluating potential Board members;
- The interplay of a candidate's background and expertise with that of other Board members and the extent to which a candidate may be a desirable addition to any Board committee should be considered;
- The Board should include individuals with highly relevant professional experience; and
- The Board should be composed of directors who are highly engaged with our business.

In particular, the Governance Committee values diversity as a factor in selecting nominees. When searching for new directors, the Governance Committee actively seeks out qualified women and individuals from underrepresented ethnic groups to include in the pool from which Board nominees are chosen. In keeping with this commitment to inclusion and diversity, 50% of our current Board is comprised of women or underrepresented ethnic groups.

From time to time, the Governance Committee may retain an executive search firm to assist in identifying, screening, and evaluating potential candidates.

Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding compensation paid to non-employee directors for their Board and committee services. On an annual basis, the Compensation Committee reviews the non-employee director compensation program, receiving input from the Compensation Committee's independent compensation consultant regarding market practices and the competitiveness of the non-employee director compensation program in relation to the general market and the Company's peer group.

2018 DIRECTOR COMPENSATION

For 2018, each non-employee director of the Company received the following annual retainers on the first trading day after January 1, 2018:

2018 Annual Retainers:	
All Non-Employee Directors	$ 80,000/year
Non-Executive Board Chair	$100,000/year
Lead Independent Director	$ 75,000/year
ARC Committee Chair	$ 40,000/year
Compensation Committee Chair and Governance Committee Chair	$ 20,000/year
ARC Committee Member	$ 20,000/year
Compensation Committee Member	$ 18,000/year
Governance Committee Member	$ 10,000/year

A non-employee director who serves as the Board Chair and/or as the chair of a committee was entitled to receive the Board Chair annual retainer and/or committee chair annual retainer in addition to the non-employee director annual retainer, but was not entitled to the committee member annual retainer for serving as a member of that specific committee.

A non-employee director could elect to receive 100% of his/her annual retainer(s) in fully vested stock awards of PayPal common stock having a value equal to the annual retainer(s), in lieu of cash.

If a non-employee director was appointed or elected to serve as a member of the Board (or appointed to serve as a member of a committee or as a chair of a committee in which he/she was not a member or chair prior to such appointment) following the annual retainer payment date (i.e., the first trading day of the year), the non-employee director received a prorated annual retainer, based on the number of days from the appointment or election date to December 31 of the year.

2018 Equity Awards:

In addition to the annual retainers, all non-employee directors of PayPal received the following fully vested stock awards of PayPal common stock following PayPal's 2018 annual meeting of stockholders:

All Non-Employee Directors	$275,000 in PayPal common stock
Board Chair[1]	$100,000 in PayPal common stock

[1] The Board Chair received $100,000 in PayPal common stock in addition to the $275,000 in PayPal common stock that he received for services as a non-employee director.

The number of shares of PayPal common stock subject to the stock award is determined by dividing the amount of the annual equity award by the per share fair market value (i.e., the closing price of our common stock) on the date of the annual stockholders meeting, rounded up to the nearest whole share.

For 2018, if a non-employee director was appointed or elected at any time other than at an annual stockholders meeting, such director was eligible to receive a prorated annual equity award, as of the date of his or her appointment or election, for the period prior to the first annual stockholders meeting following his or her appointment or election, determined by (i) multiplying the amount of the annual equity award (i.e., $275,000 and, with respect to the additional equity award to the Board Chair, $100,000) by a fraction, the numerator of which was the number of days from the date of appointment or election to the first anniversary of the most recent annual stockholders meeting, and the denominator of which was 365, and (ii) dividing such amount by the per share fair market value on the date of appointment or election, rounded up to the nearest whole share.

2019 DIRECTOR COMPENSATION

In late 2018, the Compensation Committee recommended certain adjustments to the annual retainers for the 2019 director compensation program based on market practices. Effective January 1, 2019, each non-employee director of the Company will receive the following annual retainers on the first trading day of the year in which the director serves as a non-employee director of the Company. The Non-Executive Board Chair's retainer was reduced from $100,000/year to $50,000/year to bring the fees more in line with the Company's peer group.

2019 Annual Retainers:

All Non-Employee Directors	$80,000/year
Non-Executive Board Chair	$50,000/year
Lead Independent Director	$ 75,000/year
ARC Committee Chair	$40,000/year
Compensation Committee Chair and Governance Committee Chair	$20,000/year
ARC Committee Member	$20,000/year
Compensation Committee Member	$ 18,000/year
Governance Committee Member	$ 10,000/year

2019 Equity Awards:

In late 2018, the Compensation Committee also recommended certain adjustments to the annual equity awards under the 2019 director compensation program based on market practices. In addition to the annual retainers as set forth above, all non-employee directors of the Company will receive the following fully vested stock awards of PayPal common stock following PayPal's 2019 annual meeting of stockholders. The Non-Executive Board Chair's annual stock award was reduced from $100,000/year in value to $50,000/year in value to bring the award more in line with the Company's peer group.

All Non-Employee Directors	$275,000 in PayPal common stock
Board Chair[1]	$ 50,000 in PayPal common stock

[1] The Board Chair receives $50,000 in PayPal common stock in addition to the $275,000 in PayPal common stock that he receives for services as a non-employee director.

Deferred Compensation

Beginning in 2019, our non-employee directors are eligible to defer compensation earned in 2019 pursuant to the PayPal Holdings, Inc. Deferred Compensation Plan ("DCP"), our non-qualified deferred compensation plan. The DCP allows participants to set aside tax-deferred amounts. The investment return on the deferred cash amounts is linked to the performance of a range of market-based investment choices made available pursuant to the DCP.

2018 DIRECTOR COMPENSATION TABLE

The following table summarizes the total compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2018. Ms. Messemer joined the Board in January 2019 and did not receive any compensation in fiscal year 2018.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	All Other Compensation ($)	Total ($)
Rodney C. Adkins	102,658	275,023	—	—	377,681
Wences Casares	98,000	275,023	—	—	373,023
Jonathan Christodoro	98,000	275,023	—	—	373,023
John J. Donahoe	180,000	375,076	67,487		622,563
David W. Dorman	110,000	275,023	—	—	385,023
Belinda J. Johnson	100,000	275,023	—	—	375,023
Gail J. McGovern	118,000	275,023	—	—	393,023
David M. Moffett	195,000	275,023	—	—	470,023
Ann M. Sarnoff	100,000	275,023	—	—	375,023
Frank D. Yeary	100,000	275,023	—	—	375,023

[1] The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee director in 2018, which includes fees with respect to which the following directors elected to receive fully vested shares of PayPal common stock in lieu of cash:

Name	Fees Forgone ($)	Shares Received (#)
Wences Casares	98,000	1,328
John J. Donahoe	180,000	2,438
David W. Dorman	110,000	1,490
Ann M. Sarnoff	100,000	1,355
Frank D. Yeary	100,000	1,355

[2] Amounts shown represent the grant date fair value of the stock awards granted on May 23, 2018 to our non-employee directors following our 2018 annual meeting of stockholders, as computed in accordance with FASB ASC Topic 718. As of December 31, 2018, our non-employee directors held the following deferred stock units ("DSUs") and stock options:

Name	Total DSUs Held as of 12/31/18 (#)	Total Options Held as of 12/31/18 (#)
Rodney C. Adkins	—	—
Wences Casares	—	—
Jonathan Christodoro	5,353	—
John J. Donahoe	2,464	—
David W. Dorman	9,488	—
Belinda J. Johnson	—	—
Gail J. McGovern	3,711	—
David M. Moffett	49,001	—
Ann M. Sarnoff	—	—
Frank D. Yeary	5,460	—

[3] The amount shown for Mr. Donahoe in this column represents the incremental fair value related to an extension of the exercise period (from July 17, 2018 to December 31, 2018) for stock options granted on April 1, 2014 and January 15, 2015. The incremental fair value with respect to the award was computed as of the modification date in accordance with FASB ASC Topic 718.

Corporate Governance

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, foster responsible decision-making, and engender public trust. We believe that strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board and management accountability are essential to our long-term success.

Stockholder Engagement

We recognize the value of a robust stockholder outreach program and engaging in a regular, constructive dialogue with our stockholders on governance, executive compensation, and environmental and social issues relevant to our business so we can better understand their views and interests, solicit their feedback, and share our perspective on these important subjects. Following our 2018 annual meeting, we proactively reached out to our institutional investors representing approximately 60% of our common stock, and ultimately engaged with holders of almost 35% of our common stock. In addition to this governance-focused outreach, our Investor Relations team extensively engages with our stockholders throughout the year, frequently together with our CEO or our CFO. Feedback received from stockholders is shared with the Board and its principal committees throughout the year and serves as an input in our Board's deliberations and decision-making process.

An overview of the key areas of focus and feedback provided by our stockholders during these meetings is provided in the table below:

Key Areas of Focus and Feedback Received

Business Strategy	Governance	Executive Compensation	Sustainability
• Stockholders highlighted and appreciated PayPal's innovative and strategic business initiatives	• Overall satisfaction with PayPal's governance and Board practices	• Stockholders appreciated the Compensation Committee's focus on emphasizing performance-based compensation elements	• Support for release of PayPal's first comprehensive ESG report, the 2017 Global Impact Report (GIR)
• Discussed PayPal's capital allocation strategy and priorities, including acquisitions completed in 2018	• Appreciated diversity of the Board and discussed director selection process and recent additions to the Board	• Discussed the Compensation Committee's metric selection process	• Discussed next steps in building out PayPal's sustainability (ESG) strategy and program
• Discussed the Board's role in overseeing execution of company strategy	• Stockholders wanted to better understand the Board's skill sets and rationale behind the current composition	• Discussed current peer group and the various criteria used in determining PayPal peers	• Appreciated PayPal's leadership in fostering inclusion and highlighted the value of a diverse workforce

The Board has adopted the Corporate Governance Guidelines of the Board of Directors ("Corporate Governance Guidelines") to serve as a framework within which the Board conducts its business. Our Corporate Governance Guidelines, charters of our principal Board committees, our Code of Business Conduct and Ethics ("Code of Business Conduct"), and other key corporate governance documents and materials are available on our Investor Relations website at https://investor.paypal-corp.com/corporate-governance.cfm.

The following sections provide an overview of PayPal's corporate governance practices.

The Board's Role and Responsibilities

The Board is responsible for providing advice and oversight of the strategic and operational direction of the Company and overseeing its executive management to support the long-term interests of the Company and its stockholders.

STRATEGIC OVERSIGHT

One of the Board's primary responsibilities is overseeing management's establishment and execution of the Company's strategy. The Board works with management to respond to the dynamically changing, competitive environment in which PayPal operates. At least quarterly, the CEO and senior executives provide detailed business and strategy updates to the Board. At least annually, the Board conducts an even more in-depth review of the Company's overall strategy. At these reviews, the Board engages with the Senior Leadership Team and other business leaders regarding, among other topics, business objectives; the Company's budget, capital allocation plan, and financial and operating performance; the competitive landscape; product and technology updates; and potential mergers and acquisitions. The Board looks to the focused expertise of its committees to inform strategic oversight in their areas of focus.

RISK OVERSIGHT

Management is responsible for assessing and managing risk, subject to oversight by the Board. The Board executes its oversight responsibility for risk assessment and risk management directly and through its committees.

While the full Board has overall responsibility for risk oversight, the Board has delegated to the Audit, Risk and Compliance Committee (the "ARC Committee") primary responsibility for the oversight of the risk framework and risk appetite framework at PayPal. In accordance with its charter, the ARC Committee oversees and assesses the Company's overall risk management framework, including policies and practices established by management to identify, assess, measure, and manage key current and emerging risks facing the Company. The ARC Committee reviews with our Chief Business Affairs and Legal Officer and Chief Risk and Compliance Officer, as applicable, significant legal, regulatory, or compliance matters that could have a material impact on our financial statements, business, or compliance policies, including material notices to or inquiries received from governmental agencies.

To oversee and manage risk, we have established an enterprise-wide risk and compliance management program (the "ERCM Program"). The ERCM Program sets forth the Company's programmatic approach to identifying, measuring, managing, monitoring, and reporting key risks facing our Company, including financial crime compliance, regulatory compliance, technology, cybersecurity, information security, privacy, operational, credit, capital structure, strategic, and reputational risk. The ERCM Program is designed to enable the ARC Committee to have effective oversight over the Company's risk framework, including the Company's risk management practices and capabilities. The ARC Committee periodically reviews and approves the framework policy for the ERCM Program and other key risk management policies. The ARC Committee also regularly reviews and discusses with management the overall effectiveness of, and ongoing enhancements to, the ERCM Program. The ARC Committee reports to the full Board on a regular basis.

The other principal Board committees are responsible for oversight of risks associated with their respective areas of responsibility. For example, the Compensation Committee reviews the risks associated with our compensation policies and practices. Management has assessed the Company's compensation policies and practices and concluded that they do not create risks that are reasonably likely to have a material adverse effect on the Company, and the Compensation Committee agreed with this conclusion. The Governance Committee reviews the risks associated with our overall corporate governance and general ESG activities.

BOARD AND COMMITTEE EVALUATIONS

The Board and its principal committees perform an annual self-assessment to assess their performance and effectiveness and to identify opportunities to improve Board and committee performance. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors. Board self-evaluation results are discussed by the full Board and committee self-evaluation results are discussed by each committee, in each case in executive session.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Our director orientation program familiarizes new directors with the Company's businesses, strategies, and policies, and assists them in developing the skills and knowledge required for their service on the Board and any committees on which they serve. All other directors are also invited to attend the orientation programs. From time to time, management provides, or invites outside experts to attend Board meetings to provide, educational briefings to the Board on business, corporate governance, regulatory, and other matters to help enhance skills and knowledge relevant to their service as a director of the Company. In addition, Board members may attend, at the Company's expense, accredited director education programs.

SUCCESSION PLANNING

The Board recognizes the importance of effective executive leadership to PayPal's success and annually reviews executive succession planning. As part of this process, the Board reviews and discusses the capabilities of our senior leadership, as well as succession planning and potential successors for the CEO and our other executive officers. The process includes consideration of organizational and operational needs, competitive challenges, leadership/management potential and development, and emergency situations.

CODE OF BUSINESS CONDUCT

We expect our directors, officers, and employees to conduct themselves with the highest degree of integrity, ethics, and honesty. Our credibility and reputation depend upon the good judgment, ethical standards, and personal integrity of each director, officer, and employee. PayPal's Code of Business Conduct requires that our directors, executive officers, and other employees disclose actual or potential conflicts of interest and recuse themselves from related decisions. We regularly review the Code of Business Conduct and related policies to ensure that they provide clear guidance to our directors, executive officers, and employees. The

Code of Business Conduct is available at https://investor.paypal-corp.com/corporate-governance.cfm. Concerns about accounting or auditing matters or possible violations of our Code of Business Conduct should be reported under the procedures outlined in the Code of Business Conduct.

OUTSIDE ADVISORS

The Board may retain outside legal, accounting, or other advisors as it deems necessary or appropriate at the Company's expense and without obtaining management's consent. Each principal committee of the Board may also retain outside legal or other advisors as it deems necessary or appropriate, at the Company's expense and without obtaining the Board's or management's consent.

Director Independence

Under the listing standards of Nasdaq and our Corporate Governance Guidelines, the Board must consist of a majority of independent directors. Annually, each director completes a questionnaire designed to provide information to assist the Board in determining whether the director is independent under the listing standards of Nasdaq and our Corporate Governance Guidelines, and whether members of the ARC Committee and Compensation Committee satisfy additional Securities and Exchange Commission ("SEC") and Nasdaq independence requirements. The Board has adopted guidelines setting forth certain categories of transactions, relationships, and arrangements that it has deemed immaterial for purposes of making determinations regarding a director's independence, and the Board does not consider any of those transactions, relationships, and arrangements in determining director independence.

Based on its review, the Board has determined that each of the following directors is independent under the listing standards of Nasdaq and our Corporate Governance Guidelines and is free of any relationship that would interfere with his or her individual exercise of independent judgment: Mr. Adkins, Mr. Casares, Mr. Christodoro, Mr. Donahoe, Mr. Dorman, Ms. Johnson, Ms. McGovern, Ms. Messemer, Mr. Moffett, Ms. Sarnoff, and Mr. Yeary. Because Mr. Schulman is employed by PayPal, he does not qualify as independent.

The Board limits membership on its ARC Committee, Compensation Committee, and Governance Committee to independent directors. Our Corporate Governance Guidelines prohibit directors from serving on the board of directors, or as an officer, of another company that may cause a significant conflict of interest. Our Corporate Governance Guidelines also provide that any director who has previously been determined to be independent must inform the Chairman of the Board and our Corporate Secretary of any significant change in personal circumstances, including a change in principal occupation, change in professional roles and responsibilities or status as a member of the board of another public company, including retirement, as well as any change in circumstance that may cause his or her status as an independent director to change.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee is or has been an employee of PayPal. None of our executive officers served on the board of directors or compensation committee of another entity which has an executive officer serving on the Board or the Compensation Committee.

Board Leadership

In accordance with our Bylaws, our Board elects our Chairman of the Board and our CEO. Our Corporate Governance Guidelines provide that the Chairman and CEO roles should be held by separate individuals as an aid in the Board's oversight of management and to allow the CEO to focus primarily on management responsibilities.

In March 2017, Mr. Moffett was appointed by the Board to serve an additional two-year term as Lead Independent Director, effective upon the conclusion of our 2017 Annual Meeting, subject to his continuing reelection and status as an independent director. In December 2018, the Board reviewed Mr. Donahoe's independence and concluded that Mr. Donahoe was an independent director under the listing standards of Nasdaq and the Corporate Governance Guidelines. In connection with Mr. Donahoe's designation as an independent director, Mr. Moffett stepped down from his role as Lead Independent Director in accordance with the Corporate Governance Guidelines.

Mr. Donahoe currently serves as our Independent Chairman. In this role, he is responsible for, among other things:

- Calling meetings of the Board and independent directors;
- Setting the agenda for Board meetings in consultation with other directors, the CEO, and the corporate secretary;
- Providing management with input as to the quality, quantity, and timeliness of the flow of information that is necessary for the independent directors to effectively and responsibly perform their duties;
- Chairing executive sessions of the independent directors;
- Acting as a liaison between the independent directors and the CEO on sensitive issues;
- Leading the full Board in the annual CEO performance evaluation;
- Leading the Board in its review of the results of the annual self-assessment process, including acting on director feedback as needed; and

- Conducting interviews with existing directors in connection with the director nomination process set forth in the Corporate Governance Guidelines section entitled "Nomination of Directors"

Board Committees

The Board has three principal standing committees: the Audit, Risk and Compliance (ARC) Committee, the Compensation Committee, and the Governance Committee. Each committee has a written charter, available in the corporate governance section of our Investor Relations website at https://investor.paypal-corp.com/corporate-governance.cfm, which describes in more detail its specific responsibilities and functions. The table below provides the current membership for each principal Board committee.

	ARC Committee	Compensation Committee	Governance Committee
Rodney C. Adkins	Member	—	Member
Wences Casares	—	Member	—
Jonathan Christodoro	—	Member	—
John J. Donahoe	—	—	—
David W. Dorman	—	Chair	Member
Belinda J. Johnson	Member	—	—
Gail J. McGovern	—	Member	Chair
Deborah M. Messemer	Member*	—	—
David M. Moffett	Chair*	—	—
Ann M. Sarnoff	Member	—	—
Daniel H. Schulman	—	—	—
Frank D. Yeary	Member	—	—

* Audit Committee Financial Expert

Below is a description of each principal committee of the Board. The Board has adopted a written charter for each principal Board committee, which is available on our website at https://investor.paypal-corp.com/corporate-governance.cfm. Each committee's charter addresses, among other matters, the committee's purposes and policy, composition and organization, duties and responsibilities, and meetings. Each committee annually conducts and reviews an evaluation of its performance.

Audit, Risk and Compliance (ARC) Committee

Members:
David M. Moffett (Chair)
Rodney C. Adkins
Belinda J. Johnson
Deborah M. Messemer (since Jan. 2019)
Ann M. Sarnoff
Frank D. Yeary

Committee Meetings in 2018: 10

Primary Responsibilities
Provide assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of PayPal's financial statements;
- The independent auditors, including their qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditor;
- Producing the Audit Committee Report for inclusion in our proxy statement;
- PayPal's overall risk framework and risk appetite framework; and
- PayPal's compliance with legal and regulatory obligations.

Independence
The Board has determined that each member of the ARC Committee meets the independence requirements of Nasdaq and the SEC and otherwise satisfies the requirements for audit committee service imposed by the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Board has also determined that each member of the ARC Committee is financially literate, and that Mr. Moffett and Ms. Messemer are each an "audit committee financial expert" as defined by SEC rules.

Compensation Committee

Members:
David W. Dorman (Chair)
Wences Casares
Jonathan Christodoro
Gail J. McGovern

Committee Meetings in 2018: 6

Primary Responsibilities
- Review and approve the overall strategy for employee compensation and all compensation programs applicable to directors and executive officers;
- Annually review and approve corporate goals and objectives relevant to the compensation of the CEO and evaluate the CEO's performance;
- Review, determine and approve the compensation for the CEO and our other executive officers;
- Review and discuss the Compensation Discussion and Analysis contained in our proxy statement and prepare the Compensation Committee Report for inclusion in our proxy statement;
- Review and consider the results of any advisory stockholder votes on executive compensation; and
- Oversee and monitor compliance with the Company's stock ownership guidelines applicable to directors and executive officers.

The charter of the Compensation Committee permits the Compensation Committee, in its discretion, to delegate all or a portion of its duties and responsibilities to a subcommittee or any member of the Compensation Committee or, subject to applicable law, listing standards and the terms of the charter, any officer(s) of the Company.

Independence
The Board has determined that each member of the Compensation Committee meets the independence requirements of Nasdaq and the SEC.

Additionally, the Compensation Committee assesses on an annual basis the independence of its compensation consultant and other compensation advisers. Additional disclosure regarding the role of the Compensation Committee in compensation matters, including the role of consultants in compensation decisions, can be found below under the section "Compensation Discussion and Analysis — Other Compensation Practices and Policies — Roles and Responsibilities — Compensation Consultant."

Governance Committee

Members:
Gail J. McGovern (Chair)
Rodney C. Adkins (since Sept. 2018)
David W. Dorman

Committee Meetings in 2018: 4

Primary Responsibilities
- Make recommendations to the Board as to the appropriate size of the Board or any Board committee;
- Identify individuals believed to be qualified to become Board members;
- Make recommendations to the Board on potential Board and Board committee members, whether as a result of any vacancy (including a vacancy created by an increase in the size of the Board) or as part of the annual election cycle, taking into consideration the criteria set forth in the "Composition of the Board" section of the Corporate Governance Guidelines;
- Review our Corporate Governance Guidelines at least annually;
- Establish procedures to exercise oversight of the evaluation of the Board and management;
- Lead an annual evaluation of the Board and senior management;
- General oversight of the Company's ESG activities; and
- Review and discuss with management, at least annually, PayPal's political contributions and expenditures, and lobbying activities.

Independence
The Board has determined that each member of the Governance Committee meets the independence requirements of Nasdaq.

Board and Committee Meetings and Attendance

Our Board typically holds eight regularly scheduled meetings in addition to special meetings scheduled as appropriate. At each regularly scheduled quarterly, in-person Board meeting, a member of each principal Board committee reports on any significant matters addressed by the committee since the last quarterly, in-person Board meeting. In addition, the independent directors have the opportunity to meet without our management or the other directors as part of each regularly scheduled Board meeting. The Board expects that its members rigorously prepare for, attend and participate in, all Board and applicable Board committee meetings.

Our Board met seven times during 2018. Each director nominee who served in 2018 attended at least 75% of all of our Board meetings and committee meetings for committees on which he or she served in 2018.

All directors are encouraged to attend the Annual Meeting. Last year, nine of the 11 directors serving on our Board at the time of our 2018 annual meeting attended that meeting.

Related Person Transactions
RELATED-PERSON TRANSACTION POLICY

Our Board has adopted a written related-person transaction policy governing the review and approval of related person transactions. The policy, which is administered by the ARC Committee, applies to any transaction or series of transactions in which (1) the Company or its consolidated subsidiary is a participant, (2) the amount involved is or is reasonably expected to be more than $120,000, and (3) a related person under the policy has a direct or indirect material interest. The policy defines a "related person" to include directors, director nominees, executive officers, beneficial owners of more than 5% of PayPal's outstanding common stock or an immediate family member of any of these persons.

Under the policy, transactions requiring review are referred to the ARC Committee for pre-approval, ratification or other action. Management will provide the ARC Committee with a description of any related-person transaction proposed to be approved or ratified. This description will include the terms of the transaction, the business purpose of the transaction, and the benefits to PayPal and to the relevant related person. In determining whether to approve or ratify a related-person transaction, the ARC Committee will consider the following factors:

- whether the terms of the transaction are fair to the Company, and at least as favorable to the Company as would apply if the transaction did not involve a related person;
- whether there are demonstrable business reasons for the Company to enter into the transaction;
- whether the transaction would impair the independence of an outside director under the Company's director independence standards; and
- whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the committee deems relevant.

The Company also has practices that address potential conflicts in circumstances where a non-employee director is a control person of one or more investment funds that desires to make an investment in or acquire a company that may compete with one of the Company's businesses. Under those circumstances, the director is required to notify the Company's CEO and Chief Business Affairs and Legal Officer of the proposed transaction, and the Company's CEO and Chief Business Affairs and Legal Officer then assess the nature and degree to which the investee company is competitive with one of the Company's businesses, as well as the potential overlaps between the Company and the investee company. If the Company's CEO and Chief Business Affairs and Legal Officer determines that the competitive situation and potential overlaps between PayPal and the investee company are acceptable, approval of the transaction by the Company would be conditioned upon the director agreeing to certain limitations (including refraining from joining the board of directors of, serving as an advisor to, or being directly involved in the business of the investee company or conveying any confidential or proprietary information regarding the investee company to the Company or regarding the Company's line of business with which the investee competes to the investee company, abstaining from being the primary decision-maker for the investment fund with respect to the investee company, recusing himself/herself from portions of investee company meetings that cover confidential competitive information reasonably pertinent to the Company's lines of business with which the investee company competes and agreeing to any additional limitations deemed to be reasonably necessary or appropriate by the Company's CEO or Chief Business Affairs and Legal Officer as circumstances change). All transactions by investment funds in which a non-employee director is a control person also remain subject in all respects to the Board's written policy for the review of related person transactions, discussed above.

TRANSACTIONS WITH RELATED PERSONS

Two immediate family members of Gary Marino, our former Executive Vice President, Chief Commercial Officer, were employed by the Company during 2018. Mr. Marino's son, Steve Marino, is a project manager in credit technology and received total compensation of approximately $163,086 in 2018. Mr. Marino's daughter-in-law (and Steve Marino's spouse), Kerri Marino, is a product marketer and received total compensation of approximately $126,614 in 2018. Both Steve Marino and Kerri Marino received standard benefits applicable to similarly situated employees. These related person transactions were approved by the ARC.

The charter of the ARC Committee requires it to review and approve all related person transactions that are required to be disclosed under Item 404(a) of Regulation S-K. There were no other transactions required to be reported in this proxy statement since the beginning of fiscal 2018 where our written related-person transaction policy did not require review, approval or ratification or where this policy was not followed.

Communication with the Board

Stockholders are invited to contact the Board or any individual director by writing to the Corporate Secretary at our principal executive offices: PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131, with a request to forward the communication to the intended recipients. In general, any stockholder communication delivered to the Company for forwarding to the Board or specified Board members will be forwarded in accordance with the stockholder's instructions. However, the Company reserves the right not to forward to Board members any abusive, threatening or otherwise inappropriate materials

Environmental and Social Sustainability Oversight

PayPal recognizes its responsibility as a global citizen to operate in a responsible and sustainable manner aligned with our mission, vision, and values to build a more financially inclusive and interconnected world. The management of key non-financial risks and opportunities, such as workforce inclusion and development, social impact, and environmental sustainability, are critical components in the Company's long-term performance and strategy.

Over the past year, we formalized the Board's oversight, executive leadership and operationalization of our Environmental, Social and Governance (ESG) efforts:

- The Corporate Governance and Nominating Committee of the Board is responsible for overseeing general ESG activities.
- Our Chief Business Affairs and Legal Officer directs and manages the execution of our overall ESG strategy.
- We implemented an internal governance framework to facilitate cross-functional ESG program development.

In 2018, we published our first annual ESG report, the *2017 Global Impact Report*, which highlights four key priority areas of our ESG program:

- **Social Impact** — including reporting on annual impact metrics, product and service enhancements, and partnerships to improve financial health, power charitable giving and strengthen local communities
- **Employees and Culture** — including executing an effective human capital management strategy to ensure the recruitment, retention and development of our workforce, and diversity and inclusion metrics that demonstrate our commitment to equality and inclusion
- **Environmental Responsibility** — including conducting our first enterprise-wide environmental footprint assessment and committing to further action in this area
- **Responsible Business Practices** — including establishing policies and practices to safeguard trust, ensuring ethical and compliant business operations, and securing and protecting customer information

To access the full *2017 Global Impact Report*, visit: www.paypal.com/us/webapps/mpp/about/responsible-practices.

The Company is committed to regular communication of corporate governance and sustainability topics. As our ESG efforts continue to evolve, we are committed to sharing progress through subsequent reports and updates.

Our Executive Officers

Our executive officers are elected annually by the Board and serve at the discretion of the Board. Set forth below is information regarding our executive officers as of the Record Date.

Name	Age	Position	Biography
Daniel H. Schulman	61	President and Chief Executive Officer	Mr. Schulman's biography is set forth on page 19 under the heading "Proposal 1 — Election of Directors — Director Nominees."
Jonathan Auerbach	56	Executive Vice President, Chief Strategy, Growth and Data Officer	Mr. Auerbach has served PayPal as Executive Vice President, Chief Strategy, Growth and Data Officer since January 2018. From September 2016 to January 2018, he served as Executive Vice President, Chief Strategy and Growth Officer. From July 2015 to September 2016, he served as Senior Vice President, Chief Strategy and Growth Officer. Mr. Auerbach was the CEO of Group Digital Life at Singapore Telecommunication Limited (Singtel), a telecommunications company, from September 2014 to May 2015, where he led the company's global portfolio of digital businesses as well as its venture fund. From 1987 through 2014, Mr. Auerbach was a management consultant and held a variety of executive roles with McKinsey & Company, a global management consulting firm.
Mark Britto	54	Executive Vice President, Global Sales and Credit	Mr. Britto has served PayPal as Executive Vice President of Global Sales and Credit since February 2019. From July 2017 until his appointment to his current position, Mr. Britto served as PayPal's Senior Vice President of Global Credit and Markets. From January 2009 until joining PayPal in 2017, he was co-founder and CEO of Boku, Inc., the world's largest independent carrier billing company. Prior to Boku, Mr. Britto served as CEO of Ingenio, a service marketplace and performance advertising company, which he led to a 2007 acquisition by AT&T. Mr. Britto served for four years as Senior Vice President of Worldwide Services and Sales at Amazon following the acquisition in 1999 of his first company, Accept.com, which served as the primary backbone of Amazon's global payments platform. Mark began his career in senior credit and risk management roles at leading national banks FirstUSA and Bank of America. Mr. Britto currently serves as non-executive Chairman of Boku, Inc.
Allison Johnson	58	Executive Vice President, Chief Marketing Officer	Ms. Johnson has served as Executive Vice President, Chief Marking Officer, since January 2019. From 2011 through March 2018, she was a founder and managing partner at West, a hybrid marketing and venture capital firm that worked with startups to accelerate product/market fit. Her clients included Braintree, prior to its acquisition by PayPal. From 2005 to 2011, Johnson served as Apple's vice president of worldwide marketing communications. Prior to her work with Apple, Johnson was senior vice president of global brand marketing at HP.
Aaron Karczmer	47	Executive Vice President, Chief Risk, Compliance and Security Officer	Mr. Karczmer has served PayPal as Executive Vice President, Chief Risk, Compliance and Security Officer since April 2017. From September 2016 to March 2017, he served as Senior Vice President, Chief Compliance and Ethics Officer. From May 2016 to September 2016, he served as Senior Vice President, Chief Compliance Officer.

Name	Age	Position	Biography
			From 2013 to April 2016, he served as Senior Vice President, Deputy Chief Compliance Office and Head of Global Financial Crime Compliance of American Express, a financial services company. From May 2011 to January 2013, he served as Vice President, Principal Compliance Leader, Enterprise Growth and Enterprise Compliance Risk Management of American Express. From September 2007 to May 2011, he served as Vice President, Financial Intelligence Unit — AML Enterprise Surveillance, Investigations & Technology of American Express.
Louise Pentland	46	Executive Vice President, Chief Business Affairs and Legal Officer	Ms. Pentland has served PayPal as Executive Vice President, Chief Business Affairs and Legal Officer since September 2016. From September 2015 to September 2016, she served as Senior Vice President, Chief Legal Officer and Secretary. From July 2015 to September 2015, she served as Senior Vice President, General Counsel and Secretary. Ms. Pentland was previously the Executive Vice President and Chief Legal Officer at Nokia Corporation, a multinational communications and information technology company, from July 2008 to July 2014. Ms. Pentland also serves on the Board of Directors of Hitachi Ltd.
John D. Rainey	48	Chief Financial Officer, Executive Vice President, Global Customer Operations	Mr. Rainey has served PayPal as its Chief Financial Officer and EVP, Global Customer Operations since January 2018. From September 2016 to January 2018, he served as Executive Vice President, Chief Financial Officer. From August 2015 to September 2016, he served as Senior Vice President, Chief Financial Officer. From April 2012 to July 2015, he served as Executive Vice President and Chief Financial Officer at United Continental Holdings, Inc., an airline holding company. Mr. Rainey also served as Chief Financial Officer and Executive Vice President of United Airlines, as airline company, from April 2012 to August 2015. From October 2010 to April 2012, Mr. Rainey was Senior Vice President of Financial Planning and Analysis at United Continental Holdings, Inc. Mr. Rainey serves on the board of directors of Nasdaq, Inc.
William J. Ready	39	Executive Vice President, Chief Operating Officer	Mr. Ready has served as Executive Vice President, Chief Operating Officer since September 2016. From January 2015 to September 2016, he served as Senior Vice President, Global Head of Product & Engineering and SVP of PayPal. Mr. Ready was the Chief Executive Officer of Braintree, an online payments provider, from August 2011 until its acquisition by PayPal, Inc. in December 2013. From July 2011 to October 2011, Mr. Ready was an executive in residence at Accel Partners, a leading Silicon Valley venture capital and growth equity firm. From 2008 to 2011, Mr. Ready was the President of iPay Technologies, Inc., a payment services provider. Mr. Ready serves on the board of directors of Automatic Data Processing, Inc.

Former Executive Officer and Named Executive Officer for 2018:

Gary J. Marino	61	Former Executive Vice President, Chief Commercial Officer	Mr. Marino served PayPal as Executive Vice President, Chief Commercial Officer from September 2016 through April 5, 2019. From July 2015 to September 2016, he served as Senior Vice President, Global Credit and the Americas. Prior to July 2015, Mr. Marino served in a number of senior leadership roles for PayPal following eBay's acquisition of Bill Me Later, Inc. Mr. Marino co-founded Bill Me Later, Inc. in 2001 and served as its Chief Executive Officer from 2001 through November 2009 when eBay acquired the company.

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of the Record Date by (1) each stockholder known to us to be the beneficial owner of more than 5% of our common stock, (2) each director and director nominee, (3) each executive officer named in the 2018 Summary Compensation Table included in this proxy statement, and (4) all executive officers and directors as a group. Unless otherwise indicated below, the address for each of our executive officers and directors is c/o PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.

Name of Beneficial Owner	Shares Beneficially Owned[1]	
	Number	Percent
5% Stockholders:		
The Vanguard Group[2]	87,540,511	7.4%
FMR LLC[3]	80,430,015	6.8%
BlackRock, Inc.[4]	74,772,548	6.3%
Named Executive Officers and Directors:		
Daniel H. Schulman[5]	719,297	*
John D. Rainey[6]	131,914	*
Gary J. Marino[7]	128,383	*
Louise Pentland[8]	106,028	*
William J. Ready[9]	121,082	*
Rodney C. Adkins	13,541	*
Wences Casares	18,882	*
Jonathan Christodoro	19,319	*
John J. Donahoe	92,320	*
David W. Dorman	38,066	*
Belinda J. Johnson	11,994	*
Gail J. McGovern	14,839	*
Deborah M. Messemer	—	*
David M. Moffett	71,112	*
Ann M. Sarnoff	11,204	*
Frank D. Yeary	21,956	*
All directors and executive officers as a group (19 persons)[10]	1,776,602	*

* Less than one percent

1 This table is based upon information supplied by officers, directors, and principal stockholders and any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 29, 2019, and restricted stock units ("RSUs") that are scheduled to vest within 60 days of March 29, 2019 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options or RSUs, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 1,172,192,687 shares of common stock outstanding as of March 29, 2019.

2 Based solely on information on Schedule 13G/A (Amendment No. 3) filed with the SEC on February 12, 2019. The Vanguard Group has sole voting power of 1,439,193 shares of the Company's common stock, shared voting power of 251,338 shares of the Company's common stock, sole dispositive power of 85,878,791 shares of the Company's common stock, and shared dispositive power of 1,661,720 shares of the Company's common stock. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

3 Based solely on information on Schedule 13G/A (Amendment No. 1) filed with the SEC on February 13, 2019. FMR LLC has sole voting power of 13,299,935 shares of the Company's common stock and sole dispositive power of 80,430,015 shares of the Company's common stock. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

4 Based solely on information on Schedule 13G/A (Amendment No. 1) filed with the SEC on February 6, 2019. BlackRock, Inc. has sole voting power of 64,521,289 shares of the Company's common stock, and sole dispositive power of 74,772,548 shares of the Company's common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

5 Mr. Schulman is our President and CEO. Includes 144,448 shares Mr. Schulman has the right to acquire pursuant to outstanding options exercisable within 60 days of March 29, 2019, and 72,709 RSUs scheduled to vest within 60 days of March 29, 2019.

6 Mr. Rainey is our Chief Financial Officer and Executive Vice President, Global Customer Operations. Includes 7,283 shares Mr. Rainey has the right to acquire pursuant to outstanding options exercisable within 60 days of March 29, 2019, and 16,786 RSUs scheduled to vest within 60 days of March 29, 2019.

[7] Mr. Marino is our former Executive Vice President, Chief Commercial Officer. Mr. Marino's employment with the Company terminated on April 5, 2019. Includes 1,010 shares Mr. Marino has the right to acquire pursuant to outstanding options exercisable within 60 days of March 29, 2019 and 18,640 RSUs scheduled to vest within 60 days of March 29, 2019.

[8] Ms. Pentland is our Executive Vice President, Chief Business Affairs and Legal Officer. Includes 3,057 shares Ms. Pentland has the right to acquire pursuant to outstanding options exercisable within 60 days of March 29, 2019, and 50,064 RSUs scheduled to vest within 60 days of March 29, 2019.

[9] Mr. Ready is our Executive Vice President, Chief Operating Officer. Includes 7,397 shares Mr. Ready has the right to acquire pursuant to outstanding options exercisable within 60 days of March 29, 2019 and 22,918 RSUs scheduled to vest within 60 days of March 29, 2019.

[10] Includes 244,693 shares subject to options exercisable within 60 days of March 29, 2019, and 228,961 RSUs scheduled to vest within 60 days of March 29, 2019.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, among other things, to file reports regarding their ownership and changes in ownership of our securities with the SEC, and to furnish us with copies of all Section 16(a) reports that they file.

We believe that for the fiscal year ended December 31, 2018, all of our directors and executive officers complied with all applicable Section 16(a) filing requirements, except that one Form 4 was filed late for Frank D. Yeary, a director of the Company.

In making these statements, we have relied upon a review of the copies of Section 16(a) reports furnished to us and the written representations of our directors and executive officers.

Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation

In accordance with the requirements of Section 14A of the Exchange Act, we are asking our stockholders to vote on an advisory basis to approve the compensation paid to our NEOs ("say-on-pay"), as described in the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

As discussed in the Compensation Discussion and Analysis, the Compensation Committee is committed to an executive compensation program that creates transparent and simple programs that appropriately incentivize our executives, align with stockholder interests and external expectations, and enable us to effectively compete for and win top talent and to build the strongest possible leadership team for PayPal. The Compensation Committee believes that the goals of our executive compensation program are appropriate and that the program is properly structured to achieve those goals. In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

The Board recommends that stockholders vote "FOR" the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2019 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2018 Summary Compensation Table, and the other related tables and disclosures."

This "say-on-pay" vote is advisory, and therefore not binding on the Company, the Board, or the Compensation Committee. However, the Board and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements. We hold our advisory "say-on-pay" vote every year and expect that the next "say-on-pay" vote will occur at PayPal's 2020 annual meeting of stockholders.

The Board Recommends a Vote FOR Proposal 2.



Letter from the Compensation Committee

Dear PayPal Stockholder:

The Compensation Committee strives to maintain an executive compensation program that aligns with the key drivers of profitable short- and long-term growth, and ultimately with the interests of our stockholders. The program has been designed to properly incentivize and reward our executives for performance that exceeds expectations, while providing transparency for both executives and stockholders — demonstrated through our pay philosophy of *Simplicity, Transparency, and Clarity*. As we focus on these factors, we are also mindful of the need to effectively retain, compete for, and win top talent within the unique landscape of the financial technology ("FinTech") market and the increasingly competitive environment for executive talent.

In 2018, we completed our third full year as an independent public company. During that time, we have strengthened our technology platform, invested in compliance, and reorganized customer operations to strengthen the foundation of our business. In addition, we have continued to drive future growth and put our customers at the center of everything we do by expanding our value proposition through acquisitions, partnerships, and launching innovative products and services. As a result of these initiatives, 2018 was a strong year for PayPal. Our business delivered strong revenue and non-GAAP operating margin performance.

The Compensation Committee's decisions over the past year, and the results of our performance-based incentive programs, reflect the healthy progress that PayPal has made and the contributions of our leadership team that have made our achievements possible. In the course of evaluating the compensation program for 2018 and our goals for the next five years, the Compensation Committee looked at the core strategy, which is reflected in our annual short- and long-term incentive program, and also considered a set of stretch goals for share price performance. Recognizing the value to stockholders in achieving those stretch goals, the Compensation Committee determined to make a special incentive award to our CEO that would reward him if he were able to achieve significant sustained share price increases over a five-year performance period. At the time of the grant, our shares were trading at an average closing stock price for the 90 trading days prior to the grant date of $77.84; the full award can only be earned if we deliver greater than a 60% return during the measurement period. To ensure that the award focused on long-term value creation rather than short-term share price movements, we implemented several safeguards, including: backloaded vesting (earned shares cannot vest earlier than 2021; even if the shares are earned early in the performance period, they will vest across a multi-year vesting schedule that runs through 2023); and a required holding period (all earned and vested shares must be retained until the end of the five-year performance period).

We appreciate the feedback that we have received from our stockholders on our compensation program over the past year, and remain focused on ensuring that our existing pay arrangements serve to support our growth strategy and continue to align with long-term stockholder value creation.

The Compensation Committee of the Board of Directors

David W. Dorman (Chair)
Wences Casares
Jonathan Christodoro
Gail J. McGovern

Compensation Discussion and Analysis

NAMED EXECUTIVE OFFICERS	38
EXECUTIVE SUMMARY	39
2018 PERFORMANCE HIGHLIGHTS	39
EXECUTIVE COMPENSATION PROGRAM DESIGN	40
COMPENSATION ALIGNED WITH PERFORMANCE RESULTS	40
Investor Feedback	41
2018 NEO Compensation Program Elements	41
CEO PSU Award	42
Pay Mix	44
KEY 2018 COMPENSATION OUTCOMES	45
2018 AIP	45
2016-2018 PBRSUs	45
Key Compensation Policies and Practices	45
COMPENSATION FRAMEWORK	47
INCENTIVE (PERFORMANCE-BASED) COMPENSATION FOR 2018	47
Annual Incentive Plan	47
Long-Term Incentive Components	51
CEO PSU Award	54
OTHER COMPENSATION ELEMENTS	56
Base Salary	56
Deferred Compensation	57
Other Benefits	57
OTHER COMPENSATION PRACTICES AND POLICIES	58
ROLES AND RESPONSIBILITIES	58
Compensation Committee	58
Compensation Consultant	58
CEO and the Human Resources Department	58
OUR COMPENSATION PEER GROUP	59
STOCK OWNERSHIP GUIDELINES	60
HEDGING AND PLEDGING POLICY	61
CLAWBACK POLICY	61
TAX AND ACCOUNTING CONSIDERATIONS	61
COMPENSATION COMMITTEE REPORT	62

Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") describes the material compensation elements for each of PayPal's named executive officers ("NEOs") and provides an overview of our executive compensation policies and practices applicable to our NEOs.

For 2018, our NEOs were:

Daniel H. Schulman	President and Chief Executive Officer (our "CEO")
John D. Rainey	Chief Financial Officer and Executive Vice President, Global Customer Operations
Gary J. Marino[1]	Former Executive Vice President, Chief Commercial Officer
Louise Pentland	Executive Vice President, Chief Business Affairs and Legal Officer
William J. Ready	Executive Vice President, Chief Operating Officer

[1] Mr. Marino served as Executive Vice President, Chief Commercial Officer of the Company throughout 2018 and retired effective as of April 5, 2019.

Executive Summary

2018 PERFORMANCE HIGHLIGHTS

In 2018, we completed our third full year as an independent public company after our separation from eBay in 2015. Our business delivered strong revenue and non-GAAP operating margin performance. We set new benchmarks for revenue, net new active accounts, transactions, and engagement, strengthened our strategic positioning through a combination of innovation, acquisitions, and partnerships, and greatly bolstered our platform capabilities. We continued to focus on the long-term growth of our business by executing on a broad transformation of our culture and business model to strengthen and expand our customer choice initiatives and partnerships across the ecosystem.

The following summarizes our key financial and operational performance results for 2018. We use certain of these key metrics as the performance measures in our incentive compensation program and believe these measures help to align the interests of our executives with those of our stockholders.



[1] Non-GAAP operating margin and free cash flow are two of the performance metrics used in our incentive compensation program. Non-GAAP operating margin and free cash flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to the section titled "Non-GAAP Financial Information" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2018 Annual Report on Form 10-K filed with the SEC on February 7, 2019, which section is incorporated herein by reference.

[2] Free Cash Flow for 2017 and 2018 reflect the impact of held for sale accounting treatment in connection with the sale of the Company's U.S. consumer credit receivables portfolio, which reduced free cash flow for 2017 by approximately $1.3 billion and increased free cash flow for 2018 by approximately $1.4 billion. Normalizing for this impact, free cash flow for 2017 and 2018 would have been approximately $3.2 billion and $3.3 billion, respectively.

In addition to our strong financial and operational results, we also achieved the following in 2018:

- Our three-year total stockholder return (measured from December 31, 2015 to December 31, 2018) was 132% and our one-year total stockholder return (measured from December 29, 2017 to December 31, 2018) was 14%.
  - We significantly outperformed the S&P 500 Index's three-year total stockholder return of 23% and one-year total stockholder return of -6%.
- Completed the acquisitions of Hyperwallet, iZettle, Jetlore, and Simility and the sale of our U.S. consumer credit receivables portfolio.
- Continued to partner with many of the largest and most influential companies in finance, retail, and technology, and have secured partnerships with top-tier global financial institutions.
- Launched new products like PayPal Checkout with Smart Payment Buttons, Funds Now, and PayPal for Partners that strengthened our merchant value proposition.

EXECUTIVE COMPENSATION PROGRAM DESIGN

Our key guiding principle for executive compensation is to closely align the compensation of our executives with the creation of long-term value for our stockholders by tying a significant portion of our executives' target total direct compensation opportunity to the Company's performance.

In designing our executive compensation program, the Compensation Committee prioritized the following compensation philosophy and goals:

- **Simplicity, Transparency, and Clarity** – enable executives to see the direct link between Company and individual performance and their pay, and enable stockholders to see the direct link between returns on their investment and pay outcomes for the executive team;
- **One Team** – maintain unified goals and objectives of the annual short- and long-term incentive program for the entire executive leadership team to drive operational decisions and Company performance;
- **Winning the War for Talent** – recognize the unique FinTech space in which we compete and prioritize nimble and aggressive compensation strategies to attract and retain key talent; and
- **Individual Performance** – ensure compensation is commensurate with results, both on the upside and downside, and that leaders are held accountable for their performance.

COMPENSATION ALIGNED WITH PERFORMANCE RESULTS

The following chart demonstrates the alignment between each of our Revenue and Indexed TSR, with our CEO Pay (as shown in the "2018 Summary Compensation Table") during 2018, 2017, and 2016. Revenue is a key measure of our financial performance. Indexed TSR is defined as the total stockholder return on our common stock during the period from December 31, 2015 through December 31, 2018, assuming $100 was invested on December 31, 2015.




Investor Feedback

At our 2018 annual meeting of stockholders (the "2018 Annual Meeting"), we received more than 88% support of the votes cast on our say-on-pay proposal. Following the 2018 Annual Meeting, we engaged in proactive outreach efforts with major institutional investors holding approximately 60% of our stock focused on corporate governance, executive compensation, and ESG matters. For a complete discussion of our engagement efforts and feedback received through these conversations, please see "Corporate Governance — Stockholder Engagement".

After considering our 2018 say-on-pay voting results as well as the generally positive feedback received during our stockholder engagement efforts, the Compensation Committee determined that it was appropriate to maintain the core design of our 2018 executive compensation program and did not make any significant changes to our executive compensation program. The Compensation Committee will continue to consider future say-on-pay votes and investor feedback when considering and making decisions relating to our executive compensation program, policies, and practices.

2018 NEO Compensation Program Elements

	Form of Payment	Performance Period	Performance Criteria	Objectives
Salary	Cash	Ongoing	• Alignment of salary with performance is evaluated on an annual basis	• Compensates for expected day-to-day performance • Rewards individuals' current contributions • Reflects scope of roles and responsibilities • Attracts highly capable leaders in an extremely competitive talent market
Annual Incentive Plan ("AIP")	Performance-Based Restricted Stock Units ("PBRSUs") (75%)	One year	• Revenue and Non-GAAP Operating Margin, with Net New Actives modifier	• Compensates for successful annual performance • Motivates achievement of short-term performance goals designed to enhance value of Company • Significant equity portion to further align with stockholder interests • Attracts highly capable leaders in an extremely competitive talent market
	Cash (25%)		• Individual Performance	
Long-Term Incentive Plan ("LTI")	PBRSUs (50%)	Three years	• FX-Neutral Revenue Compound Annual Growth Rate ("CAGR") • Free Cash Flow CAGR	• Compensates for successful achievement of three-year performance goals designed to enhance long-term value of Company • Intended to satisfy long-term retention objectives • Attracts highly capable leaders in an extremely competitive talent market • Compensates for the creation of long-term value of Company • Recognizes potential future contributions • Intended to satisfy long-term retention objectives • Attracts highly capable leaders in an extremely competitive talent market
	Restricted Stock Units ("RSUs") (50%)	Vests annually over three years	• Service-based vesting; ultimate value varies based on stock price performance	

CEO PSU Award

In addition to the annual long-term incentive award, in 2018 the Compensation Committee granted a performance-based equity award (the "CEO PSU Award") to Mr. Schulman which will be earned only if meaningful and sustained stock price performance targets are achieved during a five-year performance period. This award is consistent with PayPal's "pay for performance" philosophy to further incentivize Mr. Schulman to drive long-term stockholder value creation. The CEO PSU Award has longer vesting periods than PayPal's annual long-term incentive awards, further emphasizing the desire to align Mr. Schulman's interests with those of stockholders over the longer-term.

The Compensation Committee considered the following factors as it contemplated Mr. Schulman's executive compensation in early 2018:

- **The instrumental role that Mr. Schulman continues to play in PayPal's strategic transformation**, including by:
  - Expanding the Company's value proposition following its separation from eBay and becoming an independent public company in July 2015
  - Empowering customer choice
  - Actively partnering within the ecosystem with credit card networks, financial institutions, and technology companies
  - Increasing PayPal's addressable market
  - Transforming PayPal from a payments button to an open payments platform
- **PayPal's strong financial and operational performance under Mr. Schulman's leadership**, including strong growth in both revenue and earnings, as well as payment volume, net new active accounts, and engagement
- **Mr. Schulman is uniquely qualified to lead PayPal** given his:
  - Deep expertise in payments, mobile technology, innovation, and regulatory and cybersecurity matters
  - Leadership experience and vision in growing large, complex businesses
  - Experience transforming financial services, while driving cultural change and instilling a values-based environment that champions diversity and inclusion
- **Employee retention is one of our core business risks and competition for proven CEO talent is particularly intense.** The Compensation Committee believed Mr. Schulman's leadership would enable PayPal to continue to execute on its multi-year strategic plan and deliver sustainable, long-term growth
- **An award based on meaningful stock price targets over a five-year period was consistent with PayPal's "pay for performance" philosophy** and:
  - Complements PayPal's existing executive compensation program
  - Further incentivizes Mr. Schulman to drive stockholder value creation over a longer time frame
  - Helps ensure that Mr. Schulman's interests are aligned with those of long-term stockholders
  - Aligns with the Board's stretch share price performance goals for Mr. Schulman that were not directly addressed in the core compensation program, because the Compensation Committee believed that as the CEO and leader of PayPal's strategic transformation, Mr. Schulman was uniquely positioned to directly affect our share price with his performance and execution of his strategic vision for PayPal
- **The importance of implementing appropriate stockholder-friendly safeguards in the design of any award outside of our standard annual long-term incentive program**.

PayPal has performed extremely well since becoming an independent public company in July 2015 both on an absolute basis and relative to the broader market. Around the time the CEO PSU Award was granted, PayPal's stock price was at its highest since becoming an independent public company. In a broader market context, the Board recognized that the grant was being made during the longest bull market in history for the S&P 500 Index, and that the market environment could change, putting increased pressure on share price. Achievement of the stretch performance goals established under the CEO PSU Award will require sustaining PayPal's strong performance over the next several years and continuing to grow and create stockholder value over the long term.

Stock Price Performance from Separation (July 2015) to CEO PSU Award Grant Date[1]



[1] Reflects stock price performance from July 20, 2015 (the first day of "regular way" trading as an independent public company) to March 29, 2018 (the last trading day immediately prior to the grant date of April 1, 2018 for the CEO PSU Award).

[2] Peer group figure presented is a market cap weighted index value; peers include companies listed on page 60.

	Form of Payment	Performance Period	Performance Alignment	Objectives
CEO PSU Award	PSUs (100%)	Five years	• Awards granted when the average closing stock price for the 90 trading days prior to grant date was $77.84 • 50% earned if PayPal achieves a 90-trading day average closing stock price target of $105, approximately 38% increase over the price at grant date • 50% earned if PayPal achieves a 90-trading day average closing stock price target of $125, approximately 65% increase over the price at grant date • Backloaded vesting, with earned awards vesting on the third, fourth, and fifth anniversaries of grant date; no vesting if goals are not met • Earned shares generally required to be held until the fifth anniversary of the grant date	• Serve as a complement to PayPal's existing executive compensation program, recognizing that compensation outside of a standard incentive program should be carefully designed with appropriate stockholder-friendly safeguards • Incentivize stockholder value creation over a longer time frame than under our standard incentive program • Closely align Mr. Schulman's interests with those of long-term stockholders • Require more significant performance results for Mr. Schulman to earn the award • Address risks associated with a highly competitive market for proven executive talent

The Compensation Committee worked closely with its independent compensation consultant to design the CEO PSU Award for Mr. Schulman, which was granted in April 2018. Below is a summary of the key details and features of the CEO PSU Award:

- The CEO PSU Award was granted with a grant date fair value of $16 million.
- The CEO PSU Award features an extended five-year performance period:
  - 50% of the shares subject to the CEO PSU Award may be earned if PayPal achieves a stock price target of $105 based on a 90-trading day average closing price;
  - The remaining 50% of the shares subject to the award may be earned if PayPal achieves a stock price target of $125 based on a 90-trading day average closing price.
- The CEO PSU Award features backloaded vesting.
  - If any portion of the award is earned before the third anniversary of the grant date, the earned award will vest ratably on the third, fourth, and fifth anniversaries of the grant date, subject to Mr. Schulman's continued service through the applicable vesting date.
  - Any portion of the award earned after the third anniversary of the grant date but before the fourth anniversary of the grant date will vest one-third on the date such portion is earned, and one-third on each of the fourth and fifth anniversaries of the grant date.
  - Two-thirds of any portion of the CEO PSU Award that is earned after the fourth anniversary of the grant date will vest on the date such portion is earned, with the remaining one-third vesting on the fifth anniversary of the grant date.
- Earned and vested shares under the CEO PSU Award are generally required to be held until the fifth anniversary of the grant date.
- The award is subject to forfeiture if the stock price targets are not met over the performance period (see footnote 5 to the table under the "Potential Payments Upon Termination or Change in Control" below for a description of the treatment of the CEO PSU Award upon a termination of employment or change in control).

Pay Mix

The Compensation Committee believes that long-term equity incentives should comprise the majority of the target total direct compensation opportunity for our NEOs. We believe that our executive compensation program was effective at incentivizing results in 2018 by appropriately aligning pay and performance. The following charts show the 2018 Target Total Direct Compensation mix for our CEO, Mr. Schulman, and the average 2018 Target Total Direct Compensation mix for our other NEOs. Target Total Direct Compensation is the sum of (i) 2018 base salary, (ii) target 2018 annual incentive award (based on the grant

date fair value for the portion of the award delivered as PBRSUs), and (iii) target annual long-term incentive award (based on the grant date fair value). For our CEO, Total Target Direct Compensation also includes the CEO PSU Award (based on the grant date fair value—see "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based) Compensation for 2018—CEO PSU Award" for further details).

2018 Target Total Direct Compensation Mix


CEO
3% Annual Base Salary
5% Target Annual Incentive Award
• 75% PBRSUs
• 25% Cash
24% RSUs
24% PBRSUs (LTI)
44% PSUs (CEO PSU Award)
92% TARGET LONG-TERM INCENTIVE VALUE
73% PERFORMANCE-BASED COMPENSATION
Other NEOs
8% Annual Base Salary
8% Target Annual Incentive Award
• 75% PBRSUs
• 25% Cash
42% RSUs
42% PBRSUs
84% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
50% PERFORMANCE-BASED COMPENSATION

KEY 2018 COMPENSATION OUTCOMES

2018 AIP

In early 2019, the Compensation Committee approved specific awards of annual incentives earned under the 2018 AIP based upon Company performance with respect to Revenue, Non-GAAP Operating Margin, and Net New Actives performance, as well as each executive's individual performance, as further discussed under "Compensation Framework — Incentive (Performance-Based) Compensation for 2018 — Annual Incentive Plan." Based on our 2018 financial results, the Compensation Committee determined that the achievement level of the Company performance component under the 2018 AIP was 130% of target. The 2018 AIP payments were higher than target due to our strong financial and operational performance during the year, which exceeded our approved budget and operating plan for 2018 and the midpoint of full year guidance provided to the investment community in January 2018.

2016-2018 PBRSUs

In early 2016, the Compensation Committee granted our NEOs long-term performance-based incentive awards in the form of PBRSUs (the "2016-2018 PBRSUs") subject to a three-year performance period from January 1, 2016 to December 31, 2018. The performance measures were comprised of the compound annual growth rates of FX-Neutral Revenue and Free Cash Flow over the three-year performance period as equally-weighted measures, as further discussed under "Compensation Framework — Incentive (Performance-Based) Compensation for 2018 — Long-Term Incentive Components". Based on our financial results, the Compensation Committee determined in early 2019 that the achievement level of the 2016-2018 PBRSUs was 200% of target.

Key Compensation Policies and Practices

We are committed to maintaining strong governance standards with respect to our executive compensation program, policies, and practices. Consistent with this focus, we maintain the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

What We Do

Pay for Performance	✓	A substantial percentage of our NEOs' Target Total Direct Compensation is performance-based and tied to pre-established performance goals aligned with our short-term and long-term objectives.
Adherence to Rigorous Goals	✓	We use objective performance-based company goals in our annual and long-term incentive plans that we believe are rigorous and designed to incentivize and motivate NEO performance.

What We Do

Independent Compensation Consultant	✓	The Compensation Committee engages its own independent compensation consultant to advise on executive and non-employee director compensation matters.
Annual Compensation Peer Group Review	✓	The Compensation Committee, with the assistance of its compensation consultant, reviews the composition of our compensation peer group annually and makes adjustments to the composition of that peer group, if deemed appropriate based on our executive compensation philosophy and principles.
Annual Say-on-Pay Vote	✓	We conduct an annual advisory (non-binding) vote on the compensation of our NEOs (a "say-on-pay" vote). At our 2018 Annual Meeting, more than 88% of the votes cast on the say-on-pay proposal were voted in support of the 2017 compensation of our NEOs.
Investor Engagement	✓	In addition to conducting an annual say-on-pay vote, we are committed to ongoing engagement with our investors on executive compensation and governance matters. These engagement efforts take place through teleconferences, in-person meetings, and correspondence with our investors.
Annual Risk Assessment	✓	Based on our annual risk assessment, we have concluded that our compensation program does not present any risk that is reasonably likely to have a material adverse effect on PayPal.
Clawback Policy	✓	Each of our NEOs is subject to a clawback policy, which permits the Compensation Committee to require forfeiture or reimbursement of incentive compensation paid or awarded to the NEO in certain circumstances.
Robust Stock Ownership Guidelines	✓	Our stock ownership guidelines are designed to align the long-term interests of our NEOs and non-employee directors with those of our stockholders and promote the Company's commitment to sound corporate governance. Our guidelines require ownership of shares of PayPal common stock with a value equal to a multiple of base salary (6x for CEO and 3x for EVPs) or annual retainer (5x for non-employee directors) and include stock retention requirements for our executive officers until his or her requisite ownership level is reached.
Prohibition of Hedging and Pledging Transactions	✓	Our Insider Trading Policy prohibits all Board members, officers, and employees from entering into any hedging or monetization transactions relating to our securities, including the use of PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trading in any instrument relating to the future price of our securities. In addition, no Board member or executive officer may pledge our securities as collateral for loans.

What We Don't Do

No Excise Tax Gross-Ups on CIC Payments	X	We do not provide our NEOs with any excise tax gross-ups or other payment or reimbursement of excise taxes on severance or other payments in connection with a change in control of PayPal.
No "Single-Trigger" CIC Payments and Acceleration of Equity Awards	X	We do not make "single-trigger" change-in-control payments or maintain any plans that require single-trigger change-in-control acceleration of equity awards to our NEOs upon a change in control of PayPal.
No Tax Gross-Ups on Perquisites	X	We do not provide our NEOs with any tax gross-ups on perquisites, other than in limited circumstances for business-related relocations and international business travel-related benefits that are under our control, at our direction and deemed to benefit our business operations.
No Discounting of Stock Options or Repricing of Underwater Options	X	We expressly prohibit the discounting of stock options and the repricing of underwater stock options without stockholder approval under our equity compensation plan.
No Guaranteed Bonuses	X	Our annual incentive plan is entirely performance-based and our NEOs are not guaranteed any minimum levels of payment.

Compensation Framework
INCENTIVE (PERFORMANCE-BASED) COMPENSATION FOR 2018

When deciding the target amount and form of each element of compensation for each of our NEOs, the Compensation Committee considered the size and complexity of the NEO's position and business unit or function, as well as the following factors (the "Incentive Compensation Factors"):

- leadership;
- performance against financial performance measures;
- defining and executing against strategy and roadmaps for the business unit or function;
- achievements in advancing the Company's set of core values, centered on collaboration, innovation, wellness, and inclusion;
- organizational development, including hiring, development, and retention for the business unit or function;
- improving and supporting innovation and execution for the business unit or function;
- negotiating, closing, and integrating or implementing strategic transactions and partnerships; and
- achievement of strategic and operational objectives, and executing against budgets.

No specific weightings were assigned to these Incentive Compensation Factors, and individual performance was evaluated based on a holistic and subjective assessment of each individual NEO's performance against these factors.

Annual Incentive Plan
The 2018 AIP provided each of our NEOs with the opportunity to earn annual incentive compensation based on Company performance and individual performance.

The Compensation Committee believes that it is important to have our executives' annual incentives tied primarily to our overall performance, with individual compensation differentiated based on individual performance.

Target Incentive Amounts
The 2018 annual incentive target (expressed as a percentage of base salary) for each NEO was determined:
- with reference to the Compensation Committee's assessment of data from public filings of our compensation peer group companies and general industry data for comparable technology companies that were included in proprietary third-party compensation surveys (the specific identity of the respondents of which are not provided to the Compensation Committee or the Company);
- based on each NEO's position within the Company; and
- taking into account the Incentive Compensation Factors.

For 2018, the Compensation Committee did not make any changes to the target annual incentive opportunity percentages set for 2017 for each NEO. The following table sets forth the 2018 AIP target annual incentive opportunity (the "Target Incentive Amount") for each of our NEOs, expressed as a percentage of 2018 base salary and in dollars.

Name	Annual Incentive Target as Percentage of Base Salary	Target Incentive Amount ($)
Daniel H. Schulman	200%	2,000,000
John D. Rainey	100%	750,000
Gary J. Marino	100%	700,000
Louise Pentland	100%	750,000
William J. Ready	100%	750,000

Seventy-five percent (75%) of the Target Incentive Amount for each NEO was allocated to Company performance, with the remaining 25% allocated to individual performance.

The Company performance portion of the 2018 AIP was paid out in the form of PBRSUs with a one-year performance period (calendar year 2018). The PBRSUs were granted on February 15, 2018. The following table sets forth the Target Incentive Amount under the 2018 AIP for each of our NEOs; the Company performance portion is expressed as the target number of PBRSUs and the individual performance portion is expressed as the target cash amount.

Name	Target Incentive Amount ($)	Target PBRSUs[1] (75% of Target Incentive Amount) (In Shares)	Target Cash (25% of Target Incentive Amount) ($)
Daniel H. Schulman	2,000,000	18,826	500,000
John D. Rainey	750,000	7,060	187,500
Gary J. Marino	700,000	6,589	175,000
Louise Pentland	750,000	7,060	187,500
William J. Ready	750,000	7,060	187,500

[1] The target number of PBRSUs was determined by dividing (i) the value of the target award allocated to the Company performance portion by (ii) the average closing price of Company common stock for a period of 30 consecutive trading days prior to the grant date (the "Average Company Closing Price"). The PBRSUs were granted on February 15, 2018.

Company Performance Measures

In early 2018, the Compensation Committee set the Company performance measures under the 2018 AIP to create strong alignment between Company performance and NEO incentive payouts, as described in the following table:

Measure	Definition	Purpose
Revenue (50% Weighting)	Revenue, as reported in our Annual Report on Form 10-K.	The Compensation Committee believes that a Revenue threshold (or "gate") should be included to ensure that no incentive is paid if future income may be impaired by insufficient revenue growth. The Compensation Committee also included Revenue as one of the equally-weighted Company performance measures used to determine the payout with respect to the Company performance component because the Compensation Committee believes that top-line growth is an important factor in stockholder value creation. Revenue is also a key financial metric that the Company uses internally to measure its ongoing financial performance.
Non-GAAP Operating Margin (50% Weighting)	"Non-GAAP Operating Margin," as reported in our Annual Report on Form 10-K.	The Compensation Committee believes that Non-GAAP Operating Margin is a key measure of our short-term and intermediate-term performance because it measures profitability and reflects the degree of Revenue growth and expense management discipline of the Company and is a widely followed measure of core financial performance and business activities within our peer group. Non-GAAP Operating Margin is also a key financial metric that the Company uses internally to measure its ongoing financial performance.
Net New Actives ("NNAs")	Measures the net change in the number of organic active customer accounts compared to target. NNAs measurement excludes the impact of any mergers and acquisitions.	The Compensation Committee believes that measuring NNAs reinforces the critical importance of growing our customer base to build for the future.

The Compensation Committee determined that the 2018 AIP Funding Threshold (which must be achieved in order for the 2018 AIP to be funded) would be a minimum Revenue threshold of $14.18 billion. In addition, at least one of the minimum thresholds for Revenue and Non-GAAP Operating Margin would need to be met to trigger any payments under the Company performance component of the 2018 AIP. If the 2018 AIP Funding Threshold was met, Revenue and Non-GAAP Operating Margin would be applied as equally weighted Company performance measures for determining the payout of the Company performance component of the 2018 AIP, with the Company performance payment level ranging from a minimum level of 25% to a maximum level of 200%. The NNAs operational performance measure would serve as a modifier to adjust the Company performance payout one percentage point for each 2.5 million increase of NNAs above the target. The Company performance payment level may not exceed 200% of the target applicable to the Company performance component of the 2018 AIP. If the 2018 AIP Funding Threshold was met, 75% of the Target Incentive Amount would be determined based on our Revenue and Non-GAAP Operating Margin financial performance as measured against the pre-established performance levels, subject to the NNA modifier, and the remaining 25% of the Target Incentive Amount would be determined based on individual performance.

The table below shows the following with respect to the 2018 AIP Company performance measures:

- The threshold, target, and maximum performance levels established by the Compensation Committee. These performance levels were set in January 2018 based primarily on our approved budget and operating plan for the year, and the target levels were in line with full year guidance provided to the investment community in January 2018. Our 2018 AIP targets were rigorous and required performance better than 2017 actual performance, with the Revenue target 17% higher than 2017 actual performance and the Non-GAAP Operating Margin target four basis points higher than 2017 actual performance;
- The actual performance levels achieved in 2018; and
- The resulting Company Performance Score, defined as a payout percentage based on our performance as measured against the pre-established performance levels for the 2018 AIP.

Company Measure[1]	Threshold	Target	Maximum	2018 Actual	Percentage of Target Achieved[2]
Revenue[3]	$14.75	$15.25	$15.75	$15.45	140%
Non-GAAP Operating Margin	20.5%	21.5%	22.5%	21.7%	117%
Net New Actives		33		36	1%
Company Performance Score					130%

[1] Revenue numbers are shown in billions and NNAs shown in millions.
[2] For 2018, no adjustments were made to any of the performance measures.
[3] The 2018 AIP Funding Threshold was $14.18 billion.

Individual Performance Measures
To facilitate differentiation based on individual performance, 25% of the Target Incentive Amount for our NEOs was based on an individual performance score which could range from 0% to 200% (the "Individual Performance Score"). To determine each NEO's Individual Performance Score in early 2019, Mr. Schulman presented to the Compensation Committee his assessment of each NEO's individual performance during 2018, and the Compensation Committee assessed Mr. Schulman's individual performance during 2018, in each case, with respect to one or more individual performance factors (collectively, the "Performance Factors").

The Performance Factors related specifically to each NEO's job function and generally encompassed the following items for each NEO:

NEO	Performance Factors
Daniel H. Schulman	• Provided strategic leadership and oversaw key strategic partnerships and corporate transactions. • Led PayPal through a strong year of financial performance. • Led a comprehensive strategic review of PayPal's business portfolio that resulted in the acquisitions of Hyperwallet, iZettle, Jetlore, and Simility, which were announced and completed in calendar year 2018. • Continued to deepen and strengthen PayPal's mission and vision to be a true Customer Champion and support customer choice. • Continued implementation of a set of values and core beliefs for PayPal to drive cultural change and create an environment centered on collaboration, innovation, wellness, and inclusion.
John D. Rainey	• Led PayPal's financial reporting, analysis, and planning organization, including overseeing PayPal's internal controls over financial reporting. • Expanded role to lead the new Global Customer Operations organization, consisting of the customer services and operations functions in a complex customer-facing organization. • Continued to implement programs and processes to facilitate cost savings and operational efficiencies across the business. • Executed financial plans designed to meet or exceed growth, margin, and cash flow targets. • Successfully managed corporate capital allocation decisions consistent with creation of stockholder value. • Maintained high level of integrity over financial reporting and led efforts to further enhance control environment. • Led effective Investor Relations activities, including 2018 Investor Day.
Gary J. Marino	• Led the transformation of our sales and marketing organization from a regional design to global sales and marketing and customer segments teams, with overall responsibility for all front-end activities for our businesses worldwide. • Delivered significant top-tier growth and expansion in high growth markets. • Oversaw PayPal's marketing strategy and provided leadership on brand expansion strategies.
Louise Pentland	• Led Business Affairs function, which includes legal and global human resources, and the Corporate Affairs function, comprised of communications, government relations, and social innovation. • Drove achievements and advancements of Company core cultural values, centered on diversity and inclusion, oversaw the development of ESG strategy and reporting, and drove enterprise-wide corporate governance initiatives to reflect best practices. • Led enterprise-wide organizational transformations of business affairs and human resources. • Provided distinctive leadership and judgment in ongoing litigation strategy, mergers and acquisitions, and business matters.
William J. Ready	• Led the expansion of PayPal's value proposition through product innovation, which led to significantly higher adoption of PayPal experiences. • Enhanced end-to-end customer experience through the rollout of product innovations and initiatives to drive efficiencies. • Led enhancement of our business intelligence capabilities and products, including the globalization of One Touch. • Drove significant cost savings initiatives while maintaining high levels of customer satisfaction through supporting customer choice and being a true Customer Champion. • Led product strategy as a core competency of the business.

In determining the Individual Performance Score for each NEO, Mr. Schulman and the Compensation Committee did not place specific weightings on the Performance Factors, and instead performed a holistic and subjective assessment of each individual NEO's Performance Factors, taking into account the relative importance to us of each Performance Factor. Mr. Schulman recommended to the Compensation Committee each NEO's Individual Performance Score other than his own.

After considering Mr. Schulman's recommendations regarding the other NEOs' Individual Performance Scores, reviewing each individual's performance with respect to the Performance Factors, and considering its own observations and assessments of each NEO's and the Company's performance, the Compensation Committee made a final determination, in its sole discretion, as to the Individual Performance Score for each NEO. The Compensation Committee approved an Individual Performance Score of 175%, as recommended by Mr. Schulman, for each of Messrs. Rainey, Marino, and Ready and Ms. Pentland. For Mr. Schulman, the Compensation Committee approved an Individual Performance Score of 175%.

2018 AIP Payment

The actual amount of an NEO's 2018 AIP award was determined by the following formula:

2018 AIP


Base Salary
X
Target Incentive %
X
Company Performance 75% Weight
Revenue
0-200% Payout
Non-GAAP Operating Margin
0-200% Payout
Net New Actives
+1% for every 2.5 million increase of NNAs above target
CAPPED AT 200%
+
Individual Performance
25% Weight
0-200% Payout
=
2018 AIP Payout

The following table shows the 2018 AIP PBRSU Payout (in shares of Company common stock) and the 2018 AIP Cash Payout (in dollars) for each NEO.

NEO	Target PBRSUs (75% of Target Incentive Amount) (in Shares)	x	75% (Company Performance Score)	=	(a) 2018 AIP PBRSU Payout (in Shares)[1]	+	Target Cash (25% of Target Incentive Amount) ($)	x	25% (Individual Performance Score)	=	(b) 2018 AIP Cash Payout ($)
Daniel H. Schulman	18,826		130%		24,474		500,000		175%		875,000
John D. Rainey	7,060		130%		9,178		187,500		175%		328,125
Gary J. Marino	6,589		130%		8,566		175,000		175%		306,250
Louise Pentland	7,060		130%		9,178		187,500		175%		328,125
William J. Ready	7,060		130%		9,178		187,500		175%		328,125

[1] The PBRSUs vested on February 15, 2019 based on the Company Performance Score of 130%.

Long-Term Incentive Components

Long-Term Incentive Award Type and Annual Target Value

In making its determination on the long-term incentive ("LTI") annual target value for 2018, the Compensation Committee set equity award guidelines and target levels of individual awards by position based on the following:

- equity compensation practices of technology companies in our compensation peer group, as disclosed in their public filings (see "Other Compensation Practices and Policies – Our Compensation Peer Group" below for our 2018 peer group) and in proprietary third-party compensation surveys (the specific identity of the respondents of which are not provided to the Compensation Committee or the Company);
- individual performance and potential;
- the Incentive Compensation Factors;
- expansion of scope of role and responsibilities; and
- the need to retain individuals in a highly competitive market for proven executive talent and based on their prospective contributions to the Company.

Based on these guidelines, the Compensation Committee approved the following annual target values (in dollars) for the 2018 LTI awards for each NEO:

NEO	2018 LTI Grant Value ($)
Daniel H. Schulman[1]	18,000,000
John D. Rainey[2]	8,000,000
Gary J. Marino[3]	7,000,000
Louise Pentland[4]	8,000,000
William J. Ready	8,000,000

[1] For 2018, the Compensation Committee approved increasing Mr. Schulman's LTI annual target value due in part to his pay relative to the competitive compensation data and his leadership of the Company and resulting Company performance.
[2] Mr. Rainey's LTI annual target value increased from 2017 due to the expansion of his role and responsibilities, which included assuming the role of leading the global customer services operations functions; the design and execution of financial plans designed to meet or exceed growth, operating margin, and cash flow targets and the resulting Company performance; and his pay relative to internal and external peers.
[3] Mr. Marino's LTI annual target value increased from 2017 due to the expansion of his role and responsibilities, which included assuming the role of leading the global sales and marketing team and a newly-created global customer segments team, with associated global responsibilities for all front-end activities for our businesses worldwide, and his pay relative to internal and external peers.
[4] Ms. Pentland's LTI annual target value increased from 2017 due to her pay relative to internal and external peers.

Once the annual target values for the 2018 LTI awards were set for each NEO, the grant value was allocated equally between PBRSUs and service-based restricted stock units ("RSUs").



2018

Annual Vesting over Three Years

50% RSUs

50% PBRSUs

Three-Year Performance Period

The table below shows the resulting number of shares of Company common stock subject to the 2018 LTI target PBRSUs and RSUs:

NEO	2018 Target PBRSUs[1]	2018 RSUs[1]
Daniel H. Schulman	113,173	113,173
John D. Rainey	50,300	50,300
Gary J. Marino	44,012	44,012
Louise Pentland	50,300	50,300
William J. Ready	50,300	50,300

[1] The number of RSUs and target number of PBRSUs granted were determined by dividing the value of the award by the Average Company Closing Price. The RSUs and PBRSUs were granted on March 1, 2018.

The following describes the two components of our 2018 LTI program: PBRSUs and RSUs.

Performance-Based Restricted Stock Units (PBRSUs)

In January 2018, the Compensation Committee approved the structure for the PBRSUs granted in 2018. To emphasize the importance of long-term, sustained strategic growth, the Compensation Committee approved a three-year performance period from January 1, 2018 through December 31, 2020, with each award to be settled for the number of shares of Company common stock earned pursuant to the award following the end of the performance period, subject to the Compensation Committee's approval of the level of achievement against the pre-established target levels for the selected performance measures (the "2018-2020 PBRSUs").

Performance Measures and Rationales

The Compensation Committee approved the 2018-2020 PBRSU performance measures, which are the CAGR of FX-Neutral Revenue and Free Cash Flow over the three-year performance period from January 1, 2018 to December 31, 2020, as equally-weighted measures. The Compensation Committee believes that measuring CAGR over the three-year performance period is an appropriate performance measure as it is aligned with our long-term goal of growing our revenue and free cash flow.

The following table summarizes the performance measures for the 2018-2020 PBRSUs and the Compensation Committee's rationale for their selection:

Measure/Weighting	Definition	Purpose
FX-Neutral Revenue CAGR (50% weighting)	Calculated on a fixed foreign exchange basis (referred to as "FX-Neutral").	The Compensation Committee believes that the FX-Neutral Revenue measure should be used to help ensure that our executive officers are accountable for driving profitable growth while making appropriate tradeoffs between investments that increase future revenue growth and operating expense.
Free Cash Flow CAGR (50% weighting)	"Free Cash Flow" is defined as "Net cash provided by operating activities" less "Property and equipment, net" as reported in our Annual Report on Form 10-K for each year during the performance period.	The Compensation Committee believes that the Free Cash Flow measure should be used to reinforce the importance of the cash generation capability of the business necessary to finance its continued growth and investment requirements, while positioning us to take advantage of inorganic growth opportunities.

PBRSU Mechanics and Targets

The targets established for the three-year performance period were set at a level consistent with the medium-term outlook provided to the investment community. When the Compensation Committee set the target levels for the 2018-2020 PBRSUs, they were intended to be challenging but attainable, and to provide appropriate incentives for our executive officers to continue to grow our business. The Compensation Committee believes that achievement of maximum performance against the target levels would require sustained exceptional performance over the performance period.

While the performance targets for ongoing performance periods are not disclosed for competitive reasons, performance targets and achievement levels for our first full three-year PBRSU period are disclosed below.

To earn any of the shares of PayPal common stock subject to the 2018-2020 PBRSUs, at least one of the FX-Neutral Revenue CAGR or Free Cash Flow CAGR performance thresholds must be met. Each of the performance thresholds for FX-Neutral Revenue CAGR and Free Cash Flow CAGR is independent, and if either threshold is met, the award is earnable with respect to that performance measure based on the percentages shown in the table below. If the performance threshold for either FX-Neutral Revenue CAGR or Free Cash Flow CAGR is not met, there is no payment attributable to that performance measure.

The following chart shows the minimum, target, and maximum vesting levels for FX-Neutral Revenue CAGR and Free Cash Flow CAGR. Linear interpolation applies to performance between threshold, target, and maximum levels, with no funding for performance below the threshold level.

	Threshold	Target	Maximum
FX-Neutral Revenue CAGR (50% weighting)	50% Payout	100% Payout	200% Payout
Free Cash Flow CAGR (50% weighting)	50% Payout	100% Payout	200% Payout

Settlement of Previously Awarded 2016-2018 PBRSUs

In early 2016, the Compensation Committee approved the performance measures and target levels for the 2016-2018 PBRSUs, which have the same structure as the 2018-2020 PBRSUs. The 2016-2018 PBRSUs are earned based on the CAGRs of FX-Neutral Revenue and Free Cash Flow over the three-year performance period from January 1, 2016 to December 31, 2018, as equally weighted measures. To earn any of the shares of PayPal common stock subject to the 2016-2018 PBRSUs, at least one of the FX-Neutral Revenue CAGR or Free Cash Flow CAGR performance thresholds must be met. Each of the performance thresholds for FX-Neutral Revenue CAGR and Free Cash Flow CAGR is independent, and if either threshold is met, the award is earnable with respect to that performance measure.

The following chart shows the minimum, target, and maximum vesting levels for FX-Neutral Revenue CAGR and Free Cash Flow CAGR set by the Compensation Committee at the beginning of the 2016-2018 performance period, the actual results for each measure, and the corresponding percentage of target achieved.

Measure	Threshold	Target	Maximum	Actual[1]	Percentage of Target Achieved
Target Payout Percentage	50%	100%	200%		
FX-Neutral Revenue CAGR	12%	15%	18%	20%	200%
Free Cash Flow CAGR	12%	15%	18%	37%	200%

[1] For the 2016-2018 PBRSUs, no adjustments were made to FX-Neutral Revenue or Free Cash Flow.

The following table shows the number of shares earned and vested pursuant to the 2016-2018 PBRSUs for each NEO.

NEO	Target PBRSUs (in Shares)	x	Percentage of Target Achieved	=	Number of Shares Earned
Daniel H. Schulman	178,469		200%		356,938
John D. Rainey	54,914		200%		109,828
Gary J. Marino	41,186		200%		82,372
Louise Pentland	54,914		200%		109,828
William J. Ready	61,778		200%		123,556

Restricted Stock Units

Our 2018 LTI awards also included service-based RSUs with a three-year annual vesting schedule, which aligns the vesting period of the RSUs with the three-year performance period of the 2018-2020 PBRSUs granted in 2018. Service-based RSUs have value regardless of whether our stock price increases or decreases and therefore help to secure and retain executive officers and provide an appropriate incentive to remain with us during the vesting period.

CEO PSU Award

In addition to the annual long-term incentive award, in 2018 the Compensation Committee granted a performance-based equity award to Mr. Schulman which will be earned only if meaningful and sustained stock price performance targets are achieved during a five-year performance period. This award is consistent with PayPal's "pay for performance" philosophy to further incentivize Mr. Schulman to drive long-term stockholder value creation. The CEO PSU Award has longer vesting periods than PayPal's annual long-term incentive awards, further emphasizing the desire to align Mr. Schulman's interests with those of stockholders over the longer-term.

The Compensation Committee considered the following factors as it contemplated Mr. Schulman's executive compensation in early 2018:

- **The instrumental role that Mr. Schulman continues to play in PayPal's strategic transformation**, including by:
  - Expanding the Company's value proposition following its separation from eBay and becoming an independent public company in July 2015
  - Empowering customer choice
  - Actively partnering within the ecosystem with credit card networks, financial institutions, and technology companies
  - Increasing PayPal's addressable market
  - Transforming PayPal from a payments button to an open payments platform
- **PayPal's strong financial and operational performance under Mr. Schulman's leadership**, including strong growth in both revenue and earnings, as well as payment volume, net new active accounts, and engagement
- **Mr. Schulman is uniquely qualified to lead PayPal** given his:
  - Deep expertise in payments, mobile technology, innovation, and regulatory and cybersecurity matters
  - Leadership experience and vision in growing large, complex businesses
  - Experience transforming financial services, while driving cultural change and instilling a values-based environment that champions diversity and inclusion
- **Employee retention is one of our core business risks and competition for proven CEO talent is particularly intense.** The Compensation Committee believed Mr. Schulman's leadership would enable PayPal to continue to execute on its multi-year strategic plan and deliver sustainable, long-term growth
- **An award based on meaningful stock price targets over a five-year period was consistent with PayPal's "pay for performance" philosophy** and:
  - Complements PayPal's existing executive compensation program
  - Further incentivizes Mr. Schulman to drive stockholder value creation over a longer time frame
  - Helps ensure that Mr. Schulman's interests are aligned with those of long-term stockholders

- Aligns with the Board's stretch share price performance goals for Mr. Schulman that were not directly addressed in the core compensation program, because the Compensation Committee believed that as the CEO and leader of PayPal's strategic transformation, Mr. Schulman was uniquely positioned to directly affect our share price with his performance and execution of his strategic vision for PayPal

- **The importance of implementing appropriate stockholder-friendly safeguards in the design of any award outside of our standard annual long-term incentive program**.

PayPal has performed extremely well since becoming an independent public company in July 2015 both on an absolute basis and relative to the broader market. Around the time the CEO PSU Award was granted, PayPal's stock price was at its highest since becoming an independent public company. In a broader market context, the Board recognized that the grant was being made during the longest bull market in history for the S&P 500 Index, and that the market environment could change, putting increased pressure on share price. Achievement of the stretch performance goals established under the CEO PSU Award will require sustaining PayPal's strong performance over the next several years and continuing to grow and create stockholder value over the long term.

Stock Price Performance from Separation (in 2015) to CEO PSU Award Grant Date[1]



[1] Reflects stock price performance from July 20, 2015 (the first day of "regular way" trading as an independent public company to March 29, 2018 (the last trading day immediately prior to the grant date of April 1, 2018 for the CEO PSU Award).

[2] Peer group figure presented is a market cap weighted index value; peers include companies listed on page 60.

	Form of Payment	Performance Period	Performance Alignment	Objectives
CEO PSU Award	PSUs (100%)	Five years	• Awards granted when the average closing stock price for the 90 trading days prior to grant date was $77.84 • 50% earned if PayPal achieves a 90-trading day average closing stock price target of $105, approximately 38% increase over the price at grant date • 50% earned if PayPal achieves a 90-trading day average closing stock price target of $125, approximately 65% increase over the price at grant date • Backloaded vesting, with earned awards vesting on the third, fourth, and fifth anniversaries of grant date; no vesting if goals are not met • Earned shares generally required to be held until the fifth anniversary of the grant date	• Serve as a complement to PayPal's existing executive compensation program, recognizing that compensation outside of a standard incentive program should be carefully designed with appropriate stockholder-friendly safeguards • Incentivize stockholder value creation over a longer time frame than under our standard incentive program • Closely align Mr. Schulman's interests with those of long-term stockholders • Require more significant performance results for Mr. Schulman to earn the award • Address risks associated with a highly competitive market for proven executive talent

The Compensation Committee worked closely with its independent compensation consultant to design the CEO PSU Award for Mr. Schulman, which was granted in April 2018. Below is a summary of the key details and features of the CEO PSU Award:

- The CEO PSU Award was granted with a grant date fair value of $16 million.
- The CEO PSU Award features an extended five-year performance period:
  - 50% of the shares subject to the CEO PSU Award may be earned if PayPal achieves a stock price target of $105 based on a 90-trading day average closing price;
  - The remaining 50% of the shares subject to the award may be earned if PayPal achieves a stock price target of $125 based on a 90-trading day average closing price.
- The CEO PSU Award features backloaded vesting.
  - If any portion of the award is earned before the third anniversary of the grant date, the earned award will vest ratably on the third, fourth, and fifth anniversaries of the grant date, subject to Mr. Schulman's continued service through the applicable vesting date.
  - Any portion of the award earned after the third anniversary of the grant date but before the fourth anniversary of the grant date will vest one-third on the date such portion is earned, and one-third on each of the fourth and fifth anniversaries of the grant date.
  - Two-thirds of any portion of the CEO PSU Award that is earned after the fourth anniversary of the grant date will vest on the date such portion is earned, with the remaining one-third vesting on the fifth anniversary of the grant date;
- Earned and vested shares under the CEO PSU Award are generally required to be held until the fifth anniversary of the grant date.
- The award is subject to forfeiture if the stock price targets are not met over the performance period (see footnote 5 to the table under the "Potential Payments Upon Termination or Change in Control" below for a description of the treatment of the CEO PSU Award upon a termination of employment or change in control).

OTHER COMPENSATION ELEMENTS
Base Salary
At the beginning of each year, the Compensation Committee meets to review and approve each executive officer's base salary for the year after considering competitive market data and the individual factors described below. For 2018, the Compensation Committee assessed competitive market data on base salaries from public filings of our compensation peer group companies and

general industry data for comparable technology and financial companies that are included in proprietary third-party compensation surveys (the specific identity of the respondents was not provided to the Compensation Committee or the Company). The Compensation Committee also considered individual factors such as individual performance, levels of responsibility, breadth of knowledge, and prior experience in its evaluation of base salary adjustments.

Based on this review, the Compensation Committee determined that Messrs. Rainey, Marino, and Ready and Ms. Pentland would receive an increase in base salary for 2018, as shown below:

NEO	Base Salary for 2017 ($)	Base Salary for 2018 ($)
Daniel H. Schulman	1,000,000	1,000,000
John D. Rainey[1]	650,000	750,000
Gary J. Marino[2]	550,000	700,000
Louise Pentland[3]	625,000	750,000
William J. Ready[4]	650,000	750,000

[1] For 2018, the Compensation Committee increased Mr. Rainey's annual base salary due to the expansion of his role and responsibilities, which includes assuming the role of leading the global customer services operations functions; the design and execution of financial plans designed to meet or exceed growth, operating margin, and cash flow targets; his performance; and his pay relative to internal and external peers.

[2] For 2018, the Compensation Committee increased Mr. Marino's annual base salary due to the expansion of his role and responsibilities, which included assuming the role of leading the global sales and marketing team and a newly-created global customer segments team, with associated global responsibilities for all front-end activities for our businesses worldwide; his performance; and his pay relative to internal and external peers.

[3] For 2018, the Compensation Committee increased Ms. Pentland's annual base salary due to her performance and her pay relative to internal and external peers.

[4] For 2018, the Compensation Committee increased Mr. Ready's annual base salary due to his performance and his pay relative to internal and external peers.

Deferred Compensation

The PayPal Holdings, Inc. Deferred Compensation Plan ("DCP"), our non-qualified deferred compensation plan, provides our U.S.-based executive officers the opportunity to defer compensation in excess of the amounts that are legally permitted to be deferred under our tax-qualified 401(k) savings plan (the "401(k) Plan"). Each of the 401(k) Plan and the DCP allow participants to set aside tax-deferred amounts. The Compensation Committee believes the opportunity to defer compensation is a competitive benefit that enhances our ability to attract and retain talented executives while building plan participants' long-term commitment to the Company. The investment return on the deferred amounts is linked to the performance of a range of market-based investment choices made available pursuant to the DCP. None of our NEOs participated in or had a balance in the DCP during 2018.

Other Benefits

Perquisites

We provide certain executive officers with perquisites and other personal benefits that the Compensation Committee believes are reasonable and consistent with our overall executive compensation program and philosophy. These benefits are provided to help us attract and retain these executive officers. The Compensation Committee periodically reviews the levels of these benefits provided to our executive officers. In 2018, we offered the following perquisites to our NEOs:

CEO Security Program We maintain a comprehensive security policy, and as a component of this policy, we may determine that in certain circumstances, certain executives should be required to have personal security protection. Because of the high visibility of the Company, the Compensation Committee authorized a CEO Security Program for Mr. Schulman to address safety concerns, which include specific threats to his safety arising directly as a result of his position as our President and CEO. We paid for the initial procurement, installation, and maintenance of personal residential security measures for Mr. Schulman and for the costs of security personnel during personal travel in a location in which he may be a particular target of criminal activity. In addition, the Compensation Committee approved Mr. Schulman's use of our corporate aircraft for personal travel in connection with his overall security program.

We require that the executive accept such personal security protection because we believe it is in the best interests of the Company and its stockholders that the executive not be vulnerable to security threats to the executive or members of his or her family. We believe that the costs of this overall security program are reasonable, appropriate, and for the Company's benefit. Although we do not consider Mr. Schulman's overall security program to be a perquisite for his benefit for the reasons described above, the costs related to personal residential security measures for Mr. Schulman at his residence and during personal travel, as well as the costs of our corporate aircraft (or a substitute aircraft when our corporate aircraft is unavailable due to maintenance) for personal travel pursuant to his overall security program, are reported in the "All Other Compensation" column in the 2018 Summary Compensation Table below.

Severance and Change in Control Provisions

Each of the NEOs is eligible to receive payments and benefits in the event of a termination of employment, including a termination of employment in connection with a change in control of the Company (the "Executive Severance Provisions"), either through specific provisions included in individual agreements with the Company or substantially similar provisions provided under our SVP and Above Standard Severance Plan and Change in Control Severance Plan for Key Employees. Under the Executive Severance Provisions, an NEO is eligible to receive payments and benefits in the event of certain terminations of employment, including without limitation, a termination of employment by the Company without cause or by the executive for good reason. No payments or benefits are provided under the Executive Severance Provisions if there is a change in control of the Company without an accompanying qualifying termination of employment (i.e., we do not provide any "single-trigger" payments). We do not provide any of the NEOs with excise tax "gross-ups" or other similar payments.

The Compensation Committee believes that these Executive Severance Provisions are essential to fulfill our objective to recruit, retain, and develop key, high-quality management talent in the competitive market because these arrangements provide reasonable protection to the executive officer in the event that he or she is not retained under specific circumstances. Further, the Executive Severance Provisions are intended to facilitate changes in the leadership team by setting terms for the termination of the employment of an NEO in advance, thus allowing a smooth transition of responsibilities when it is deemed to be in the best interest of the Company. The change in control provisions in the Executive Severance Provisions are intended to allow executives to focus their attention on our business operations in the face of the potentially disruptive impact of a proposed change-in-control transaction, to assess takeover bids objectively without regard to the potential impact on their individual job security, and to allow for a smooth transition in the event of a change in control of the Company. These factors are especially important in light of the executives' key leadership roles.

See "Potential Payments Upon Termination or Change in Control" below for a description of these arrangements and estimated payments and benefits payable under the Executive Severance Provisions.

Other Compensation Practices and Policies

ROLES AND RESPONSIBILITIES

Compensation Committee

Our executive compensation program is designed and administered under the direction and control of the Compensation Committee. The Compensation Committee, which is comprised solely of independent directors, reviews and approves our overall executive compensation program, policies, and practices and sets the compensation of our executive officers, including our NEOs.

Compensation Consultant

The Compensation Committee's independent compensation consultant provides the Compensation Committee with advice and resources to help it assess the effectiveness of our executive compensation strategy and program. This compensation consultant reports directly to the Compensation Committee, and the Compensation Committee has the sole power to terminate or replace the consultant at any time. In 2018, Compensia served as the Compensation Committee's independent compensation consultant.

As part of Compensia's engagement, the Compensation Committee directed Compensia to work with members of management to obtain the information necessary for management to formulate recommendations to the Compensation Committee, which recommendations are evaluated by Compensia. Compensia also meets with the Compensation Committee during its regular meetings, in executive session with no members of management present, and with the Compensation Committee chair and Compensation Committee members outside of its regular meetings.

As part of its engagement in 2018, Compensia provided an environmental scan of executive compensation, evaluated our compensation peer group composition, evaluated cash and equity compensation levels at our compensation peer group companies for our executive officers, reviewed proposed compensation adjustments, advised on the framework for our annual and long-term incentive awards, assessed executive perquisites relative to peer and broader market practices, and reviewed the compensation of our non-employee directors. Compensia did not provide any other services to us in 2018.

The Compensation Committee recognizes that it is essential to receive objective advice from its compensation consultant. To that end, the Compensation Committee closely examines the procedures and safeguards of its compensation consultant to ensure that its services are objective. The Compensation Committee has assessed the independence of Compensia pursuant to SEC rules and concluded that its work for the Compensation Committee does not raise any conflict of interest.

CEO and the Human Resources Department

The Compensation Committee works with members of our management team, including our CEO and our Vice President, Global Rewards, to formulate the specific plan and award designs, including performance measures and performance levels, necessary to align our executive compensation program with our business objectives and strategies.

Our CEO reviews with the Compensation Committee his performance evaluations of each of our other NEOs and his recommendations regarding base salary adjustments, annual incentive awards, and long-term incentives to ensure that the Compensation Committee's decisions consider our corporate financial and operational results as well as individual performance. The Compensation Committee makes all final decisions regarding the compensation of our NEOs.

While certain members of management attended the meetings of the Compensation Committee in 2018 upon invitation, they did not attend executive sessions of the meetings nor did they attend the portion of Compensation Committee meetings during which their own compensation was discussed.

OUR COMPENSATION PEER GROUP

In deciding whether a company should be included in our compensation peer group, the Compensation Committee generally considers the following screening criteria:

- revenue;
- market capitalization;
- historical growth rates;
- primary line of business;
- whether the company has a recognizable and well-regarded brand; and
- whether we compete with the company for talent, particularly in the competitive Bay Area talent market.

For each member of the peer group, one or more of the factors listed above was relevant for inclusion in the group, and similarly, one or more of these factors may not have been relevant for inclusion in the group. Some of our compensation peer group members may be significantly larger than the Company in terms of revenue or market capitalization; the Compensation Committee has determined to include such companies in the peer group primarily because the Company competes with them for talent, particularly in the competitive Bay Area talent market.

Our compensation peer group is comprised of technology companies and financial companies. This is intended to provide the Compensation Committee with insight into the differences across these two sectors in which we generally compete for executive talent. Our compensation peer group for 2018 is composed of 12 technology companies, which generally reflect the companies with which we directly compete for talent, and eight financial companies, which generally reflect the companies with which we both compete for talent and more closely compare our financial performance.

For 2018, there were no changes from our 2017 compensation peer group.



PEER GROUP COMPANIES

Adobe Systems Incorporated
Alphabet Inc. (Google Inc.)
Amazon.com, Inc.
American Express Company
Apple Inc.
Discover Financial Services
Facebook, Inc.
First Data Corporation
Global Payments Inc.
Intuit Inc.
MasterCard Incorporated
Netflix, Inc.
Oracle Corporation
Salesforce.com, Inc.
Square, Inc.
Symantec Corporation
The Western Union Company
Twitter, Inc.
Visa Inc.
Worldpay, Inc. (Vantiv, Inc.)

■ **Technology Companies**   ■ **Financial Companies**

In considering our executive compensation program for 2018 and going forward, the Compensation Committee considered the compensation programs of our compensation peer group as well as our goals of rewarding performance and retaining core top talent. We compare our performance against the performance of a group of companies with relatively comparable business models. Our executive compensation program is generally designed to roughly parallel the programs of members of our compensation peer group because employees have historically been recruited by these competitors and we compete against them for talent.

STOCK OWNERSHIP GUIDELINES

Our Board has adopted robust stock ownership guidelines to more closely align the interests of our non-employee directors and executive officers with the long-term interests of our stockholders. Under these guidelines, our executive officers are required to achieve ownership of our common stock valued at the following multiple of their annual base salary, as applicable:

* CEO — six times base salary
* EVPs — three times base salary

It is expected that each executive officer will meet his or her applicable guideline level within five years of his or her appointment to his or her position, and are expected to continuously own sufficient shares to meet the guideline level once attained for as long as he or she remains an executive officer.

Prior to our executive officers satisfying their applicable guideline level, they are required to retain an amount equal to 25% of the net shares of our common stock received as the result of the exercise, vesting, or payment of any equity awards granted to them.

Our non-employee directors are also subject to our stock ownership guidelines. The guideline level for each non-employee director is five times his or her annual retainer (not including any additional retainer paid as a result of service as a Board chair, lead independent director, committee chair, or committee member). Our non-employee directors are required to satisfy their guideline level within five years of joining the Board, and are expected to continuously own sufficient shares to meet their guideline level once attained for as long as they remain a Board member.

Shares that count towards satisfaction of the stock ownership guidelines for our non-employee directors and executive officers include the following:

- shares owned outright by the director or executive officer, or his or her immediate family members residing in the same household;
- shares held in trust for the benefit of the director or executive officer, or his or her immediate family members; and
- deferred shares and vested deferred stock units, deferred restricted stock units, or deferred performance stock units that may only be settled in shares of our common stock.

Each NEO and non-employee director was in compliance with our stock ownership guidelines in 2018. Our stock ownership guidelines are available on our Investor Relations website at https://investor.paypal-corp.com/corporate-governance.cfm.

HEDGING AND PLEDGING POLICY

Our insider trading policy prohibits all Board members, officers, and employees from entering into any hedging or monetization transactions relating to our securities, including the use of PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trading in any instrument relating to the future price of our securities, such as a put or call option, futures contract, short sale (including a short sale "against the box"), collar, or other derivative security. Our policy also prohibits all Board members and executive officers from pledging our common stock as collateral for loans.

CLAWBACK POLICY

We have a clawback policy that covers our NEOs and other officers in a vice president or more senior position (who we refer to as "covered employees"). The clawback policy applies to incentive compensation (including cash or equity-based awards) paid or awarded to any covered employee while he or she is a covered employee. The occurrence of the following events will trigger the policy:

- a covered employee materially violates our Code of Business Conduct;
- a covered employee causes material financial or reputational harm to the Company; or
- a material restatement of all or a portion of our financial statements that is caused by a supervisory or other failure by a covered employee in a senior vice president (or more senior) position or a covered employee who is a vice president in the Company's finance function.

The clawback policy provides that the Compensation Committee will determine in its discretion whether any of the above triggering events has occurred, and if so, whether to require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy based on the facts and circumstances. The forfeiture and/or repayment may include all or any portion of the following:

- any incentive compensation that is greater than the amount that would have been paid to the covered employee had the covered event been known;
- any outstanding or unpaid incentive compensation, whether vested or unvested, that was awarded to the covered employee; and
- any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the 12-month period preceding the date on which we had actual knowledge of the triggering event or the full impact of the triggering event was known (or such longer period of time as may be required by any applicable statute or government regulation).

TAX AND ACCOUNTING CONSIDERATIONS

Section 162(m) of the Internal Revenue Code ("Section 162(m)") generally limits tax deductibility of compensation paid by a public company to its chief executive officer and certain other executive officers in any year to $1 million in the year compensation becomes taxable to the executive officer. Prior to the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), certain compensation was exempt from this deduction limit to the extent it met the requirements to be considered "qualified performance-based compensation" as previously defined in Section 162(m). The Tax Act eliminated that exemption and expanded the scope of persons covered by the limitations on deductibility under Section 162(m). The new rules generally apply to taxable years beginning after December 31, 2017, but provide an exception for compensation provided pursuant to a written binding contract in effect on November 2, 2017 that is not modified in any material respect after that date. Although the Compensation Committee has historically used the requirements of Section 162(m) as a guideline, deductibility is not the sole factor it considers in assessing the appropriate levels and types of executive compensation. Accordingly, the Compensation Committee will continue to take into account the tax implications, including in light of Section 162(m), as amended, when making executive compensation decisions, but expressly retains the full discretion to forgo deductibility when it believes doing so is in our and our stockholders' best interests.

We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense for share-based payments, including stock options, restricted stock units, performance-based restricted stock units, shares of Company common stock, and other forms of equity compensation. The Compensation Committee has taken into account the impact of FASB ASC Topic 718 in determining to use a portfolio approach to our equity awards.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on its review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's 2018 Annual Report on Form 10-K.

The Compensation Committee of the Board

David W. Dorman (Chairman)
Wences Casares
Jonathan Christodoro
Gail J. McGovern

Compensation Tables

2018 Summary Compensation Table

The following table summarizes the total compensation earned by each of our named executive officers, or NEOs, for the fiscal year ended December 31, 2018 and, to the extent required under the SEC executive compensation disclosure rules, the fiscal years ended December 31, 2017 and December 31, 2016.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation[2] ($) (g)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (h)	All Other Compensation[3] ($) (i)	Total ($)
Daniel H. Schulman President and Chief Executive Officer	2018	1,000,000	—	35,275,516	—	875,000	—	614,072	37,764,588
	2017	1,000,000	—	16,976,017	—	1,000,000	—	242,617	19,218,634
	2016	1,000,000	—	13,453,388	—	3,140,000	—	1,340,953	18,934,341
John D. Rainey Chief Financial Officer and Executive Vice President, Global Customer Operations	2018	721,154	—	8,463,911	—	328,125	—	11,000	9,524,190
	2017	650,000	—	5,645,887	—	325,000	—	2,010,800	8,631,687
	2016	650,000	—	4,139,520	—	979,875	—	4,165,313	9,934,708
Gary J. Marino[4] Former Executive Vice President, Chief Commercial Officer	2018	656,731	—	7,438,060		306,250	—	11,000	8,412,041
	2017	550,000	—	6,598,408	—	240,625	—	10,800	7,399,833
Louise Pentland Executive Vice President, Chief Business Affairs and Legal Officer	2018	713,942	—	8,463,911	—	328,125	—	11,000	9,516,978
	2017	625,000	—	5,626,669	—	312,500	—	10,800	6,574,969
	2016	620,846	—	4,139,520	—	935,926	—	41,232	5,737,524
William J. Ready Executive Vice President, Chief Operating Officer	2018	721,154	—	8,463,911	—	328,125	—	11,000	9,524,190
	2017	650,000	—	25,202,553	—	325,000	—	10,800	26,188,353
	2016	580,000	—	4,656,955	—	910,600	—	10,600	6,158,155

[1] Amounts shown represent the grant date fair value of RSUs and PBRSUs granted (including PBRSUs granted under the Company's annual incentive plan for 2018 (the "2018 AIP")) to each of our NEOs as computed in accordance with FASB ASC Topic 718. The grant date fair value of RSUs is determined using the fair value of the underlying common stock on the grant date. The assumptions used by the Company in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in the Company's 2018 Annual Report on Form 10-K (the "2018 Form 10-K"). The estimated fair value of PBRSUs is calculated based on the probable outcome of the performance measures for the applicable performance period as of the date that the awards were granted for accounting purposes. Assuming the highest level of performance is achieved under the applicable performance measures for the 2018-2020 PBRSUs and the 2018 AIP PBRSUs, the maximum possible value of the awards using the fair value of the underlying common stock on the date that the awards were granted for accounting purposes is presented below:

Name	Maximum Value of 2018 AIP PBRSUs (as of Grant Date for Accounting Purposes) ($)	Maximum Value of 2018-2020 PBRSUs (as of Grant Date for Accounting Purposes) ($)
Mr. Schulman	2,947,775	17,799,849
Mr. Rainey	1,105,455	7,911,184
Mr. Marino	1,031,706	6,922,207
Ms. Pentland	1,105,455	7,911,184
Mr. Ready	1,105,455	7,911,184

The amount shown in the "Stock Awards" column for Mr. Schulman includes the estimated fair value of the CEO PSU Award, assuming the target level of performance achieved, which represents the highest level of performance achievable for purposes of the award.

[2] Amounts represent cash (non-equity) performance-based compensation earned under the individual performance portion of the 2018 AIP. For 2018 and 2017, the Company performance portion of the annual incentive payout was delivered in PBRSUs and is reflected in the "Stock Awards" column. For 2016, the entire amount of the annual incentive payout was delivered as cash compensation and reflected in this column. See "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based) Compensation for 2018" for a more detailed discussion.

[3] The dollar amounts for each perquisite and each other item of compensation shown in the "All Other Compensation" column and in this footnote represent the Company's incremental cost of providing the perquisite or other benefit to our NEOs, net of any amounts reimbursed by our NEOs, and are valued based on the amounts accrued for payment or paid to the service provider or NEO, as applicable. See "Compensation Discussion and Analysis—Compensation Framework—Other Compensation Elements" for additional details on these benefits. Amounts include the following perquisites and other items of compensation provided to our NEOs in 2018.

Name	401(k) Match[a] ($)	Other Payments and Benefits[b] ($)	Total ($)
Mr. Schulman	11,000	603,072	614,072
Mr. Rainey	11,000	—	11,000
Mr. Marino	11,000	—	11,000
Ms. Pentland	11,000	—	11,000
Mr. Ready	11,000	—	11,000

[a] Represents the Company 401(k) Plan matching contributions.

[b] Includes costs related to Mr. Schulman's overall security program, $356,436 of which related to personal use of our corporate aircraft and $246,336 of which related to the initial procurement, installation, and maintenance of personal residential security measures for Mr. Schulman.

[4] Mr. Marino served as Executive Vice President, Chief Commercial Officer of the Company throughout 2018 and retired effective as of April 5, 2019.

2018 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2018.

Name (a)	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)	All Other Stock Awards: Number of Shares of Stock or Units[3] (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(k)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value[4] ($)(m)
Daniel H. Schulman												
2018 AIP – Cash			—	500,000	1,000,000	—	—	—	—	—	—	—
2018 AIP – PBRSUs	2/14/2018	2/15/2018	—	—	—	4,707	18,826	37,652	—	—	—	1,473,888
2018-2020 PBRSUs	2/14/2018	3/1/2018	—	—	—	28,293	113,173	226,346	—	—	—	8,899,925
CEO PSU Award	3/27/2018	4/1/2018	—	—	—	189,555	379,110	379,110	—	—	—	16,001,779
RSUs	2/14/2018	3/1/2018	—	—	—	—	—	—	113,173	—	—	8,899,925
John D. Rainey												
2018 AIP – Cash			—	187,500	375,000	—	—	—	—	—	—	—
2018 AIP – PBRSUs	1/11/2018	2/15/2018	—	—	—	1,765	7,060	14,120	—	—	—	552,727
2018-2020 PBRSUs	1/11/2018	3/1/2018	—	—	—	12,575	50,300	100,600	—	—	—	3,955,592
RSUs	1/11/2018	3/1/2018	—	—	—	—	—	—	50,300	—	—	3,955,592
Gary J. Marino												
2018 AIP – Cash			—	175,000	350,000	—	—	—	—	—	—	—
2018 AIP – PBRSUs	1/11/2018	2/15/2018	—	—	—	1,647	6,589	13,178	—	—	—	515,853
2018-2020 PBRSUs	1/11/2018	3/1/2018	—	—	—	11,003	44,012	88,024	—	—	—	3,461,104
RSUs	1/11/2018	3/1/2018	—	—	—	—	—	—	44,012	—	—	3,461,104
Louise Pentland												
2018 AIP – Cash			—	187,500	375,000	—	—	—	—	—	—	—
2018 AIP – PBRSUs	1/11/2018	2/15/2018	—	—	—	1,765	7,060	14,120	—	—	—	552,727
2018-2020 PBRSUs	1/11/2018	3/1/2018	—	—	—	12,575	50,300	100,600	—	—	—	3,955,592
RSUs	1/11/2018	3/1/2018	—	—	—	—	—	—	50,300	—	—	3,955,592
William J. Ready												
2018 AIP – Cash			—	187,500	375,000	—	—	—	—	—	—	—
2018 AIP – PBRSUs	1/11/2018	2/15/2018	—	—	—	1,765	7,060	14,120	—	—	—	552,727
2018-2020 PBRSUs	1/11/2018	3/1/2018	—	—	—	12,575	50,300	100,600	—	—	—	3,955,592
RSUs	1/11/2018	3/1/2018	—	—	—	—	—	—	50,300	—	—	3,955,592

[1] The amounts shown represent potential non-equity incentive plan awards under the individual performance portion of the 2018 AIP. Maximum amounts represent 200% of the NEO's target bonus opportunity under the 2018 AIP. For more information on the 2018 AIP, see "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based Compensation) for 2018."

[2] The amounts shown in the "2018 AIP – PBRSU" row represent the AIP PBRSUs granted in 2018 under our Amended and Restated 2015 Equity Incentive Award Plan (the "Equity Plan") for the Company performance portion of the 2018 AIP. Amounts shown in the "threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two primary performance metrics. Awards are capped at the maximum of 200% of the target number of shares. The 2018 AIP PBRSUs vested on February 15, 2019 based on continued service through such date and performance during calendar year 2018. For more information on the 2018 AIP, see "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based Compensation) for 2018."

The amounts shown in the "2018-2020 PBRSUs" row represent the 2018-2020 PBRSUs granted in 2018 under the Equity Plan. Amounts shown in the "threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two performance metrics. Awards are capped at the maximum of 200% of the target number of shares. The 2018-2020 PBRSUs will vest based on performance over the 2018-2020 performance period. See "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based) Compensation for 2018—Long-Term Incentive Components—Performance-Based Restricted Stock Units (PBRSUs)" for more information.

The amounts shown in the "CEO PSU Award" row for Mr. Schulman represent Mr. Schulman's grant of PBRSUs under the CEO PSU Award. Amounts shown in the "threshold" column represent 50% of the target number of shares, which represents the threshold performance of one of the two stock price targets during the performance period. The award is capped at a maximum of 100% of the target number of shares. The performance period for the PBRSUs granted under the CEO PSU Award is five years (April 1, 2018 through March 31, 2023), and will generally vest one-third (1/3) on the third, fourth, and fifth anniversaries of the grant date, subject to Mr. Schulman's continued service through the applicable vesting date. If any portion of the CEO PSU Award is not earned as of a vesting date because a stock goal is not met, such unvested shares are eligible to vest if the performance goal is met during the performance period. See "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based) Compensation for 2018—CEO PSU Award" for more information.

[3] The amounts shown represent service-based RSUs granted in 2018 under the Equity Plan. These RSUs become fully vested over three years, with 33 1/3% vesting on the first, second, and third anniversaries of the date of grant. See "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based) Compensation for 2018—Long-Term Incentive Components—Restricted Stock Units" for more information.

[4] Represents the grant date fair value determined in accordance with FASB ASC Topic 718. For stock awards other than the CEO PSU Award, the grant date fair value was calculated by multiplying the closing price of the underlying common stock on the date of grant by the number of stock awards granted. For the 2018 AIP PBRSUs, the 2018-2020 PBRSUs, and the CEO PSU Award, the grant date fair value assumes the probable outcome of the performance conditions applicable thereto. See footnote 1 to the "2018 Summary Compensation Table" for more information. The assumptions used by the Company in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in the Company's 2018 Annual Report on Form 10-K.

2018 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards for each of our NEOs as of December 31, 2018.

	Option Awards						Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value Shares or Units of Stock That Have Not Vested ($)[1]	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Daniel H. Schulman	133,131	12,103[2]		35.88	4/1/2015	4/1/2022					
	26,039	4,446[2]		41.64	7/17/2015	7/17/2022					
							18,154[4]	1,526,570	4/1/2015		
							3,810[4]	320,383	7/17/2015		
							54,555[5]	4,587,530	4/1/2016		
							356,938[8]	30,014,916	3/1/2016		
							121,292[5]	10,199,444	3/1/2017		
							113,173[5]	9,516,718	3/1/2018		
							24,474[7]	2,058,019	2/15/2018		
										181,941[9]	15,299,419
										113,173[10]	9,516,718
										379,110[11]	31,879,360
John D. Rainey	3,642	14,565[3]		33.80	9/15/2015	9/15/2022					
							10,923[4]	918,515	9/15/2015		
							16,786[5]	1,411,535	4/1/2016		
							109,828[8]	9,235,437	3/1/2016		
							40,430[5]	3,399,759	3/1/2017		
							50,300[5]	4,229,727	3/1/2018		
							9,178[7]	771,778	2/15/2018		
										60,647[9]	5,099,806
										50,300[10]	4,229,727

Name	Option Awards						Stock Awards				
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value Shares or Units of Stock That Have Not Vested ($)[1]	Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Gary J. Marino	—	2,690 [2]		35.88	4/1/2015	4/1/2022					
	—	1,345 [2]		35.88	4/1/2015	4/1/2022					
							2,017 [4]	169,610	4/1/2015		
							4,034 [4]	339,219	4/1/2015		
							12,589 [5]	1,058,609	4/1/2016		
							82,372 [8]	6,926,661	3/1/2016		
							48,517 [5]	4,079,795	3/1/2017		
							44,012 [5]	3,700,969	3/1/2018		
							8,566 [7]	720,315	2/15/2018		
										72,777 [9]	6,119,818
										44,012 [10]	3,700,969
Louise Pentland	2,038	4,075 [3]		37.31	5/15/2015	5/15/2022					
							6,112 [4]	513,958	5/15/2015		
							27,166 [4]	2,284,389	5/15/2015		
							16,786 [5]	1,411,535	4/1/2016		
							109,828 [8]	9,235,437	3/1/2016		
							40,430 [5]	3,399,759	3/1/2017		
							50,300 [5]	4,229,727	3/1/2018		
							9,178 [7]	771,778	2/15/2018		
										60,647 [9]	5,099,806
										50,300 [10]	4,229,727
William J. Ready	4,707	2,690 [2]		35.88	4/1/2015	4/1/2022					
							4,034 [4]	339,219	4/1/2015		
							18,884 [5]	1,587,956	4/1/2016		
							123,556 [8]	10,389,824	3/1/2016		
							64,689 [5]	5,439,698	3/1/2017		
							218,329 [6]	18,359,286	3/1/2017		
							50,300 [5]	4,229,727	3/1/2018		
							9,178 [7]	771,778	2/15/2018		
										97,035 [9]	8,159,673
										50,300 [10]	4,229,727

[1] Market value is calculated based on $84.09 per share, the closing price of our common stock on December 31, 2018.

[2] Becomes fully vested after four years, with 12.5% vesting on the six-month anniversary of the grant date, and 1/48th vesting monthly thereafter.

[3] Becomes fully vested after four years, with 25% vesting on the one-year anniversary of September 30, 2014, and 1/48th vesting monthly thereafter.

[4] Becomes fully vested after four years, with 25% vesting on each of the first four anniversaries of the grant date.

[5] Becomes fully vested over three years, with 33 1/3% vesting on the first, second, and third anniversaries of the date of grant.

[6] Becomes fully vested after four years, with 50% vesting on the second anniversary of the date of grant and 25% vesting on each of the third and fourth anniversaries of the date of grant.

[7] 2018 AIP Share award. Represents unvested shares under the 2018 AIP granted in 2018, subject to the achievement of the performance goals over the one-year performance period from January 1, 2018 through December 31, 2018. Following the performance period, AIP Shares are vested based on Company performance, and became fully vested on February 15, 2019.

[8] 2016-2018 PBRSU awards. Represents unvested shares under the PBRSU awards granted in 2016, subject to the achievement of the performance goals over the performance period from January 1, 2016 through December 31, 2018. Following the performance period, the PBRSU awards are vested based on Company performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. PBRSUs earned based on Company performance for the 2016-2018 performance period became fully vested on March 1, 2019.

[9] The amounts reported in this row are based on achieving target performance goals for the PBRSU awards granted in 2017, as performance for the 2017-2019 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. The PBRSUs earned based on Company performance will become fully vested on March 1, 2020, subject to the NEO's continued employment through the vesting date.

[10] The amounts reported in this row are based on achieving target performance goals for the PBRSU awards granted in 2018, as performance for the 2018-2020 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. PBRSUs earned based on Company performance will become fully vested on March 1, 2021, subject to the NEO's continued employment through the vesting date.

[11] The amounts reported in this row are based on Mr. Schulman achieving target performance goals for the CEO PSU Award, as the CEO PSU Award has a five-year performance period and the performance goals have not been met as of December 31, 2018. The CEO PSU Award is 50% earned if PayPal's stock price target of $105 is achieved, and is 100% earned if PayPal's stock price target of $125 is achieved, each as measured based on a 90-trading day average closing price during the five-year performance period. If any portion of the award is earned before the third anniversary of the grant date, the earned award will vest ratably on the third, fourth, and fifth anniversaries of the grant date, subject to Mr. Schulman's continued service through the applicable vesting date. Any portion of the award earned after the third anniversary of the grant date but before the fourth anniversary of the grant date will vest one-third on the date such portion is earned, and one-third on each of the fourth and fifth anniversaries of the grant date. Two-thirds of any portion of the CEO PSU Award that is earned after the fourth anniversary of the grant date will vest on the date such portion is earned, with the remaining one-third vesting on the fifth anniversary of the grant date.

2018 Option Exercises and Stock Vested

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options and the vesting of stock awards by each of our NEOs for the fiscal year ended December 31, 2018.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel H. Schulman	161,764	8,288,491	391,048	30,517,552
John D. Rainey	69,183	3,125,721	189,424	15,505,256
Gary J. Marino	18,875	910,251	84,602	6,589,341
Louise Pentland	42,786	1,840,261	112,687	8,779,603
William J. Ready	24,878	1,302,194	291,560	23,532,880

2018 Non-Qualified Deferred Compensation

All NEOs are eligible to participate in the PayPal Holdings, Inc. Deferred Compensation Plan (the "DCP"); however, none of our NEOs participated in the DCP in 2018.

The DCP is a non-qualified voluntary deferred compensation plan that allows participants to defer certain amounts of compensation. The DCP provides a supplement to our 401(k) Plan and permits personal savings beyond the IRS contribution limits on qualified plans. All amounts deferred under the DCP are reflected in book-keeping accounts. Each participant is permitted to elect to defer annually, in whole percentages, as follows: (i) from 5% to 50% of base salary; (ii) from 5% to 100% of the incentive award earned by the participant under the AIP; and (iii) from 5% to 100% of RSUs, subject to certain limitations pursuant to the terms of the DCP and rounded to the nearest whole share. All amounts deferred under the DCP are fully vested. The DCP has been designed so that federal and state income taxes on the monies deferred are not due until such time as the account balance is paid to a participant. Participants can elect distribution of their account balances from a given year to be paid to them while they are still working, or they can elect to have payments made to them in the event of their separation from service with us. Payments can be made in a lump sum payment or as annual installments over a period of greater than two years and less than fifteen years.

The return on the deferred amounts is linked to the performance of market-based investment choices made available to participants under the DCP. While the deferred dollars are not actually invested in the investment fund(s), earnings or losses of the tracking fund are applied to the participant's deferral dollars as if they were invested in the fund(s). Participants may make changes to their investment choices daily.

Potential Payments Upon Termination or Change in Control

The following table, footnotes, and narrative set forth our payment obligations pursuant to the compensation arrangements for each of our NEOs, under the circumstances described below, assuming that his or her employment was terminated or a change in control occurred on December 31, 2018. Because our executive compensation program is heavily weighted towards equity-based compensation, a significant percentage of the compensation to be received by our NEOs upon a termination of employment under the circumstances described below relates to the settlement of outstanding equity awards. Please see the 2018 Outstanding Equity Awards at Fiscal Year-End table above for further information regarding outstanding equity awards granted to the NEOs in 2018 and in prior years.

Name	Voluntary Termination ($)(a)[1][3]	Involuntary Termination Outside of Change in Control Period ($)(b)[2][3]	Involuntary Termination Within Change in Control Period ($)(c)[2][3]	Death or Disability ($)(d)[2][3][4]
Daniel H. Schulman[5]	—	24,411,804	52,738,362	39,050,155
John D. Rainey	—	9,522,327	19,891,719	14,381,963
Gary J. Marino	9,217,133	13,083,984	21,854,911	18,129,915
Louise Pentland	—	12,016,552	30,670,826	17,626,187
William J. Ready	—	25,106,021	46,574,873	39,025,178

[1] For Mr. Marino, the amount reflects his retirement eligibility with respect to the RSUs, as discussed below, and PBRSUs, pursuant to the PBRSU award agreement provisions, which provide that the PBRSUs will vest on a prorated basis based on the number of full months of service during the performance period and actual performance during the entire performance period.

[2] Amounts do not take into account (i) potential reductions due to "best net pay" provisions in respective agreements and the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees (the "CIC Severance Plan"), as more fully discussed below, or (ii) the value of the 2016-2018 PBRSUs, which were earned at 200% of target following the completion of the performance period on December 31, 2018.

[3] Amounts assume cash payments equal to the value of equity awards (and for purposes of column (c) for all NEOs and columns (a) and (d) for Mr. Marino, target performance of outstanding PBRSUs), as more fully discussed below.

[4] For Mr. Marino, amount reflects the death and disability provisions under the terms of the CIC Severance Plan, as more fully discussed below.

[5] In all circumstances described in the table, as of December 31, 2018, the CEO PSU Award would have been 100% forfeited because the performance targets of the award have not been met. Accordingly, the value of the CEO PSU Award is not disclosed in the table.

VOLUNTARY TERMINATION – COLUMN (a)

Retirement Benefits for Mr. Marino

Mr. Marino is retirement-eligible under the 2016-2018, 2017-2019, and 2018-2020 PBRSU award agreements. Pursuant to the PBRSU award agreement provisions, in the event Mr. Marino voluntarily resigns at a time when he has attained at least 60 years of age and completed at least five years of service ("Retires"), the PBRSUs will vest on a prorated basis based on the number of full months of service during the performance period and actual performance during the entire performance period, and will be settled following the completion of the performance period. Mr. Marino is also eligible for prorated vesting of RSUs. If Mr. Marino Retires, he would receive prorated vesting of the next tranche of RSUs that would have vested following his Retirement.

INVOLUNTARY TERMINATION OTHER THAN FOR CAUSE – COLUMN (b)

Severance Arrangements for Involuntary Termination Other Than for Cause for Messrs. Schulman, Rainey, and Ready and Ms. Pentland

Each of Messrs. Schulman, Rainey, and Ready and Ms. Pentland has entered into separate agreements with the Company. Assuming a termination date of December 31, 2018, each of Messrs. Schulman, Rainey, and Ready and Ms. Pentland would be entitled to the following under the terms of their respective agreements in the event that his or her employment with us was terminated outside of the "change in control period," which is defined as more than 90 days prior to or more than 24 months following a "change in control" (as defined in the Equity Plan), either (a) by us for any reason other than "cause", "disability", or death or (b) by Messrs. Schulman and Rainey and Ms. Pentland for "good reason" (as each term is defined in the respective agreements), subject to the executive's execution of a release of claims in favor of the Company, as follows:

- for Mr. Schulman, a cash payment equal to two times the sum of (i) annual base salary and (ii) target bonus amount; for Mr. Rainey, a cash payment equal to 1.5 times the sum of (i) annual base salary and (ii) target bonus amount; and for Ms. Pentland and Mr. Ready, a cash payment equal to one times the sum of (i) annual base salary and (ii) target bonus amount ("Agreement Severance Payment");

- a prorated annual cash bonus for the year of termination based on actual company performance ("Prorated Cash Incentive Award");

- for Messrs. Schulman and Rainey and Ms. Pentland, a cash payment equal to the value of any equity awards that are outstanding and unvested that otherwise would have become vested within 12 months following the date of termination of employment (where value is determined using the average closing price of the Company's common stock for the 10 consecutive trading days ending on and including the trading day immediately prior to the termination date (the "Average Closing Price") and the Valuation Assumptions as defined in the respective agreements); and

- for Mr. Ready, if terminated without "cause," a cash amount equal to the value of any equity awards that are outstanding and unvested as of the date of termination which otherwise would have become vested pursuant to their vesting schedules within 12 months following the termination date (where value is determined using the Average Closing Price and the Valuation Assumptions, as defined in his agreement).

Severance Arrangements for Involuntary Termination Other than for Cause for Participants in the PayPal Holdings, Inc. SVP and Above Standard Severance Plan

As of December 31, 2018, Mr. Marino was eligible to participate in the PayPal Holdings, Inc. SVP and Above Standard Severance Plan (the "Severance Plan").

The Severance Plan provides eligible employees with severance payments and benefits in the event that an eligible employee's employment with us or one of our subsidiaries, affiliates, or a successor company is involuntarily terminated without "cause" (as defined in the Severance Plan) by us outside of the "change in control period" (as defined above), subject to the employee's execution of a release of claims in favor of the Company, as follows:

- a cash payment equal to one times the sum of (i) annual base salary and (ii) target bonus amount;
- a Prorated Cash Incentive Award;
- if the NEO is employed by the Company in the U.S., participates in the Company's health insurance plan, and is eligible to continue to participate in the plan under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), the NEO will receive a lump sum cash payment equal to the product of (A) the monthly premium payable by the NEO for himself (and his eligible dependents) under the Company's health insurance plan in which he participates immediately prior to the employment termination date, and (B) 24;
- accelerated vesting of time-based equity awards that would have otherwise become vested pursuant to their ordinary vesting schedule within the 12 months following the employment termination date, settled in a lump sum, through vesting of stock, payment of cash in lieu of vesting shares of stock, or a combination thereof;
- for performance-based equity awards, any such award will remain outstanding and eligible to vest, based solely on the achievement of the Company performance targets upon which the awards are subject for any performance period that ends within the first anniversary of the NEO's employment termination date; and to the extent such performance targets are determined to have been achieved following the completion of the performance period, the NEO will be treated as though immediately vested in that percentage of the resulting amount of such equity award that would, on or prior to such first anniversary, have otherwise become vested pursuant to the existing vesting schedule that would have applied to such equity awards, to be settled in lump sum, through vesting of stock, payment of cash in lieu of vesting shares of stock, or a combination thereof; and
- in the event the Company elects to settle any such equity awards through the payment of cash in lieu of vesting shares of stock, the Company will pay the NEO a lump sum cash amount equal to the value of all of the equity awards that are treated as though vested in accordance with the foregoing bullet points (where value is determined using the Average Closing Price).

CHANGE IN CONTROL – COLUMN (c)

Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Messrs. Schulman, Rainey, and Ready and Ms. Pentland

Each of Messrs. Schulman, Rainey, and Ready and Ms. Pentland would be entitled to receive the following under their respective agreements if a "change in control" (as defined in the Equity Plan) occurred as of December 31, 2018 and his or her employment with us was terminated within the "change in control period," either (a) by us for any reason other than "cause," "disability", or death or (b) by the executive for "good reason" (as each term is defined in the respective agreements), subject to the executive's execution of a release of claims, as follows:

- Agreement Severance Payment; provided, however, that Mr. Rainey, Ms. Pentland, and Mr. Ready would be eligible to receive a cash payment equal to two times the sum of (i) annual base salary, and (ii) target bonus amount;
- Prorated Cash Incentive Award; and
- a cash payment equal to the value of all unvested equity awards outstanding (where value is determined using the Average Closing Price and the Valuation Assumptions as defined in the respective agreements).

Under each respective agreement, in the event any payments or benefits constitute "golden parachute payments" within the meaning of Section 280G of the Internal Revenue Code ("IRC") and would be subject to the excise tax imposed by IRC Section 4999, such payments or benefits will be reduced to the maximum amount that does not result in the imposition of such excise tax, but only if such reduction results in the executive receiving a higher net-after tax amount than such executive would have received absent such reduction (the "best net pay" provision).

Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Participants in the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees

As of the end of fiscal 2018, Mr. Marino was eligible to participate in the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees (the "CIC Severance Plan"). Under the terms of the CIC Severance Plan, Mr. Marino would have been entitled to receive the following if a "change in control" (as defined in the Equity Plan) occurred as of December 31, 2018 and his employment with us is terminated within the "change in control period," either (a) by us for any reason other than "cause," "disability", or death or (b) by the executive for "good reason" (as each of those terms is defined in the CIC Severance Plan), subject to the executive's execution of a release of claims, as follows:

- a lump sum cash payment of the annual cash bonus that the executive would have earned assuming achievement of target performance, as applicable in respect of the fiscal year in which the termination occurs; except, if the executive's bonus is intended to constitute performance-based compensation within the meaning of IRC Section 162(m), the bonus will be paid based on actual company performance through the date of termination;
- a lump sum cash payment equal to the product of (i) the sum of the executive's base salary (in effect upon the occurrence of the termination event) and target bonus (for the bonus year in which the separation occurs), and (ii) two;
- if the NEO is employed by the Company in the U.S., participates in the Company's health insurance plan, and is eligible to continue to participate in the plan under COBRA, the NEO will receive a lump sum cash payment equal to the product of (A) the monthly premium payable by the NEO for himself (and his eligible dependents) under the Company's health insurance plan in which he participates immediately prior to the employment termination date, and (B) 48; and
- the NEO's unvested time-vested equity awards will be treated as fully vested. If the termination occurs during a performance period with respect to an award of PBRSUs, such award will be deemed earned assuming achievement of target performance for purposes of determining the number of awards that will be treated as becoming immediately vested; however, if the executive's awards are intended to constitute performance-based compensation subject to IRC Section 162(m), such awards will remain outstanding and only be treated as becoming fully vested if and to the extent that they otherwise would have become earned based on actual company performance through the end of the applicable performance period. Settlement of the awards will be through either the vesting of common stock under the award or, in lieu thereof, payment in cash or a combination thereof, at our discretion. In general, if a cash payment is made in lieu of vesting an award, the value of the unvested award is determined using the average closing price of our common stock for the 10 consecutive trading days ending on and including the trading day immediately prior to the date of separation or at the end of the performance period, as applicable.

The payment of all of the benefits described above will be made within 90 days following the termination of employment, except as noted above.

Under the CIC Severance Plan, in the event any payments or benefits constitute "golden parachute payments" within the meaning of IRC Section 280G and would be subject to the excise tax imposed by IRC Section 4999, such payments or benefits will be reduced to the maximum amount that does not result in the imposition of such excise tax, but only if such reduction results in the executive officer receiving a higher net-after tax amount than such executive officer would have received absent such reduction (the "best net pay" provision).

Change in Control—Equity Awards

PayPal has not entered into any arrangements with any of its NEOs to provide "single trigger" change in control payments. The Equity Plan generally provides for the acceleration of vesting of awards granted under the plan upon a change in control (as defined in the plan) only if the acquiring entity does not agree to assume or continue the awards. Under the terms of the Equity Plan, for purposes of determining payouts in connection with or following a change in control, PBRSU performance will be based on applicable performance metrics through the date of change in control. These provisions generally apply to all holders of awards under the Equity Plan.

DEATH OR DISABILITY – COLUMN (d)

Severance Arrangements in the Event of Death or Disability

Under the terms of the respective agreements of Messrs. Schulman, Rainey, and Ready and Ms. Pentland, if such executive's employment terminates due to his or her death or disability, he or she will be entitled to receive a cash payment equal to the value of any unvested equity awards that would have otherwise vested within 24 months of his or her termination date (where value is determined using the Average Closing Price and the Valuation Assumptions as defined in the respective agreements).

Under the terms of the Severance Plan, Mr. Marino will be entitled to accelerated vesting of any unvested equity awards that would have otherwise vested within 24 months of the termination date. For purposes of the foregoing sentence, if the termination date occurs during the performance period of a performance-based equity award, then such award will be deemed to be fully earned assuming achievement at target. In the event the Company elects to settle any such awards through the payment of cash in lieu of vesting shares of stock, the Company will pay a lump sum cash amount equal to the value of all of the equity awards that are treated as though vested in accordance with the foregoing (where value is determined using the Average Closing Price).

Under the terms of the CIC Severance Plan, if Mr. Marino dies or becomes disabled at any time during the change in control period, his unvested equity awards will be treated as fully vested and settled in the same manner as described above in "Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Participants in the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees."

CEO Pay Ratio Disclosure

We are providing the following information about the relationship of the annual total compensation of Mr. Schulman, our CEO, to the median of the annual total compensation of our employees, which we refer to as the "pay ratio." We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2018, our last completed fiscal year, the median of the annual total compensation of the Company's employees (other than our CEO) was $69,600 and the annual total compensation of our CEO, as reported in the "Total" column of the "2018 Summary Compensation Table" in this proxy statement, was $37,764,588. Based on this information, for 2018, we estimate that the pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees is 543 to 1. The pay ratio was higher in 2018 due to the CEO PSU Award, which will only be earned if meaningful and sustained stock price performance targets are achieved over a five-year performance period, consistent with PayPal's "pay for performance" philosophy to further incentivize Mr. Schulman to drive long-term stockholder value creation.

As the CEO PSU Award is not part of the standard annual compensation that is paid to the CEO, we believe that it is helpful to provide the pay ratio excluding the CEO PSU Award. As adjusted for 2018, we estimate that the pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees is 313 to 1.

Methodology for Determining Our Median Employee

PayPal is a global company and operates in over 200 markets around the world. As of December 31, 2018, we employed approximately 21,800 people globally: approximately 53% of them were based in the United States and 47% were based outside of the United States. We strive to create a competitive global compensation program in terms of both each employee's position and the geographic location in which the employee is located. In light of this, our compensation programs and reward offerings are designed to reflect local market practices across our global operations.

We selected December 31, 2018 (the last day of our fiscal year) as the date for identifying our median employee. As of that date, we compiled compensation information for all of our full-time and part-time employees worldwide (including interns), except that we excluded employees from iZettle and Hyperwallet (representing approximately 790 employees in the aggregate), which we acquired in September and November 2018, respectively.

For purposes of identifying the median employee from our global employee population, we compared the amount of base salary (including overtime for overtime-eligible employees), allowances, short-term incentives, and other bonuses paid during 2018 and the intended grant value related to any long-term incentive equity awards granted during 2018, as reflected in our global human resource and equity management systems. We annualized base salaries for those employees who were not employed for the entire 2018 fiscal year. We did not include any contractors or workers employed through a third-party provider in our employee population. For employees outside of the United States, we converted their compensation to U.S. dollars using the exchange rate as of December 31, 2018.

The elements in this compensation measure are representative of the principal forms of compensation delivered to our employees. We identified our median employee using this compensation measure, which was consistently applied to all employees included in the calculation.

Once we identified our median employee, we identified and calculated the elements of that employee's compensation for 2018 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $69,600. For the annual total compensation of our CEO, we used the amount reported in the "Total" column of our "2018 Summary Compensation Table" in this proxy statement.

The SEC rules for identifying the median employee allow companies to adopt a myriad of methodologies, such as applying estimates, assumptions, adjustments, and exclusions, and adopting unique definitions of compensation to identify the median employee and calculate the pay ratio. In light of the differences in how pay ratios may be calculated, neither the median employee's compensation nor the estimated pay ratio reported by other companies may be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates, and assumptions in calculating their pay ratios.

Equity Compensation Plan Information

The following table gives information regarding our equity compensation plans as of December 31, 2018, which we collectively refer to as our Equity Compensation Plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity Compensation Plans approved by security holders	31,047,523[1]	32.8551[2]	121,031,393[3]
Equity Compensation Plans not approved by security holders	523,906[4]	19.0497[2]	—
Total	31,571,429	27.3568	121,031,393

[1] Includes (a) 23,054,562 shares of our common stock issuable pursuant to RSUs under our Amended and Restated 2015 Equity Incentive Award Plan, as amended from time to time (our Equity Plan), (b) 704,212 shares of our common stock issuable pursuant to stock options under our Equity Plan, (c) 116,775 shares of our common stock issuable pursuant to DSUs under our Equity Plan, (d) 1,806,536 shares of common stock issuable from outstanding 2018 AIP Shares awarded under the 2018 AIP (representing the actual number of shares that were earned based on actual Company performance for the one-year performance period ending December 31, 2018), (e) 1,427,192 shares of our common stock issuable from outstanding PBRSUs awarded under the 2018-2020 PBRSUs (representing the maximum number of shares assuming achievement of maximum performance against target level), (f) 2,107,544 shares of our common stock issuable from outstanding PBRSUs awarded under the 2017-2019 PBRSUs (representing the maximum number of shares assuming achievement of maximum performance against target level), and (g) 1,830,702 shares of our common stock issuable from outstanding PBRSUs awarded under the 2016-2018 PBRSUs (representing the actual number of shares that were based on actual Company performance for the three-year performance period ending December 31, 2018). RSUs and DSUs each represent an unfunded, unsecured right to receive shares of Company common stock. The value of RSUs and DSUs varies directly with the price of our common stock.
[2] Does not include outstanding RSUs or DSUs.
[3] Includes 52,964,978 shares of our common stock reserved for future issuance under our Amended and Restated Employee Stock Purchase Plan as of December 31, 2018.
[4] Represents shares of our common stock to be issued upon exercise of outstanding options or vesting of RSUs assumed in connection with acquisitions. We do not intend to make further grants of any awards under any of these plans.

Proposal 3 — Ratification of Appointment of Independent Auditor

The ARC Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor.

The ARC Committee has appointed PricewaterhouseCoopers LLP ("PwC") as our independent auditor for 2019. PwC has served as the Company's independent auditor since 2000, and as the Company's independent auditor as an independent public company since July 2015, following the completion of the Company's separation from eBay Inc. The Board and the ARC Committee believe that the continued retention of PwC to serve as our independent auditor is in the best interests of Company and our stockholders. Accordingly, we are asking our stockholders to ratify the selection of PwC as our independent auditor for 2019. Although ratification is not legally required, we are submitting the appointment of PwC for ratification by our stockholders because we value our stockholders' views on the Company's independent auditors and as a matter of good corporate practice. We expect that a representative of PwC will attend the Annual Meeting, will have an opportunity to make a statement if he or she chooses, and will be available to respond to appropriate questions.

In the event that our stockholders do not ratify the appointment, it will be considered a recommendation to the Board and the ARC Committee to consider the selection of a different firm. Even if the appointment is ratified, the ARC Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be appropriate.

> **The Board and the ARC Committee Recommend a Vote FOR Proposal 3.**

ARC COMMITTEE REPORT

The ARC Committee operates under a written charter adopted by the Board, which charter is reviewed annually. The Charter of the ARC Committee is available on the corporate governance section of PayPal's Investor Relations website at https://investor.paypal-corp.com/corporate-governance.cfm. The ARC Committee is composed entirely of directors who meet the independence requirements of Nasdaq and the SEC, and who otherwise satisfy the requirements for audit committee service imposed by the Exchange Act.

The ARC Committee provides assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of its financial statements;
- The independent auditor's qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditor;
- Producing this report;
- PayPal's overall risk framework and risk appetite framework; and
- PayPal's compliance with legal and regulatory requirements.

The ARC Committee relies on the expertise and knowledge of management, the internal audit department, and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation and integrity of PayPal's financial statements, and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PayPal's independent auditor, PwC, is responsible for performing an audit of PayPal's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles in the U.S. The independent auditor is also responsible for expressing an opinion on the effectiveness of PayPal's internal control over financial reporting.

During 2018 and early 2019, among other things, the ARC Committee:

- Reviewed and discussed with management and the independent auditor the Company's quarterly earnings press releases, financial statements, and related periodic reports filed with the SEC;
- Reviewed and discussed with senior management, the internal audit team, and the independent auditor the scope, adequacy, and effectiveness of the Company's internal accounting and financial reporting controls and the independent auditor's opinion on the effectiveness of the Company's internal control over financial reporting;

- Monitored and evaluated the independent auditor's qualifications, performance, internal quality-control procedures, and independence on an ongoing basis;
- Reviewed and discussed with management, the independent auditor and, as appropriate, the chief accounting officer, the audit scope, any significant matters arising from any audit, and the audit plans of both the internal audit department and the independent audit
- Reviewed and discussed the Company's enterprise-wide risk management program and overall risk management framework, including policies and practices established by management to identify, assess, measure, and manage key risks facing the Company;
- Reviewed and discussed the Company's enterprise-wide compliance program and global financial crimes compliance program, including compliance risks, management actions on significant compliance matters, progress of major compliance initiatives, and reports concerning the Company's compliance with applicable laws and regulations;
- Reviewed with the Chief Business Affairs and Legal Officer and/or the Chief Risk and Compliance Officer, as applicable, any significant legal, compliance, or regulatory matters that could have a material impact on the Company's financial statements, business or compliance policies, including material notices to or inquiries received from governmental agencies;
- Reviewed and discussed with the independent auditor the audited financial statements in the Company's 2018 Annual Report on Form 10-K, including a discussion of the quality (not merely the acceptability), of the Company's accounting principles, the reasonableness of significant judgments and estimates, and the clarity of the disclosures in the financial statements; and
- Held separate executive sessions with the independent auditor, the internal audit department, the internal Sarbanes-Oxley Act of 2002 (SOX) team, and senior management to enable them to discuss legal, accounting, auditing, and internal controls matters privately with the ARC Committee.

The ARC Committee has discussed with PwC the matters required to be discussed by the requirements of the PCAOB and the SEC. In addition, the ARC Committee discussed with PwC its independence from PayPal and its management, received the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditor's communications with the ARC Committee concerning independence, and considered whether PwC's provision of non-audit services was compatible with maintaining the independent auditor's independence.

As provided in its charter, in addition to evaluating PwC's independence, the ARC Committee assessed PwC's performance as independent auditor during 2018. The ARC Committee reviewed a variety of indicators of audit quality including: the quality and candor of PwC's communications with the ARC Committee and management; the quality and efficiency of the services provided, including input from management on PwC's performance and how effectively PwC demonstrated its independent judgment, objectivity, and professional skepticism; external data on audit quality and performance, including recent PCAOB reports on PwC and its peer firms; PwC's global capabilities, technical expertise, and knowledge of the Company's global operations, accounting policies and practices, and internal control over financial reporting; the appropriateness of PwC's fees; and PwC's tenure as the Company's independent auditor and the controls and procedures in place to maintain its independence. As a result of its evaluation, the ARC Committee concluded that the appointment of PwC as the Company's independent auditor for the fiscal year ending December 31, 2019 is in the best interests of the Company and its stockholders.

Based on the ARC Committee's reviews and discussions described above, the ARC Committee recommended to the Board that the consolidated audited financial statements be included in PayPal's Annual Report on Form 10-K for the year ended December 31, 2018 for filing with the SEC.

The ARC Committee of the Board
David M. Moffett (Chairman)
Rodney C. Adkins
Belinda J. Johnson
Deborah M. Messemer (since January 2019)
Ann M. Sarnoff
Frank D. Yeary

AUDIT AND OTHER PROFESSIONAL FEES

The following table provides information about fees for services provided by PwC (in thousands):

	Year Ended December 31,	
	2018 ($)	2017 ($)
Audit Fees	11,554	9,602
Audit-Related Fees	1,312	792
Tax Fees	18	82
All Other Fees[1]	1,210	1,226
Total	14,094	11,702

[1] Includes approximately $1.2 million of lease payments to PwC Russia for office space in Russia for each of 2018 and 2017, pursuant to a sublease arrangement negotiated on an arm's-length basis.

"Audit Fees" include fees for services provided in connection with the audit of our annual financial statements, the review of our quarterly financial statements included in our quarterly reports on Form 10-Q, the audit of internal control over financial reporting, and audit services provided in connection with other regulatory or statutory filings for which we have engaged PwC.

"Audit-Related Fees" are fees for assurance and related services that are reasonably associated to the performance of the audit or review of our consolidated financial statements or internal control over financial reporting and are not included in "Audit Fees." These services primarily include fees for procedures in connection with our Service Organizational Control ("SOC") reports and consultation regarding financial accounting and reporting matters.

"Tax Fees" are fees for tax services, including transfer pricing consulting, tax planning and advice, and tax compliance.

"All Other Fees" are fees for permitted services performed by PwC that do not meet the "Audit Fees," "Audit-Related Fees," or "Tax Fees" category description. These services primarily include fees for consulting services, compliance-related services, and software licenses, as well as the lease payment described above.

The ARC Committee has determined that the provision of the non-audit services listed above is compatible with PwC's independence.

ARC PRE-APPROVAL POLICY

The ARC Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the ARC Committee preapproves all audit and permissible non-audit services to be provided by PwC. These services may include audit services, audit-related services, tax services, and other services. Pre-approval is generally provided for a period of up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specified budget. PwC is required to report periodically to the ARC Committee regarding the extent of services provided in accordance with each pre-approval and the fees for such services provided to date. The ARC may also pre-approve particular services on a case-by-case basis.

Proposal 4 — Stockholder Proposal Regarding Political Disclosure

James McRitchie and Myra K. Young, whose address is 9295 Yorkship Court, Elk Grove, California 95758, have advised the Company that they intend to present the following stockholder proposal at the Annual Meeting. Mr. McRitchie and Ms. Young have indicated that they hold 50 shares of PayPal common stock and have delegated John Chevedden to act as their agent regarding this stockholder proposal, including its presentation at the Annual Meeting. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponents.

The text of the stockholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponents. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

> **The Board Recommends a Vote AGAINST Stockholder Proposal 4 based on the reasons set forth in PayPal's Statement in Opposition following the stockholder proposal.**

James McRitchie's and Myra K. Young's Proposal and Supporting Statement (as received)

Resolved, that the shareholders of PayPal Holdings, Inc. ("PayPal" or "Company") hereby request the Company to prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on the Company's website, that discloses the Company's:

(a) Policies and procedures for making electoral contributions and expenditures (direct and indirect) with corporate funds, including the board's role (if any) in that process; and

(b) Monetary and non-monetary contributions or expenditures that could not be deducted as an "ordinary and necessary" business expense under section 162(e)(1)(B) of the Internal Revenue Code, including (but not limited to) contributions or expenditures on behalf of candidates, parties, and committees and entities organized and operating under section 501(c)(4) of the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code.

The report shall be made available within 12 months of the annual meeting and identify all recipients and the amount paid to each recipient from Company funds. This proposal does not encompass lobbying spending.

Supporting Statement: As long-term PayPal shareholders, we support transparency and accountability in corporate electoral spending. Disclosure is in the best interest of PayPal and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Publicly available records show PayPal has contributed at least $470,000 in corporate funds since the 2010 election cycle. (CQMoneyLine: http://moneyline.cq.com; National Institute on Money in State Politics: http://followthemoney.org).

We acknowledge that PayPal publicly discloses a policy on corporate electoral spending and its direct contributions to candidates, parties, and committees. We believe this is deficient because PayPal does not disclose the following:

- A full list of trade associations to which it belongs and the non-deductible portion under section 162(e)(1)(B) of the dues paid to each; and
- Payments to any other third-party organization, including those organized under section 501(c)(4) of the Internal Revenue Code, that could be used for election-related purposes.

Information on indirect electoral spending through trade associations and 501(c)(4) groups cannot be obtained by shareholders unless the Company discloses it. This proposal asks the Company to disclose all of its electoral spending, direct and indirect. This could bring our company in line with a growing number of leading companies, including Visa, Inc., Mastercard Inc., and Alphabet Inc., which present this information on their websites. The Company's Board and shareholders need comprehensive disclosure to be able to fully evaluate the use of corporate assets in elections.

Vote for **Political Disclosure** — Proposal 4

PAYPAL'S STATEMENT IN OPPOSITION

The Board has considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

Participating in the Political Process Benefits Stockholders, Customers and Employees.

We conduct business in over 200 markets, necessitating compliance with a complex set of laws, rules and regulations. Proposed changes to these laws, rules and regulations can have a significant effect on our business, operating results and stockholder value. We are committed to transparency in all areas of our business, including our political contributions and public policy activities. By actively participating in the political process, we work to ensure that these effects are understood by our representatives, regulators and similarly situated companies.

Robust Management Processes Support Independent Board Oversight.

We are committed to the highest ethical standards and have procedures in place to ensure that our political contributions and lobbying activities are subject to appropriate oversight.

Our Government Relations team focuses its efforts on public policy issues relevant to the long-term interest of our Company and stockholders, and without regard to the personal political preferences of individual PayPal directors, officers, and employees. Our Senior Vice President, Corporate Affairs, and Vice President, Government Relations, review and approve all plans for corporate political contributions to ensure that these activities are consistent with the Company's guidelines and comply with applicable laws. Our Corporate Governance and Nominating Committee, consisting entirely of independent directors, has oversight of our political contributions and lobbying activities.

We are Committed to Transparency in All Aspects of Our Business.

Our policy and practices regarding political contributions are available at https://publicpolicy.paypal-corp.com/about-us#politicaltransparency.

Our political contributions and lobbying activities are governed by extensive laws and regulations, including those requiring public disclosure of such contributions and activities. We provide clear and transparent disclosure regarding the governance of our political activities, as well as our political contributions under U.S. state and local laws, and contributions to organizations operating under Section 527 of the Internal Revenue Code (the "Code").

We Disclose Our Trade Association Memberships and Related Contributions.

Like many major corporations, PayPal is a member of many trade associations that also advocate on public policy. Our disclosures include a list of trade associations to which we belong, together with the aggregate portion of the total contributions that we make to these trade associations that are used for lobbying activities. Our disclosures also confirm that we do not make any contributions to organizations operating under Section 501(c)(4) of the Code.

> **The Board Recommends a Vote AGAINST Proposal 4.**

Proposal 5 — Stockholder Proposal Regarding Human and Indigenous Peoples' Rights

John C. Harrington TTEE Harrington Investments, Inc. 401k Plan (the "Plan"), whose address is 1001 2nd Street, Suite 325, Napa, California 94559, has advised the Company that it intends to present the following stockholder proposal at the Annual Meeting. The Plan has indicated that it holds at least $2,000 worth of PayPal common stock. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement appears exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal and supporting statement may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

> **The Board Recommends a Vote AGAINST Stockholder Proposal 5 based on the reasons set forth in PayPal's Statement in Opposition following the stockholder proposal.**

The Plan's Proposal and Supporting Statement (as received):

PAYPAL—2019

Whereas, in 2015 our Company endorsed the Human Rights Campaign (HRC) landmark federal non-discrimination legislation (Equality Act) to protect LGBT people from discrimination;

Whereas, our Company terminated its agreement with Infowars after conducting "a comprehensive review" of the Infowars site and found that it "promoted hate and discriminatory intolerance against certain communities and religions," a violation of PayPal's acceptable use policy[1];

Whereas, our Company in 2017 earned a perfect 100% score on Human Rights Campaign's (HRC) Corporate Equity Index for the second year in a row and was named one of the Best Places to Work for LGBT Equality by HRC;

Whereas, our Company on its website highlighted its long-term support for domestic partnership and against discrimination based on sexual orientation or gender identity;

Whereas, our Company, on the other hand, has been attacked for hypocrisy for supporting government policies to expand business in Cuba and for conducting business in at least 25 countries where homosexual behavior is illegal;

Whereas, our Company has also been accused of discriminating against Palestinians and Palestinian businesses while not denying financial services in the occupied West Bank and Gaza Strip;

Whereas, our Company has adopted a voluntary Code of Business Conduct and Ethics;

Whereas, none of our Company's committee charters, Bylaws or Articles of Incorporation mention Human Rights policies or statements that outline PayPal's official company policies on international Human Rights;

Whereas, The United Nations in 1948 adopted the Universal Declaration of Human Rights, and the United Nations Human Rights Council in 2011 adopted the United Nations Guiding Principles on Business and Human Rights, and in 2006, the United Nations adopted the United Nations Declaration on the Rights of Indigenous Peoples.

Whereas, the Proponent believes it is a fiduciary duty of the board and management to consider Human Rights when making all decisions where there is a significant potential impact or consequences of our Company's involvement, as well as significant risk to our Company;

Whereas, our Company, addresses Human Rights in non-binding policy statements and non-binding guidelines with limited legal teeth or enforcement mechanisms and therefore minimal assurance of respect or protection for global Human Rights;

Whereas, reputational damage, negative publicity and loss of customers' business can result in long-term consequences for our Company;

Therefore, Be It Resolved: Shareholders request that PayPal modify its formal governance documents, i.e., committee charters, Bylaws and/or Articles of Incorporation, to articulate the fiduciary duties of Board and management to ensure due diligence on Human and Indigenous Peoples' Rights.

---

[1] https://www.theverge.com/2018/9/21/17887138/paypal-infowars-ban-alex-jones-hate-speech-deplatform

PAYPAL'S STATEMENT IN OPPOSITION

PayPal is committed to the highest standards of corporate responsibility and human rights. We have carefully considered this stockholder proposal, and our Board does not believe that additional amendments to our corporate governance documents are an effective or appropriate approach to address human rights.

We operate with a strong mission, vision, and set values that are grounded in the idea that it is a critical role of businesses today to be a force for good in our world. We believe that our Company must have a purpose beyond profit and that our customers, employees, and other stakeholders increasingly expect us to take meaningful action. This mission extends to how we treat one another and how we operate in the world. It shapes our culture, strengthens our communities, guides our actions, and is evidenced in our drive to create a fully inclusive workplace.

Across our business, we continue to focus on democratizing financial services, while ensuring we effectively manage our key environmental, social and governance (ESG) risks and opportunities to drive long-term performance. In 2018, we published our annual Global Impact Report that highlighted some of our key ESG programs and policies, including inclusion and equality, which are at the heart of our mission to make moving and managing money a right for all. Consistent with our mission, vision, and purpose, we work meaningfully to respect and honor global human rights in our business operations and continue to develop the oversight and management of ESG topics.

Recent Program Developments

We have made significant progress in the governance and development of our ESG strategy, including formalizing oversight at the Board-level, establishing executive leadership, and advancing an internal implementation framework for collaborating across the Company on important ESG topics. Since our last annual stockholder meeting:

- We formalized specific Board-level oversight of general ESG activities, including human rights and environmental sustainability, through the Governance Committee;
- We amended the Governance Committee's charter to reflect its oversight responsibility;
- We affirmed executive leadership of the direction, management, and execution of our overall ESG strategy by our EVP, Chief Business Affairs and Legal Officer; and
- We developed an internal governance framework to facilitate cross-functional ESG program development led by dedicated staff responsible for the strategic management and reporting of ESG topics. Regular updates are provided to both the Governance Committee and members of our senior leadership team, and those updates are then shared periodically with our Board.

We expect all personnel involved with the Company to adhere to our Code of Business Conduct & Ethics, as well as a Supplier Code of Business Conduct & Ethics, which applies to our suppliers, vendors, and consultants. Both of these governance documents provide clear guidance on how we should conduct business for the benefit of ourselves, our colleagues, our customers, our suppliers, and our stockholders. For additional information on these policies and our Global Impact Report, please visit https://investor.paypal-corp.com/corporate-governance.cfm and https://www.paypal.com/us/webapps/mpp/about/responsible-practices.

Moreover, we demonstrate an enduring dedication to promoting a diverse and inclusive society. Our vision is for everyone to have access to our services, subject to our ability to properly meet the customer needs, mitigate risk, and address regulatory and compliance requirements and resource allocation considerations in regions where our services are not currently available. We continue to enhance our efforts to ensure equality, including measures to confirm pay equity and diversity at all levels and support employees through various employee resource groups, which led to ongoing recognition by the Human Rights Campaign Corporate Equality Index and other organizations.

Our Board and management are committed to working together to advance the Company's respect for human rights and to ensure a safe, secure, and inclusive community for all employees and third-parties. Our existing governance framework provides a strong commitment to human rights that is evident in our established policies, practices and procedures, which continue to evolve. As a result, our Board believes that the proposal's recommendations are unnecessary and counterproductive, given our existing commitments and the formal oversight and management of human rights practices and other ESG topics.

Considering the measures that PayPal has already taken to maintain the highest standards of corporate responsibility and human rights in the operations of our business, we believe that additional amendments to our corporate governance documents requested by the proponent are not necessary and would not be beneficial to PayPal or our stockholders. The Board therefore recommends a vote AGAINST the proposal.

> **The Board Recommends a Vote AGAINST Proposal 5.**

Other Information

Questions and Answers

PROXY MATERIALS

1. **Why did I receive these proxy materials?**

    We have made these materials available to you or delivered paper copies by mail in connection with our Annual Meeting, which will take place exclusively online on May 22, 2019. As a stockholder, you are invited to participate in the Annual Meeting via live webcast and vote on the business items described in this proxy statement. This proxy statement includes information that we are required to provide to you under SEC rules and that is designed to assist you in voting your shares.

2. **What is included in the proxy materials?**

    The proxy materials include:

    *   The Notice of the Annual Meeting;
    *   Our proxy statement for the Annual Meeting; and
    *   Our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

    If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction form for the Annual Meeting. If you received a "Notice of Internet Availability of Proxy Materials" (described below) instead of a paper copy of the proxy materials, see the section entitled "Voting Information" below for information regarding how you can vote your shares.

3. **Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?**

    We are distributing our proxy materials to certain stockholders over the internet under the "notice and access" approach in accordance with SEC rules. As a result, we are mailing to many of our stockholders a "Notice of Internet Availability of Proxy Materials" ("Notice") instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials electronically on an ongoing basis or in printed form by mail.

4. **How can I access the proxy materials over the internet?**

    Your Notice, proxy card or voting instruction card will contain instructions on how to:

    *   view our proxy materials for the annual meeting on the internet; and
    *   instruct us to send our future proxy materials to you electronically by email.

    Our proxy materials are also available on our website at https://investor.paypal-corp.com/annuals-proxies.cfm.

    Your Notice, proxy card, or voting instruction card will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Instead of receiving future copies of our proxy statements and annual reports by mail, stockholders of record and most beneficial owners may elect to receive an email that will provide an electronic link to these documents. Choosing to receive your proxy materials electronically will help us to conserve natural resources and reduce the cost of printing and distributing our proxy materials. If you choose to access future proxy materials electronically, you will receive an email with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive future proxy materials by email will remain in effect until you revoke it.

5. **How may I obtain a paper copy of the proxy materials?**

    If a stockholder receives a paper Notice instead of a paper copy of the proxy materials, the Notice will provide instructions about how to obtain a paper copy of the proxy materials. If a stockholder receives the Notice by email, the email will include instructions about how to obtain a paper copy of the proxy materials. All stockholders of record who do not receive a paper Notice or email will receive a paper copy of the proxy materials by mail.

6. **I share an address with another stockholder and we received only one paper copy of the proxy materials or Notice. How may I obtain an additional copy?**

    To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding PayPal common stock but who share the same address, we have adopted an SEC-approved procedure called "householding.". Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to certain stockholders having the same last name and address and to individuals with more than one account registered at our transfer agent with the same address, unless contrary instructions have been received from an affected stockholder. This procedure reduces printing costs and mailing fees, as well as the environmental impact of our Annual Meeting. Stockholders participating in householding will continue to receive separate proxy cards.

If you are a beneficial owner and wish to receive a separate set of the Notice or proxy, please request the additional copy by contacting your individual bank, broker, or other nominee.

If you wish to receive a separate set of the Notice or proxy materials now, please request the additional copy by contacting Broadridge Financial Solutions, Inc. ("Broadridge") at:

> By Internet: www.proxyvote.com
> By telephone: 1-800-579-1639
> By email: sendmaterial@proxyvote.com

If you request a separate set of the Notice or proxy materials by email, please be sure to include your control number in the subject line. A separate set of the Notice or proxy materials, as applicable, will be sent promptly following receipt of your request.

If you are a stockholder of record and wish to receive a separate set of the Notice or proxy materials, as applicable, in the future, please contact our transfer agent.

If you are the beneficial owner of shares held through a bank, broker, or other nominee, and you wish to receive a separate set of the Notice or proxy, as applicable, in the future, please call Broadridge at:

• 1-866-540-7095

7. **I share an address with another stockholder and we received more than one paper copy of the Notice or proxy. How do we obtain a single copy in the future?**
Stockholders of record sharing an address who are receiving multiple copies of the Notice or proxy, as applicable, and who wish to receive a single copy of such materials in the future may contact our transfer agent. See Question XX below.

Beneficial owners of shares held through a bank, broker, or other nominee sharing an address who are receiving multiple copies of the Notice or proxy, as applicable, and who wish to receive a single copy of such materials in the future may contact Broadridge at:

• 1-866-540-7095

VOTING INFORMATION

8. Which proposals will be voted on at the Annual Meeting? How does the Board recommend that I vote? What is vote required to approve each of the proposals? What effect will abstentions and broker non-votes have?

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of Broker Non-Votes*
Item 1: Election of the 12 directors nominees identified in this proxy statement to hold office until our 2020 Annual Meeting of Stockholders.	For, Against or Abstain on each nominee	FOR each nominee	Majority of votes cast for such nominee	No effect	No effect
Item 2: Advisory vote to approve named executive officer compensation.	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the Annual Meeting and entitled to vote	Treated as votes Against	No effect
Item 3: Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2019.	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the Annual Meeting and entitled to vote	Treated as votes Against	Brokers have discretion to vote
Item 4: Stockholder proposal regarding political disclosure.	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the Annual Meeting and entitled to vote	Treated as votes Against	No effect
Item 5: Stockholder proposal regarding human and indigenous peoples' rights	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the Annual Meeting and entitled to vote	Treated as votes against	No effect

* See Question 17 below for additional information on broker non-votes.

9. Who is entitled to vote? How many shares can I vote?

Each share of PayPal common stock issued and outstanding as of the close of business on March 29, 2019, the Record Date for the Annual Meeting, is entitled to cast one vote per share on all items being voted on at the Annual Meeting. You may vote all shares of PayPal common stock that you owned as of the Record Date, including (1) shares held directly in your name as the stockholder of record, including shares purchased or acquired through PayPal's equity incentive plans, and (2) shares held for you as the beneficial owner through a broker, bank, or other nominee.

On the Record Date, 1,172,192,687 shares of PayPal common stock were issued and outstanding and entitled to vote.

10. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares as a beneficial owner through a bank, broker or other nominee rather than directly in their own name. As summarized below, there are some important distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare Shareowner Services LLC, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to PayPal or to a third party, or to vote your shares during the Annual Meeting.

Beneficial Owner

If your shares are held in a brokerage account or by a bank or other holder of record (commonly referred to as holding shares in "street name"), you are considered the "beneficial owner" of those shares. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record how to vote your shares during our Annual Meeting.

11. **How can I vote my shares without participating in the Annual Meeting?**
     Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares are voted without participating in the Annual Meeting. We encourage stockholders to vote well before the Annual Meeting, even if they plan to attend the virtual Annual Meeting. Please make sure that you have your Notice, proxy card or voting instruction form available and carefully follow the instructions. There are three ways to vote by proxy:

     • By Internet: vote your shares online at www.proxyvote.com
     • By telephone: call (800) 690-6903 or the telephone number on your proxy card or voting instruction form.
     • By mail: complete, sign and date your proxy card or voting instruction form and return in the postage-paid envelope.

     Internet and telephone voting are available 24 hours a day and will close at 11:59 p.m. Eastern time on Tuesday, May 21, 2019.

12. **How can I vote my shares during the Annual Meeting?**
     The Annual Meeting will be held entirely online to allow greater participation. Stockholders may participate in the Annual Meeting by visiting the following website:

     • www.virtualshareholdermeeting.com/PYPL19

     To participate in the Annual Meeting, you will need the 16-digit control number included on the Notice, proxy card or voting instruction form, as applicable.

     Whether you are a stockholder of record or a beneficial stockholder, you may vote your shares electronically during the Annual Meeting. Even if you plan to participate in the Annual Meeting online, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to participate in the Annual Meeting.

13. **May I change by vote or revoke my proxy?**
     If you are the stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

     • submitting a new proxy by Internet, telephone or paper ballot with a later date (which will automatically revoke the earlier proxy);
     • sending written notice of revocation to our Corporate Secretary; or
     • voting in person by attending the virtual Annual Meeting by webcast.

     Participation in the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request. For shares you hold beneficially in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee, or by participating in the meeting and electronically voting your shares during the meeting.

14. **What if I return my proxy card but do not provide voting instructions?**
     If you are a stockholder of record and you return your signed proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board (see Question 8 above).

15. **What if I am a beneficial owner and do not give voting instructions to my broker?**
     If you are a beneficial owner of shares, your broker, bank or other nominee is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting, except for the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2019, unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares on the Internet or by telephone. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote" and will have no effect on the Proposals described above except for Proposal 3 (see Question 8 above). For your vote to be counted, you will need to communicate your voting decision to your broker, bank or other nominee before the date of the Annual Meeting.

16. **Is my vote confidential?**
     Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, either within PayPal or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the vote; and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to management.

17. **What constitutes a quorum?**
     The quorum requirement for holding the Annual Meeting and the transaction of business is that holders of a majority of the shares of PayPal common stock entitled to vote at the Annual Meeting must be present in person or represented by proxy. Both abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

18. **Who will bear the cost of soliciting votes for the Annual Meeting?**

    We will bear the expense of soliciting proxies and we have engaged D.F. King & Co., Inc. to solicit proxies for a fee of $15,000, plus a reasonable amount to cover expenses. We will reimburse brokerage houses and other custodians, fiduciaries, and nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares. Our directors, officers, and employees, without additional compensation, may solicit proxies in person, by mail, by telephone, or by electronic communication.

19. **What happens if additional matters are presented at the Annual Meeting?**

    Other than the four items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Daniel H. Schulman, John D. Rainey, Louise Pentland, Wanji Walcott and Brian Y. Yamasaki, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

20. **Where can I find the voting results of the Annual Meeting?**

    We intend to announce preliminary voting results at the Annual Meeting and will publish the final voting results in a Current Report on Form 8-K within four business days of the Annual Meeting. The Form 8-K can be found at www.sec.gov and on our Investor Relations website.

ATTENDING THE ANNUAL MEETING

21. **How can I attend the Annual Meeting?**

    The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively via live webcast. You are entitled to participate in the annual meeting only if you were a PayPal stockholder as of the close of business on March 29, 2019, the Record Date, or if you hold a valid proxy for the annual meeting.

    You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/PYPL19. You also will be able to vote your shares by attending the virtual Annual Meeting online.

    To participate in the annual meeting, you will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. Stockholders who wish to submit a question to PayPal prior to the Annual Meeting may do so at www.proxyvote.com. Stockholders will need the 16-digit control number to submit a question.

    The online meeting will begin promptly at 8:00 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:45 a.m., Pacific Time, and you should allow sufficient time for the check-in procedures.

22. **Why are you holding a virtual meeting instead of a physical meeting?**

    We have conducted an exclusively virtual annual meeting each year since becoming a public company in 2015 and have adopted a series of safeguards which we believe provide all stockholders the same rights and opportunities to participate as they would at an in-person meeting. We have found that the live webcast technology enables greater stockholder attendance and participation globally, which allows us to better communicate with our stockholders. Please visit www.virtualshareholdermeeting.com/PYPL19, where you can attend this year's annual meeting, as well as submit questions before and during the meeting. For additional information regarding our virtual annual meeting, please see the section titled "Virtual Annual Meeting" on page 2 of this proxy statement.

23. **What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?**

    Stockholder Proposals

    Stockholders may present proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2020 Annual Meeting of Stockholders ("2020 Annual Meeting"), our Corporate Secretary must receive the written proposal at our principal executive offices no later than December 12, 2019. If we hold our 2020 Annual Meeting more than 25 days before or after the one-year anniversary date of the Annual Meeting, we will disclose the new deadline by which stockholder proposals must be received by any means reasonably determined to inform stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Proposals should be addressed to Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. Failure to deliver a proposal in accordance with this procedure may result in the proposal not being deemed timely received.

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our Bylaws provide that the only business that may be conducted at an annual meeting is business that is (1) brought before the meeting by the Company and specified in the notice of a meeting given by or at the direction of our Board, (2) brought before the meeting by or at the direction of our Board, or (3) otherwise properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our Bylaws. To be timely for our 2020 Annual Meeting, our Corporate Secretary must receive the written notice by overnight express courier or registered mail, return receipt requested, at our principal executive offices:

- not earlier than the close of business on December 12, 2020; and
- not later than the close of business on January 11, 2020.

If we hold our 2020 Annual Meeting more than 25 days before or after the one-year anniversary of the 2019 Annual Meeting, our Corporate Secretary must receive the written notice at our principal executive offices no later than the close of business on the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear virtually (for a virtual annual meeting) or in person (for a physical annual meeting) to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates

In addition, our Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our Bylaws, which, in general, require that our Corporate Secretary receive the notice within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement.

We advise you to review our Bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Our Bylaws were filed with the SEC on January 18, 2019 as an exhibit to our Current Report on Form 8-K and are available at https://investor.paypal-corp.com/sec-filings. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for submitting stockholder proposals and nominating director candidates. We will not consider any proposal or nomination that is not timely or otherwise does not meet our Bylaw and SEC requirements for submitting a proposal or nomination. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Other Matters

The Board is not aware of any other matters that will be presented for consideration at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Brian Y. Yamasaki

Brian Y. Yamasaki
Vice President, Corporate Legal and Secretary
Dated: April 10, 2019